

Notice of Annual Meeting of Shareholders and Proxy Statement

2022

GENERAL DYNAMICS

LETTER TO OUR SHAREHOLDERS

March 24, 2022

DEAR FELLOW SHAREHOLDER:

Enclosed you will find the 2022 General Dynamics Proxy Statement. We encourage you to read this proxy statement to learn more about our sound corporate governance practices, our pay-for-performance approach to executive compensation and the ways in which we have engaged with and responded to our shareholders.



2021 Performance

As the pandemic continued through 2021, our business units remained engaged with our customers, worked effectively with our suppliers and acted with the utmost concern for our employees. Despite the pandemic, we continued to make very good progress on our long-term investment plans. Gulfstream revealed the G800 and G400, and Electric Boat reached 60% completion on its facility modernization plan. With our ongoing focus on operating excellence, we generated cash from operations of $4.3 billion, a new record, and we achieved diluted earnings per share of $11.55, exceeding our projection. Our defense segments collectively delivered record revenue and operating earnings. We produced $3.4 billion of free cash flow,[1] an amount that exceeded our net earnings. Our backlog remained strong at $87.6 billion. With Aerospace orders topping $13.3 billion, Gulfstream had its strongest order year in over a decade.

In addition to investing in our company, we repurchased 10.3 million outstanding shares and increased our dividend by 8%, marking the 24th consecutive year of annual increases.

Shareholder Engagement

We value our shareholders' input. In our regular conversations with investors, we discussed company performance, sustainability, corporate governance and compensation. We strive to be responsive to our shareholders. Since my letter to you last year, we have taken substantial and concrete steps to continue to bolster our sustainability initiatives, including creating a new fully independent Sustainability Committee of the Board, issuing a new Sustainability Report and announcing a greenhouse gas reduction goal.

Board Engagement and Qualifications

Your Board's diverse directors bring a wealth of knowledge, judgment and wisdom gained through leadership roles in business, government and the military. The Board benefits from its years-long track record of deliberate and thoughtful refreshment. As a result of this process, your Board comprises well-qualified business leaders, aerospace and defense industry experts, and financial and strategic advisors.

On behalf of the Board of Directors, I am pleased to invite you to the 2022 Annual Meeting of Shareholders, which we will hold as a virtual Annual Meeting. If you are unable to attend, we encourage you to vote by proxy as all shareholder votes are important. In this proxy statement, we describe the items on which you are asked to vote. We ask that you vote in accordance with the recommendations of the Board of Directors.

Sincerely,

Phebe N. Novakovic
Chairman and Chief Executive Officer

---

(1) See Appendix A for a discussion of this non-GAAP measure.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS



DATE AND TIME
Wednesday, May 4, 2022
9 a.m. Eastern Time



VIRTUAL MEETING SITE
www.VirtualShareholderMeeting.com/GD2022



WHO CAN VOTE
Shareholders as of March 9, 2022, are entitled to vote

	Proposal	Board Recommendation	Additional Information
1	**Election of Directors**	✓ **"FOR" each nominee**	*See pages 14 through 23 for more information on the nominees*
2	**Advisory Vote on the Selection of Independent Auditors**	✓ **"FOR"**	*See page 37 for details*
3	**Advisory Vote to Approve Executive Compensation**	✓ **"FOR"**	*See page 39 for details*
4	**Shareholder Proposal — Independent Board Chairman**	✗ **"AGAINST"**	*See pages 84 through 86 for details*
5	**Shareholder Proposal — Human Rights Report**	✗ **"AGAINST"**	*See pages 87 through 90 for details*

HOW TO VOTE



INTERNET
Access **www.ProxyVote.com** and follow the instructions.



MAIL
Sign and date each proxy card received and return each card using the prepaid postage envelope.



TELEPHONE
Call **1-800-690-6903** if you are a registered holder. If you are a beneficial holder, call the phone number listed on your voter instruction form.



ATTEND THE VIRTUAL MEETING
To be admitted to the virtual meeting, you must register in advance by accessing **www.ProxyVote.com** and following the instructions by 11:59 p.m. Eastern Time on April 29, 2022. Once registered, you can access the virtual meeting at **www.VirtualShareholderMeeting.com/GD2022.**

Shareholders will also act on all other business that properly comes before the meeting or any adjournment or postponement of the meeting.

Shareholders may raise other matters as described in the accompanying Proxy Statement.

The Board of Directors set the close of business on March 9, 2022, as the record date for determining the shareholders entitled to receive notice of, and to vote at, the Annual Meeting. It is important that your shares be represented and voted at the meeting. Please complete, sign and return a proxy card or use the telephone or internet voting systems.

A copy of the 2021 Annual Report accompanies this Notice and Proxy Statement and is available on the website listed below. These proxy materials are first being mailed or made available on the internet to shareholders on or about March 24, 2022.

By Order of the Board of Directors,

Gregory S. Gallopoulos
Secretary
Reston, Virginia
March 24, 2022

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on **May 4, 2022**

The Proxy Statement and 2021 Annual Report are Available at **www.gd.com/2022proxy**

TABLE OF CONTENTS

PROXY SUMMARY

This summary highlights selected information that is provided in more detail throughout this Proxy Statement. This summary does not contain all the information you should consider before voting. You should read the full Proxy Statement before casting your vote.

Voting Matters and Board Recommendations

At this year's Annual Meeting, we are asking shareholders of our Common Stock, par value $1.00 per share (Common Stock) to vote on the following matters:

PROPOSAL 1
ELECTION OF DIRECTORS

✔ The Board recommends a vote **FOR** all director nominees.   See page 14

PROPOSAL 2
ADVISORY VOTE ON THE SELECTION OF INDEPENDENT AUDITORS

✔ The Board recommends a vote **FOR** this proposal.   See page 37

PROPOSAL 3
ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

✔ The Board recommends a vote **FOR** this proposal.   See page 39

PROPOSAL 4
SHAREHOLDER PROPOSAL — INDEPENDENT BOARD CHAIRMAN

✘ The Board recommends a vote **AGAINST** this proposal.   See page 84

PROPOSAL 5
SHAREHOLDER PROPOSAL — HUMAN RIGHTS REPORT

✘ The Board recommends a vote **AGAINST** this proposal.   See page 87

Who We Are

Overview of Our Business and Strategy

General Dynamics is a global aerospace and defense company. From Gulfstream business jets and nuclear-powered submarines to combat vehicles, IT services, and communications and networking systems, our customers depend on us to produce the world's most technologically advanced products and services to ensure their safety and security. We offer these products and services through our 10 business units, which are organized into four operating segments: Aerospace, Marine Systems, Combat Systems and Technologies.

To optimize market focus, customer intimacy, agility and operating expertise, each business unit is responsible for the development and execution of its strategy and operating results. This structure allows for a lean corporate function, which sets the overall strategy and governance for the company and is responsible for allocating and deploying capital.

Our business units seek to deliver superior operating results by building industry-leading franchises. To achieve this goal, we invest in advanced technologies, pursue a culture of continuous improvement, and strive to be the low-cost, high-quality provider in each of our markets. The result is long-term value creation measured by strong earnings and cash flow and an attractive return on capital.

This model, which has served us well for many years, has been vital to our ability to navigate the challenges brought on by the COVID-19 pandemic.

2021 Financial Highlights

Delivering Long-Term Shareholder Value

As the pandemic has continued, our business units have evolved their processes and procedures to stay engaged with customers, work effectively with our suppliers, and act with the utmost concern for our employees. In addition, we made very good progress on our long-term investment plans. Gulfstream revealed the G800 and G400 aircraft, extending the top of its product line and expanding the market for the smaller end of its portfolio, and Electric Boat reached 60% completion on its facility modernization plan. With our ongoing focus on operating excellence, we generated **record-high cash from operations** of $4.3 billion.

DIVIDEND HISTORY
(Quarterly)



	2017	2018	2019	2020	2021
	$0.84	$0.93	$1.02	$1.10	**$1.19**
		▲11%	▲10%	▲8%	▲8%

$38.5 billion	**$11.55**	**11.9**%	**$1.19** per share
REVENUE	**DILUTED EARNINGS PER SHARE (EPS)**	**RETURN ON INVESTED CAPITAL (ROIC)**[1]	**QUARTERLY DIVIDEND**
A 1.4% increase despite some ongoing COVID-related disruptions	Exceeded our EPS projections for the year	Improvement due to lower average invested capital and higher net operating profit after taxes	24th consecutive year with a dividend increase
$3.3 billion	**10.8**%	**$4.3** billion	**$87.6** billion
NET EARNINGS	**OPERATING MARGIN**	**CASH FROM OPERATING ACTIVITIES**	**BACKLOG**
Fourth-straight year of net earnings in excess of $3.0 billion	Delivered solid double-digit performance	Highest-ever cash from operations; generated free cash flow (FCF) of $3.4 billion, or 104% of net earnings	Aerospace segment backlog achieved a nine-year high

(1) See Appendix A for a discussion of this non-GAAP measure.

2022 Board of Director Nominees

Name and Primary Occupation		Independent	Director Since	Other Public Company Boards	Committee Membership AC	CC	FBPC	NCGC	SC
	JAMES S. CROWN Lead Director Chairman and CEO, Henry Crown and Company	✔	1987	1	✓	✓		★	✓
	RUDY F. DELEON Senior Fellow, Center for American Progress	✔	2014			✓	★		✓
	CECIL D. HANEY Retired Admiral, U.S. Navy	✔	2019	1	✓			✓	
	MARK M. MALCOLM Former President and CEO, Tower International	✔	2015		★		✓		
	JAMES N. MATTIS Former United States Secretary of Defense and Retired General, U.S. Marine Corps	✔	2019		✓			✓	
	PHEBE N. NOVAKOVIC Chairman and CEO, General Dynamics		2012	1					
	C. HOWARD NYE Chairman, President and CEO, Martin Marietta Materials	✔	2018	1	✓	✓			
	CATHERINE B. REYNOLDS Chairman and CEO, EduCap	✔	2017	1	✓		✓		✓
	LAURA J. SCHUMACHER Vice Chairman, External Affairs and Chief Legal Officer, AbbVie	✔	2014	1		★		✓	
	ROBERT K. STEEL Partner and Chairman, Perella Weinberg Partners	✔	2021	1		✓	✓	✓	★
	JOHN G. STRATTON Executive Chairman, Frontier Communications	✔	2020	2	✓		✓		
	PETER A. WALL Retired General, British Army	✔	2016				✓	✓	✓

★ Committee Chair
✓ Committee Member

AC = Audit Committee
CC = Compensation Committee
FBPC = Finance and Benefit Plans Committee
NCGC = Nominating and Corporate Governance Committee
SC = Sustainability Committee

Composition of the General Dynamics Board

(As Nominated for Election at the Annual Meeting)

DIRECTOR TENURE



1 Director
> 12 years

4 Directors
6-12 years

AVERAGE TENURE
7.5 Years

7 Directors
< 6 years

AGE



1 Director
> 70 years

2 Directors
< 60 years

6 Directors
65-70 years

AVERAGE AGE
65.3 Years

3 Directors
60-64 years

AN INDEPENDENT BOARD



11/12
Nominees
are Independent

DIVERSITY



3/12
Nominees
are Women



2/12
Nominees are Ethnic
or Racial Minorities

1 Black/African-American
1 Hispanic/Latino

GUIDED BY EXPERTISE — KEY BOARD SKILLS AND EXPERIENCE



Aerospace and Defense Industry — **5** / 12

Corporate Governance and Public Company Board — **10** / 12

Finance or Accounting — **10** / 12

Government Relations and Regulatory — **10** / 12

Global Business Strategy — **11** / 12

Operations and Manufacturing — **6** / 12

Sustainability — **7** / 12

Technology and Cybersecurity — **5** / 12

A Commitment to Sound Corporate Governance

Our Board of Directors believes that a commitment to good corporate governance enhances shareholder value. Sound corporate governance starts with a strong value system, and the value system starts in the boardroom. The General Dynamics Ethos — our distinguishing moral nature — is rooted in four overarching values.



THESE VALUES:

- Drive how we operate our business.
- Govern how we interact with each other and our customers, partners and suppliers.
- Guide the way we treat our workforce.
- Determine how we connect with our communities and impact our environment.

By adhering to our Ethos, we ensure that we continue to be good stewards of the investments in us by our shareholders, customers, employees and communities.

Corporate Governance Highlights

Governance Practice		For more information
Stock Ownership	• ***Market-leading stock ownership requirements*** provide that executive officers must hold shares of our Common Stock worth eight to 15 times base salary. Director ownership guidelines provide that directors should hold shares having a value of at least eight times the annual retainer.	P. 67
	• We ***prohibit hedging and pledging*** of our Common Stock by directors and executive officers.	P. 68
Board Structure and Governance	• Thoughtful ***Board refreshment*** supports ***Board diversity*** and a balanced mix of new and more seasoned directors with an average tenure of 7.5 years.	P. 7
	• An ***independent Lead Director*** with a robust set of responsibilities is elected annually by the Board and provides additional independent oversight of senior management and board matters.	P. 25
	• Eleven of our 12 director nominees are ***independent***. All of our Board committees are chaired by independent directors and are 100% independent.	P. 23
	• Our independent directors meet in ***executive session***, without management present, following each regularly scheduled meeting, presided by the Lead Director.	P. 30
	• Our directors ***attended 100% of Board and committee meetings*** in 2021.	P. 30
	• Diligent ***Board oversight of risk*** is a cornerstone of our risk management program.	P. 28
	• The Board and each committee conduct ***annual self-assessments*** of their performance and effectiveness.	P. 33
	• Our ***related person transactions policy*** ensures appropriate Board review of related person transactions.	P. 34
	• Our directors are ***elected annually*** based on a ***majority voting standard*** for uncontested elections. We have a ***resignation policy*** if a director fails to receive a majority of votes cast.	P. 93; Bylaws*
	• We ***prevent overboarding*** by providing that directors may not serve on more than four other public company boards, and Audit Committee members may not serve on the audit committees of more than two other public companies.	CGG*
Corporate Responsibility	• In 2021, our board established a fully-independent ***Sustainability Committee*** to oversee corporate practices relating to corporate sustainability, including environmental, health and safety, human rights, and social matters.	SC Charter*
	• In March 2022, we released an updated and expanded ***Corporate Sustainability Report*** that discusses our Ethos, our commitment to our stakeholders and communities and our commitment to ***diversity and inclusion***.	CSR**
	• Our ***ethics program*** includes ***strong Codes of Ethics*** for all employees globally, with specific codes for our directors and financial professionals.	GD Website**
	• Disclosure of our ***corporate political contributions*** and our ***trade association dues*** describes the process and oversight we employ in each area.	GD Website ***
	• We have a strong corporate commitment to respecting the dignity, ***human rights*** and autonomy of others.	CSR**; GD Website**
Shareholder Rights	• Our ***proxy access bylaws*** enable shareholders meeting the requirements in our bylaws to nominate director candidates and have those nominees included in our proxy statement.	Bylaws*
	• We ***do not have a shareholder rights plan***, or poison pill. Any such future plan would require shareholder approval.	CGG*
	• Our Bylaws do not restrict our shareholders' right under Delaware law to ***act by written consent***.	Bylaws*
	• Our shareholders have the right to request a ***special meeting*** of shareholders.	Bylaws*
	• ***Voting rights are proportional*** to economic interests. One share equals one vote.	Certificate of Incorporation*

*   Our Corporate Governance Guidelines (CGG), Certificate of Incorporation, Bylaws and Sustainability Committee Charter (SC Charter) are available on our website at www.gd.com/CorporateGovernance.

**   Our Standards of Business Ethics and Conduct, Codes of Ethics, Corporate Sustainability Report (CSR) and Human Rights Policy are available on our website at www.gd.com/Responsibility.

*** See www.gd.com/AdditionalDisclosure.

Shareholder Engagement

In 2021, we reached out to shareholders representing approximately:



65% of our outstanding stock

KEY ITEMS DISCUSSED WITH SHAREHOLDERS IN 2021

Board of Directors and Corporate Governance	• Board refreshment and succession planning • Director diversity • Shareholder rights
Executive Compensation	• Program structure, including role of equity compensation • Pay-for-performance alignment • Strong shareholder support in 2021 say-on-pay vote
Corporate Responsibility and Sustainability	• Board oversight, including Sustainability Committee • Greenhouse gas (GHG) emissions target and climate transition • Human capital management • Diversity and inclusion initiatives

Executive Compensation Highlights

Components of 2021 Compensation Program

	CEO	Other NEOs	Description
Cash			
Annual Base Salary	7%	13%	• Base Salary is targeted to be a market competitive rate and also reflects the experience, potential and performance track-record of executives.
Annual Incentive Compensation	26%	28%	• Targeted around the median of our peers, the annual incentive is designed to motivate and align management with current year business goals and varies based on achievements. The incentive includes a balance of financial and strategic and operational measures to align with annual key priorities. • Incorporates financial metrics — EPS (25%), FCF (25%) and operating margin (20%) — as well as strategic and operational goals (30%). • Strategic and operational performance measures include but are not limited to: financial performance improvements, prudent allocation of capital, environmental, social, and governance (ESG) management, debt management, segment performance, cost reductions, leadership and other significant factors not contemplated at the start of the year.
Equity			

Long-Term Incentive (LTI) Compensation	67%	59%	• LTI awards are targeted around a market competitive range of our peers and also reflect the experience, potential and performance track-record of executives. LTI awards have multi-year performance metrics designed to align NEOs with the objectives of our company and shareholders.
			• A mix of elements serves to:
			  – Focus leaders on specific long-term performance results;
			  – Provide a balance of rewards focused on different objectives over varying time periods;
			  – Reward management for improvements in shareholder value;
			  – Retain key employees through longer-term vesting and performance periods; and
			  – Provide an opportunity for wealth accumulation over time that is consistent with the shareholder experience.

50% Performance Stock Units

30% Stock Options

20% Restricted Stock

CORPORATE RESPONSIBILITY AND SUSTAINABILITY

Our Board and management take seriously our commitment to corporate responsibility, and we implement our ESG program in a way that benefits our stakeholders, including investors, customers, employees, suppliers and communities. This imperative is rooted in our Ethos — our defining moral character as a company and the standard to which we hold ourselves.

Ongoing engagement with stakeholders has been an integral part of building and evolving our sustainability program. We remain committed to reducing our global environmental impact, including our carbon footprint; protecting and promoting human rights; increasing the diversity and inclusiveness of our workforce; supporting the health, welfare and safety of our employees; and being transparent on these issues. As with all aspects of our business, we strive for constant improvement. Our sustainability initiatives are no exception.

Oversight of Sustainability

As with everything we do, our oversight of ESG topics starts with our Board of Directors. The Board continually focuses on material risks and opportunities, including those related to sustainability and ESG matters, as it discharges its duties. This year the Board established a fully-independent, standing Sustainability Committee to increase our focus on these important topics. The Sustainability Committee assists the Board in overseeing corporate practices relating to sustainability, including environmental, health and safety, human rights, and social matters. The Sustainability Committee is chaired by Robert K. Steel, who has unique experience and brings key insights into sustainability issues.

Oversight of material risks is among the most critical functions of our Board. The Board has long-established governance structures designed to assure that potentially material risks, including those attendant to sustainability issues, are adequately identified and escalated. Pursuant to these structures, senior management, as part of its day-to-day management of the business, identifies and evaluates the materiality of ESG issues and, where appropriate, escalates these issues within our governance structure. In addition, applicable policies are subject to our rigorous internal audit program, which reports directly to the Board's Audit Committee.

OVERSIGHT OF SUSTAINABILITY RISK



We enhanced oversight by establishing a Sustainability Committee in 2021

We understand the value of engaging stakeholders and providing robust disclosures on how General Dynamics' Board and management identify and address ESG risks. In March, we published an updated and expanded Corporate Sustainability Report for 2021, which follows Sustainability Accounting Standards Board (SASB) disclosure standards. Also in 2021, we redesigned and made more information available on our website located at www.gd.com/responsibility. Furthermore, we have increased our discussion of sustainability and its attendant risks and opportunities in our engagement with shareholders and other stakeholders. We view engagement and disclosure as areas of continuous improvement and will seek new ways to enhance these efforts.

Overarching Principles

Our approach to sustainability matters is guided by strong corporate governance processes and characterized by a culture of transparency.



GOVERNANCE
Our Board, as a whole and through its Sustainability Committee, maintains oversight over our sustainability practices and is committed to continuous improvement.



TRANSPARENCY
We publish key ESG information, including our comprehensive Corporate Sustainability Report that follows the SASB framework, our EEO-1 workforce diversity data and our CDP disclosure of climate-related data. This information is available on our website.

Key Focus Areas

Our governance processes described above ensure that our business decisions recognize the economic, environmental and social considerations in our operational strategy. Some of the sustainability areas on which the Board and management focus considerable attention are the environmental impacts of our operations; human capital management, including diversity and inclusion; and human rights and the end-use of our products.



ENVIRONMENT
As a company with multiple business lines that include heavy manufacturing, we recognize that our actions have an impact on our planet. In keeping with our commitment to environmental stewardship, we adopted a company-wide target to reduce our GHG emissions by 40% by 2034 compared to our 2019 emissions.



HUMAN CAPITAL MANAGEMENT
People are the heart of our company. We are committed to the safety, health and well-being of our employees, including fair compensation for the work they perform, so that they can remain focused on their mission.



HUMAN RIGHTS
We recognize the fundamental human dignity of all people. As a company with operations and suppliers around the world, we appreciate the importance of ensuring that we respect basic human rights in our business activities.



DIVERSITY AND INCLUSION
We believe that a diverse workplace yields better ideas and outcomes. We are committed to promoting a workforce that reflects a rich tapestry of different backgrounds, experiences and perspectives, where all are welcomed.

Our Foundation

Our approach to sustainability is grounded in our corporate Ethos, which compels responsible business practices, transparency of our actions and accountability to our commitments. Our Ethos ensures that we behave according to our shared values and use those values to guide our every endeavor. This moral character not only unifies our standards and commitment, but also compels us to make General Dynamics sustainable for our shareholders, customers, employees and communities, both local and global.

Highlight on Environmental Responsibility

Like many of our investors, employees and community members, we are committed to minimizing the impact our business has on the environment. This is a priority across all levels of our company. We are actively instituting initiatives across the company to improve our environmental performance and reduce our global carbon footprint. We are also committed to transparency in this area. In 2021, we received a CDP score of A-. Our CO_2 emissions from 2008 through 2020 declined 23%, even as our revenue increased 29%, resulting in a 40% decrease in our CO_2 emissions per dollar of revenue.

REVENUE VERSUS EMISSIONS



GHG Emissions Target. Continuing our efforts, we have adopted a science-based, company-wide target to reduce GHG emissions by 40% by 2034 compared to our 2019 emissions. This target is consistent with the international ambition to limit the global temperature increase to well below 2 degrees Celsius.

ELECTION OF THE BOARD OF DIRECTORS OF THE COMPANY

PROPOSAL 1

Election of Directors

- Accomplished slate of nominees, with diversity of thought, experience and skills beneficial to our company
- All nominees are independent, except the chairman
- Average director tenure of 7.5 years

 YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A **VOTE FOR** ALL DIRECTOR NOMINEES.

Director Nominations

Directors are elected at each Annual Meeting of Shareholders and hold office for one-year terms or until successors are elected and qualified. The Nominating and Corporate Governance Committee leads consideration of director nominees from various sources and identifies nominees with the primary goal of ensuring the Board collectively serves the interests of shareholders.

NOMINEES ARE THOROUGHLY EVALUATED TO ENSURE A BALANCED AND EFFECTIVE BOARD


Ability to devote sufficient time and attention to Board responsibilities


Absence of conflicts of interest


Background and professional experience


Diversity of key skills and expertise


Ethics and integrity


Gender and racial / ethnic diversity


For Incumbents: Performance, participation and contributions to the Board

DIRECTOR CANDIDATE EVALUATION

Potential Board candidates are evaluated in the context of the current Board composition to ensure diversity of backgrounds, talent, skills and expertise. This ensures that our directors bring a broad perspective to the company on a range of important issues.

Director Skills and Experience

In considering Board nominees, the Nominating and Corporate Governance Committee considers each individual's background and personal and professional experiences in addition to general qualifications. Nominees are evaluated in the context of the Board as a whole, with a focus on achieving an appropriate mix of skills needed to lead the company at the Board level. The committee regularly assesses and communicates with the Board about the current and future skills and backgrounds to ensure the Board maintains an appropriate mix. These skills are reflected in the following table. Each nominee also possesses additional skills and experience that are not highlighted among those listed below.

DIRECTOR NOMINEES SKILLS, KNOWLEDGE AND EXPERIENCE MATRIX

	Importance to General Dynamics	James S. Crown	Rudy F. deLeon	Cecil D. Haney	Mark M. Malcolm	James N. Mattis	Phebe N. Novakovic	C. Howard Nye	Catherine B. Reynolds	Laura J. Schumacher	Robert K. Steel	John G. Stratton	Peter A. Wall
Aerospace and Defense Industry	Supports oversight of the company's business performance and strategic developments in our industry		✓	✓		✓	✓						✓
Corporate Governance and Public Company Board	Provides the background and knowledge necessary to provide effective oversight and governance	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓	
Finance or Accounting	Enables in-depth analysis of our financial statements and understanding of our capital structure, financial transactions and financial reporting processes	✓		✓	✓	✓	✓	✓	✓	✓	✓	✓	
Government Relations and Regulatory	Critical for an understanding of the complex regulatory and governmental environment involving our business		✓	✓		✓	✓	✓	✓	✓	✓	✓	✓
Global Business and Strategy	Important for oversight of a complex organization with operations worldwide	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓	✓
Operations and Manufacturing	Necessary in overseeing a sustainable, complex, global manufacturing company			✓	✓	✓	✓	✓					✓
Sustainability	Supports oversight of environmental, human capital, human rights and social matters	✓	✓			✓		✓	✓		✓		✓
Technology and Cybersecurity	Supports our businesses in navigating the rapidly changing landscape for technology and cybersecurity			✓		✓				✓		✓	✓

Board Diversity

In order to sustain a global business, we must bring together a group of people with a vision for the future and diversity of thought. We must have leadership, at both the executive and Board levels, to develop and execute our business objectives better than our competition. At the heart of our company are diverse executives, managers and employees worldwide who rely on their intimate knowledge of customer requirements and a unique blend of skills and innovation to develop and deliver the best possible products and services.

Highlights of the composition of the Board of Directors, as nominated, include:


5
Current or Past CEOs of Complex, Global and/or Public Companies
5
Diverse Directors:
3 Women
1 Black/African-American
1 Hispanic/Latino
10
Directors with Significant Financial Backgrounds or Expertise
Balanced Board With Unique Perspectives
9
Current or Former Public Company Directors
5
Directors with Prior Top Leadership Posts in the Military or U.S. Department of Defense
4
Directors with Experience in Leading Complex Operating and Manufacturing Organizations

Limitation on Directorships

Consistent with our director nominee evaluation criterion that each nominee must have the ability to devote sufficient time and attention to Board responsibilities, our directors may not serve on more than four other public company boards, and Audit Committee members may not serve on the audit committees of more than two other public companies.

Director Retirement Policy

Directors typically may not stand for election after reaching the age of 72. If the Nominating and Corporate Governance Committee and two-thirds of the directors then in office determine that having a particular person on the Board would provide a significant benefit to the company, that individual may stand for election after reaching the age of 72. Our Bylaws prohibit directors from standing for election after reaching the age of 75.

2022 Director Nominees

The following 12 nominees are standing for election to the Board of Directors at the Annual Meeting. If any nominee withdraws or for any reason is unable to serve as a director, your proxy will be voted for any remaining nominees (except as otherwise indicated in your proxy) and any replacement nominee designated by the Nominating and Corporate Governance Committee of the Board of Directors.



Age: 68
Director since:
May 1987
INDEPENDENT

Committees:
- Audit
- Compensation
- Nominating and Corporate Governance (Chair)
- Sustainability

JAMES S. CROWN — *Lead Director*

BACKGROUND

- Lead Director since May 2010
- Chairman and Chief Executive Officer of Henry Crown and Company since 2018; President of Henry Crown and Company, 2002 to 2018; Vice President of Henry Crown and Company, 1985 to 2002
- Mr. Crown currently serves as a director of J.P. Morgan Chase & Co.

KEY ATTRIBUTES/SKILLS/EXPERIENCE

As the longest-serving member of our Board and a significant shareholder, Mr. Crown has an abundance of knowledge regarding General Dynamics and our history. As chairman and chief executive officer of Henry Crown and Company, a private investment firm with diversified interests, Mr. Crown has broad experience in business management and capital deployment strategies. His many years of service as a director of our company and other large public companies provide him with a deep understanding of the roles and responsibilities of a board of a public company.



Age: 69
Director since:
September 2014
INDEPENDENT

Committees:
- Compensation
- Finance and Benefit Plans (Chair)
- Sustainability

RUDY F. DELEON

BACKGROUND

- Senior Fellow with the Center for American Progress since 2007
- Senior Vice President of The Boeing Company, 2001 to 2006
- Deputy Secretary of Defense, 2000 to 2001; Undersecretary of Defense for Personnel and Readiness, 1997 to 2000
- Undersecretary of the U.S. Air Force, 1994 to 1997.

KEY ATTRIBUTES/SKILLS/EXPERIENCE

Mr. deLeon's experience as the second-highest ranking civilian official in the U.S. Department of Defense and as a foreign policy and military advisor gives him a keen understanding of the complexities of the U.S. military and the defense industry. His experience in government, combined with his leadership at The Boeing Company as a senior vice president leading all U.S. federal, state and local government liaison operations, provides him with a deep understanding of the aerospace and defense industry, enabling him to serve General Dynamics with valuable perspectives on the business.



Age: 66
Director since:
March 2019
INDEPENDENT

Committees:
• Audit
• Nominating and Corporate Governance

CECIL D. HANEY

BACKGROUND

• Retired Admiral, U.S. Navy; Commander, U.S. Strategic Command, 2013 to 2016; Commander, U.S. Pacific Fleet, 2012 to 2013
• Mr. Haney currently serves as a director of Tenet Healthcare Corporation.

KEY ATTRIBUTES/SKILLS/EXPERIENCE

Prior to retiring from the U.S. Navy at the rank of Admiral, Mr. Haney served as Commander of the U.S. Strategic Command and Commander of the U.S. Pacific Fleet. His leadership positions, particularly with U.S. Strategic Command, required extensive knowledge about the role of advanced technologies and cybersecurity in the national security of the United States. During his service, Mr. Haney also gained broad global experience in managing complex operational and budgetary issues. His nearly four-decade career with the U.S. Navy gives him valuable insight into key aspects of the defense industry and national security priorities. Mr. Haney's engineering and national security educational backgrounds, together with his extensive experience with advanced technologies and cyber matters, position him as a valuable advisor to our businesses.



Age: 68
Director since:
August 2015
INDEPENDENT

Committees:
• Audit (Chair)
• Finance and Benefit Plans

MARK M. MALCOLM

BACKGROUND

• President and Chief Executive Officer of Tower International, Inc., 2007 to 2016
• Senior Advisor, Cerberus Capital Management, 2006 to 2007
• Executive Vice President and Controller of Ford Motor Credit, 2004 to 2005; Director of Finance and Strategy, Global Purchasing, of Ford Motor Company, 2002 to 2004
• Mr. Malcolm served as a director of Tower International, Inc., then a public company, within the past five years.

KEY ATTRIBUTES/SKILLS/EXPERIENCE

Mr. Malcolm's senior executive positions at Tower International and Ford provide him with critical knowledge of the management, financial and operational requirements of a large company. In these positions, Mr. Malcolm gained extensive experience in dealing with accounting principles and financial reporting, evaluating financial results and the financial reporting process of a public company. Mr. Malcolm brings to the Board a broad knowledge of the complex business issues facing a public company in areas such as risk management, global supply chain management and corporate governance. Based on his experience, the Board has determined that Mr. Malcolm is an Audit Committee Financial Expert.



Age: 71
Director since:
August 2019
INDEPENDENT

Committees:
- Audit
- Nominating and Corporate Governance

JAMES N. MATTIS

BACKGROUND

- Senior Counselor, The Cohen Group since 2019
- United States Secretary of Defense, 2017 to 2019
- Retired General, U.S. Marine Corps; Commander, United States Central Command, 2010 to 2013; Commander, U.S. Joint Forces Command, 2007 to 2010; NATO Supreme Allied Commander Transformation, 2007 to 2009
- Mr. Mattis previously served as a director of the company from August 2013 to January 2017.

KEY ATTRIBUTES/SKILLS/EXPERIENCE

Mr. Mattis served as the United States Secretary of Defense, after having had a distinguished career in the U.S. Marine Corps. He served as Commander, U.S. Central Command and Commander, U.S. Joint Forces as well as NATO Supreme Allied Commander Transformation. Mr. Mattis' unique perspective and experiences with U.S. and foreign military strategy and operations, including NATO operations, provide him with valuable insight into international and government affairs and the global defense industry. Mr. Mattis' leadership positions also required extensive understanding of advanced technologies and cybersecurity. His demonstrated leadership and strategic skills make him well-equipped to advise on strategic opportunities and risks associated with our aerospace and defense businesses.



Age: 64
Director since:
May 2012

Committees:
- None

PHEBE N. NOVAKOVIC

BACKGROUND

- Chairman and Chief Executive Officer of General Dynamics since January 2013; President and Chief Operating Officer, May 2012 to December 2012; Executive Vice President, Marine Systems, May 2010 to May 2012; Senior Vice President, Planning and Development, July 2005 to May 2010; Vice President, Strategic Planning, October 2002 to July 2005
- Ms. Novakovic currently serves as a director of J.P. Morgan Chase & Co. She served as a director of Abbott Laboratories within the past five years.

KEY ATTRIBUTES/SKILLS/EXPERIENCE

Ms. Novakovic's service as a senior officer of General Dynamics since 2002 makes her a valuable and trusted leader. Through her roles as chairman and chief executive officer, president and chief operating officer, and executive vice president, Marine Systems, she has developed a deep understanding of the company's business operations, growth opportunities, risks and challenges. As senior vice president, planning and development, she gained a strong understanding of our core customers and the global marketplace in which we operate. Ms. Novakovic's current service as a public company director provides her with a valuable perspective on corporate governance matters and the roles and responsibilities of a public company board.



Age: 59
Director since:
May 2018
INDEPENDENT
Committees:
• Audit
• Compensation

C. HOWARD NYE

BACKGROUND

- Chairman of Martin Marietta Materials, Inc. since 2014 and President and CEO since 2010; President and Chief Operating Officer, 2006 to 2009

- Executive Vice President of Hanson PLC's North American building materials business, 2003 to 2006

- Mr. Nye currently serves as Chairman of the Martin Marietta Materials, Inc. Board of Directors. He served as a director of Cree, Inc. within the past five years.

KEY ATTRIBUTES/SKILLS/EXPERIENCE

Mr. Nye's roles with Martin Marietta Materials, a leading supplier of aggregates and heavy building materials, position him well to advise our businesses on a range of matters in the areas of engineering, manufacturing, supply chain, mergers and acquisitions, sustainability, regulation and governance matters. Mr. Nye also brings extensive risk management experience, particularly in the area of employee health and safety. His strong business and legal background, together with service on public company boards provide him with a deep understanding of the challenges and risks facing large public companies and their boards. Based on Mr. Nye's experience with public company financial statements and reporting, the Board has determined that Mr. Nye is an Audit Committee Financial Expert.



Age: 64
Director since:
May 2017
INDEPENDENT
Committees:
• Audit
• Finance and Benefit Plans
• Sustainability

CATHERINE B. REYNOLDS

BACKGROUND

- Chairman and Chief Executive Officer of EduCap, Inc. since 1989

- Co-founder of VitaKey Inc.; Chief Executive Officer since 2021

- Chairman and Chief Executive Officer of The Catherine B. Reynolds Foundation since 2000

- Founder and Chairman of Servus Financial Corporation, 1993 to 2000

- Ms. Reynolds currently serves as a director of Lindblad Expeditions Holdings, Inc.

KEY ATTRIBUTES/SKILLS/EXPERIENCE

Ms. Reynolds' sound business experience and financial background, including her innovative development of the first asset-backed securitization structure for consumer education loans, enable her to provide valuable financial and business advice to the company. Ms. Reynolds is a certified public accountant and has served on the audit and compensation committees of a public company. Through her senior executive and board positions with EduCap and Servus Financial, she has developed critical knowledge of the financial and risk management challenges that companies face. Ms. Reynolds also has gained valuable insight into public company governance and operations through her prior and current service on public company boards. The Board has determined that Ms. Reynolds' extensive financial and accounting background qualifies her as an Audit Committee Financial Expert.



Age: 58
Director since:
February 2014
INDEPENDENT

Committees:
- Compensation (Chair)
- Nominating and Corporate Governance

LAURA J. SCHUMACHER

BACKGROUND

- Vice Chairman, External Affairs and Chief Legal Officer of Abbvie Inc. since December 2018; Executive Vice President, External Affairs and General Counsel of Abbvie Inc., 2013 to December 2018

- Executive Vice President, General Counsel and Secretary of Abbott Laboratories, 2007 to 2012

- Ms. Schumacher currently serves as a director of CrowdStrike Holdings, Inc.

KEY ATTRIBUTES/SKILLS/EXPERIENCE

Ms. Schumacher's positions as chief legal officer of two large public companies provide her with extensive experience with respect to risk management and a deep knowledge of the types of legal and regulatory risks facing public companies. Her experience as a senior executive in the healthcare industry has provided her with a keen awareness of strategic considerations and challenges associated with a complex, highly regulated industry. Additionally, through her key role in the strategic consideration and execution of the separation of Abbvie from Abbott Laboratories, Ms. Schumacher brings an important understanding of and insight into corporate governance matters and complex corporate transactions.



Age: 70
Director since:
February 2021
INDEPENDENT

Committees:
- Compensation
- Finance and Benefit Plans
- Nominating and Corporate Governance
- Sustainability (Chair)

ROBERT K. STEEL

BACKGROUND

- Vice Chairman, Perella Weinberg Partners, since 2021; Chairman of Advisory, 2014 to 2021; Chief Executive Officer, 2014 to 2019; Partner since 2014

- Deputy Mayor for Economic Development, New York City, 2010 to 2013

- CEO and President of Wachovia Corporation, 2008 to 2009

- Under Secretary of Domestic Finance, United States Treasury, 2006 to 2008

- Vice Chairman of Goldman Sachs, 2002 to 2004; Co-head of Equities Division, 1996 to 2002

- Mr. Steel currently serves as a director of USHG Acquisition Corp. He served as a director of Cadence Bancorporation within the past five years.

KEY ATTRIBUTES/SKILLS/EXPERIENCE

Mr. Steel's extensive experience with financial markets, gained through public service and private sector roles, positions him as a strong advisor to the company on financial matters. Mr. Steel gained firsthand experience with regulatory structures during his high-ranking government service both at the federal and local levels. Mr. Steel also serves as Co-Chair of the Board of Directors of the Value Reporting Foundation, which gives him unique insights into sustainability issues. Additionally, his service as the chief executive officer and president of a public company provided him with valuable insights into challenges facing public companies.



Age: 61
Director since:
February 2020
INDEPENDENT

Committees:
- Audit
- Finance and Benefit Plans

JOHN G. STRATTON

BACKGROUND

- Executive Chairman of Frontier Communications, Inc. since April 2021
- Executive Vice President and President of Global Operations, Verizon Communications, Inc., 2015 to 2018; Executive Vice President of Global Enterprise and Consumer Wireline, 2014 to 2015; Executive Vice President and President of Verizon Enterprise, 2012 to 2014; Executive Vice President and Chief Operating Officer of Verizon Wireless, 2010 to 2012
- Mr. Stratton currently serves as Executive Chairman of the Board of Frontier Communications and a director of Abbott Laboratories.

KEY ATTRIBUTES/SKILLS/EXPERIENCE

Through his leadership positions at Frontier Communications and, previously, at Verizon Communications, Mr. Stratton gained extensive business and management experience operating global public companies, including business strategy and risk management. Mr. Stratton also gained extensive insight into the importance and role of technology, including opportunities and risks associated with rapidly developing new technologies and cybersecurity. His experience in the telecommunications industry also provides him with an understanding of business operations in a highly regulated industry.



Age: 66
Director since:
August 2016
INDEPENDENT

Committees:
- Finance and Benefit Plans
- Nominating and Corporate Governance
- Sustainability

PETER A. WALL

BACKGROUND

- Retired General, British Army, Chief of the General Staff, 2010 to 2014; Commander in Chief, Land Command, 2009 to 2010
- Director of Operations, United Kingdom Ministry of Defence, 2007 to 2009
- Director, Amicus (strategic leadership advisory firm) since 2014

KEY ATTRIBUTES/SKILLS/EXPERIENCE

Mr. Wall had a distinguished career in the British Army before retiring at the rank of General in 2014. He also served as Director of Operations for the United Kingdom Ministry of Defence, directing operations worldwide. As Chief of the General Staff of the British Army, Mr. Wall managed significant operating budgets and led a major transformation of the British Army, including capital investment to harness the latest military technology. Mr. Wall's service in the U.K. Ministry of Defence and in the British Army give him an in-depth understanding and appreciation of the complexities of the U.K. military, its allies and the overall defense industry. Mr. Wall brings to the Board important insight into the operational requirements of our customers, the application of technology and a deep understanding of global security issues.

Director Independence

Independence Standards

Our Board of Directors has established an objective that at least two-thirds of the directors be independent. The Board has established director independence guidelines (the Director Independence Guidelines) that are consistent with the rules of the New York Stock Exchange to assist in determining director independence. Our Board of Directors regularly assesses the independence of our directors and examines the nature and extent of any relationships between General Dynamics and our directors, their families and their affiliates. For a director to be considered independent, the Board must determine that a director does not have any direct or indirect material relationship with General Dynamics. The Director Independence Guidelines are a part of our Corporate Governance Guidelines, which are available at www.gd.com/CorporateGovernance.

Independence Determinations

The Board has determined that each current non-management director — Ms. Reynolds, Ms. Schumacher and Messrs. Crown, deLeon, Haney, Malcolm, Mattis, Nye, Steel, Stratton and Wall — qualifies as an independent director.

In March of each year and at other times during the year for director nominations or appointments occurring outside the annual meeting, the Board of Directors considers whether each director and nominee to the Board meets the definition of an "independent director" in accordance with the rules of the New York Stock Exchange and the company's Director Independence Guidelines. To make these independence determinations, the Board reviewed all relationships between General Dynamics and the directors and affirmatively determined that none of the individuals qualifying as independent has a material business, financial or other type of relationship with General Dynamics, other than as a director or shareholder of the company. Specifically, the Board considered the relationships listed below and the related person transactions listed on page 34 of this Proxy Statement and found them to be immaterial. For each of the relationships that the Board considered for 2019, 2020 and 2021, the payments made or received by General Dynamics, and the charitable contributions made by General Dynamics, fell below the thresholds in our Director Independence Guidelines (the greater of $1 million or 2% of the consolidated gross revenue of the other company). Listed below are the relationships that existed in 2021 that were considered by the Board as part of their independence determinations.

- Ms. Reynolds, Ms. Schumacher, and Messrs. Crown, deLeon, Nye and Steel serve as members of the boards of trustees or boards of directors of charitable and other non-profit organizations to which General Dynamics (i) has made payments for memberships, sponsorships, trade show exhibit space or tuition in the usual course of our business, (ii) made and received payments for products and services in the usual course of our business or (iii) made contributions as part of our annual giving program. The 2021 payments fell below the greater of $1 million or 2% of the consolidated gross revenue of the organizations.

- Mr. Mattis' brother is an employee (and not an executive officer) of a subsidiary of General Dynamics. The compensation paid to Mr. Mattis' brother in 2021 did not exceed $120,000.

- Messrs. Crown, Haney, Nye and Stratton serve as directors of companies, and Messrs. Crown, Mattis, Nye and Ms. Schumacher are employees or executive officers of companies to which General Dynamics has sold products and services, or from which General Dynamics has purchased products and services, in the ordinary course of business. None of the directors had any material interest in, or received any compensation in connection with, these ordinary-course business relationships. Each of the payments made or received by General Dynamics in 2021 fell below the greater of $1 million or 2% of the other company's gross revenue.

Nominees to the Board Submitted by Shareholders

The Nominating and Corporate Governance Committee will consider director nominees recommended by shareholders in the same manner as it considers and evaluates potential directors identified by the company. Recommendations by shareholders should be submitted in writing to the chair of the Nominating and Corporate Governance Committee, c/o Corporate Secretary, 11011 Sunset Hills Road, Reston, VA 20190. Our Bylaws address the requirements for nominations of directors, including a proxy access provision that permits a shareholder or a group of up to 20 shareholders who have owned 3% or more of our outstanding shares of capital stock continuously for three years to submit director nominees for inclusion in our proxy statement if the shareholder(s) and the nominee(s) satisfy the requirements specified in our Bylaws. The requirements for director nominations, including requirements for proxy access, can be found in Article II, Section 10 of our Bylaws, which are available on our website at www.gd.com/CorporateGovernance.

GOVERNANCE OF THE COMPANY

Our Commitment to Strong Corporate Governance

The General Dynamics Board of Directors believes that good corporate governance enhances shareholder value. To that end, General Dynamics is committed to employing strong corporate governance practices to promote a culture of ethics and integrity that defines how we do business. At the core, we are in business to earn a fair return for our shareholders.

On the recommendation of the Nominating and Corporate Governance Committee, the Board has adopted the General Dynamics Corporate Governance Guidelines to provide a framework for effective governance of the Board and the company. The guidelines establish policies and practices with respect to Board operations and responsibilities, including board structure and composition, director independence, executive and director compensation, succession planning, and the receipt of concerns and complaints by the Board. The Board regularly reviews these guidelines and updates them periodically in response to changing regulatory requirements, feedback from shareholders on governance matters and evolving best practices in corporate governance.

Our key corporate governance practices are summarized below. Our Corporate Governance Guidelines are available at www.gd.com/CorporateGovernance.

Our Ethos

As part of our commitment to strong corporate governance practices, we maintain an active and robust ethics program. Our ethics program is rooted in our Ethos — our distinguishing moral nature. Our Ethos is defined by four values: transparency, trust, alignment and honesty. These values:

- Drive how we operate our business.
- Govern how we interact with each other and our customers, partners and suppliers.
- Guide the way we treat our workforce.
- Determine how we connect with our communities and impact our environment.

By adhering to our Ethos, we ensure that we continue to be good stewards of the investments in us by our shareholders, customers, employees, suppliers and communities.

We have a Standards of Business Ethics and Conduct Handbook that applies to all employees. This handbook, known as the Blue Book, has been updated and improved as we have grown and changed over the years. Our ethics program also includes periodic training on ethics and compliance topics for all employees and a 24-hour ethics helpline, which employees can access via telephone or online to communicate any business-related ethics concerns.

We also have adopted ethics codes specifically applicable to our Board of Directors and our financial professionals. The Code of Conduct for Members of the Board of Directors embodies our Board's commitment to manage our business in accordance with the highest standards of ethical conduct. The Code of Ethics for Financial Professionals, which supplements the Blue Book, applies to our chief executive officer, chief financial officer, controller and individuals performing similar financial functions.

Any amendments to or waivers from the Standards of Business Ethics and Conduct, Code of Ethics for Financial Professionals or Code of Conduct for Members of the Board of Directors on behalf of any of our executive officers, financial professionals or directors will be disclosed on our website. The current Standards of Business Ethics and Conduct are available on our website at www.gd.com/Responsibility.

Board Leadership Structure

Our Board comprises independent, accomplished and experienced directors who provide advice and oversight to further the interests of our company and our shareholders. The Board regularly evaluates its leadership structure, including whether to combine the positions of chairman and chief executive officer. Our Board currently believes that combining the chairman and chief executive roles while retaining a strong Lead Director provides a framework for independent leadership and engagement while ensuring appropriate insight into the company's operations and strategic issues.

Chairman

Strong and Effective Leadership

Our Board elects a chairman annually from among the directors. The Board believes that Ms. Novakovic's deep understanding of the company's business, day-to-day operations, growth opportunities, challenges and risk management practices gained through several leadership positions, including nine years as chief executive officer, enable her to provide strong and effective leadership to the Board and to ensure the Board is informed of important issues facing the company. The Board also believes that having a combined role promotes a cohesive, strong and consistent vision and strategy for the company.

Independent Lead Director

Additional Independent Oversight

The Board has created the position of a Lead Director, elected annually by the Board from among the independent directors. Mr. Crown currently serves as Lead Director. The Board believes that Mr. Crown's tenure and experience enable him to bring valuable and independent views to the boardroom, and his affiliation with our largest shareholder ensures that his interests are closely aligned with the interests of other shareholders. The Board believes the Lead Director position provides additional independent oversight of senior management and Board matters. The selection of a Lead Director facilitates communication among the directors or between any of them and the chairman. Directors frequently communicate among themselves and directly with the chairman. The Lead Director's authority and responsibilities are as follows:

Lead Director Authority and Responsibilities

- Acts as chair at Board meetings when the chairman is not present, including meetings of the non-management directors.
- Works with the chairman to develop and agree to meeting schedules and agendas, and agree to the nature of the information that will be provided to directors in advance of meetings.
- Has the authority to call meetings of the non-management directors.
- Coordinates activities of the non-management directors and serves as a liaison between the chairman and the non-management directors.
- Is available for consultation and communication with significant shareholders, when appropriate.
- Performs such other duties as the Board may determine from time to time.

Board Committees

The Board of Directors has established five standing committees to assist in executing its duties: Audit, Compensation, Finance and Benefit Plans, Nominating and Corporate Governance, and (new in 2021) Sustainability. The primary responsibilities of each of the committees are described below, together with the current membership and number of meetings held in 2021. Currently, all of our Board committees are composed entirely of independent, non-management directors. Charters for all five Board committees are available on our website at www.gd.com/CorporateGovernance.

Committee Members

Listed below are the members of each of the five standing committees as of March 9, 2022.

	Audit Committee	Compensation Committee	Finance and Benefit Plans Committee	Nominating and Corporate Governance Committee	Sustainability Committee
James S. Crown (Lead Director)	Member	Member		Chair	Member
Rudy F. deLeon		Member	Chair		Member
Cecil D. Haney	Member			Member	
Mark M. Malcolm (Audit Committee Financial Expert)	Chair		Member		
James N. Mattis	Member			Member	
C. Howard Nye (Audit Committee Financial Expert)	Member	Member			
Catherine B. Reynolds (Audit Committee Financial Expert)	Member		Member		Member
Laura J. Schumacher		Chair		Member	
Robert K. Steel		Member	Member	Member	Chair
John G. Stratton	Member		Member		
Peter A. Wall			Member	Member	Member

- Lead Director
- Audit Committee Financial Expert
- Chair
- Member

Committee Responsibilities

Following are descriptions of the primary areas of responsibility for each of the five committees.

AUDIT COMMITTEE
Members:
Mark M. Malcolm (Chair)
James S. Crown
Cecil D. Haney
James N. Mattis
C. Howard Nye
Catherine B. Reynolds
John G. Stratton
Meetings in 2021: 8

RESPONSIBILITIES:
- Provides oversight for accounting, financial reporting, internal control, auditing and regulatory compliance activities
- Selects and oversees the independent auditor
- Approves audit and non-audit services provided by the independent auditor, including a review of the scope of the audit
- Reviews our consolidated financial statements with management and the independent auditor
- Evaluates the performance, responsibilities, budget and staffing of internal audit
- Evaluates the scope of the internal audit plan
- Monitors management's implementation of the policies, practices and programs of the company with respect to business ethics and conduct

COMPENSATION COMMITTEE
Members:
Laura J. Schumacher (Chair)
James S. Crown
Rudy F. deLeon
C. Howard Nye
Robert K. Steel
Meetings in 2021: 4

RESPONSIBILITIES:
- Evaluates the performance of the chief executive officer and other officers and reviews and approves their compensation
- Recommends to the Board the level and form of director compensation and benefits
- Reviews and approves incentive compensation and equity-based compensation plans
- Reviews and monitors succession plans for officers, including the chief executive officer
- Has authority to retain and terminate external advisors in connection with the discharge of its duties
- Has sole authority to approve compensation consultant fees (to be funded by the company) and the terms of the consultant's retention

FINANCE AND BENEFIT PLANS COMMITTEE
Members:
Rudy F. deLeon (Chair)
Mark M. Malcolm
Catherine B. Reynolds
Robert K. Steel
John G. Stratton
Peter A. Wall
Meetings in 2021: 3

RESPONSIBILITIES:
- Oversees the management of the company's finance policies to ensure the policies are in keeping with the company's overall business objectives
- For employee benefit plans that name the company or one of its subsidiaries as the investment fiduciary (and for which the company or one of its subsidiaries has not appointed the management investment committee as investment fiduciary):
  - Provides strategic oversight of the management of the assets
  - Reviews and approves investment policy recommendations made by management
  - Reviews and approves the retention of third parties for administration and management services related to trust assets

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
Members:
James S. Crown (Chair)
Cecil D. Haney
James N. Mattis
Laura J. Schumacher
Robert K. Steel
Peter A. Wall
Meetings in 2021: 3

RESPONSIBILITIES:
- Evaluates Board and management effectiveness
- Advises the Board on the appropriate size, composition, structure and operations of the Board and its committees
- Reviews and recommends to the Board committee assignments for directors
- Advises the Board on corporate governance matters and monitors developments, trends and best practices in corporate governance
- Recommends to the Board corporate governance guidelines that comply with legal and regulatory requirements
- Identifies qualified individuals as director candidates

SUSTAINABILITY COMMITTEE
Members:
Robert K. Steel (Chair)
James S. Crown
Rudy F. deLeon
Catherine B. Reynolds
Peter A. Wall
Meetings in 2021: 1

RESPONSIBILITIES:
- Reviews and monitors corporate practices related to corporate sustainability matters
- Monitors developments, trends and best practices in managing corporate sustainability
- Has authority to obtain advice and assistance from internal and external advisors in connection with the discharge of its duties

Risk Oversight

Our comprehensive risk management program is conducted by senior management and overseen by the Board of Directors. In particular, the Board oversees how management identifies and prioritizes risks that are material to our business. We believe our risk management processes are well-supported by the current board leadership structure.

ROLES IN RISK MANAGEMENT


Board of Directors
Overall Risk Oversight
Oversight of Designated Risks
Audit Committee
Compensation Committee
Finance and Benefit Plans Committee
Nominating and Corporate Governance Committee
Sustainability Committee
Reporting
Oversight and Advice
Senior Management
External Advisors

Board of Directors

- The Board oversees risk management, focusing on the most significant risks facing the company, including strategic, operational, financial, legal, cybersecurity and reputational risks.
  - The Board assesses the company's strategic and operational risks throughout the year, with particular focus on these risks at an annual multi-day Board meeting in early February.
  - Two Board meetings per year are devoted almost exclusively to risk management.
  - The Board receives briefings from senior management concerning a variety of topics and related risks as they arise.
- The Board reviews, adjusts where appropriate, and approves the annual business unit and business segment goals presented by management and adopts our company operating plan for the year. These plans and related risks are monitored throughout the year as part of periodic financial and performance reports given to the Board by the chief financial officer and executive vice presidents of each business segment.
- The Board considers senior management succession planning a core part of the company's risk management program. At least annually, the Board reviews with the chief executive officer succession planning for senior leadership positions and the timing and development required to ensure continuity and diversity of leadership over the short and long term.
- Risk topics discussed in 2021 included: defense budget and acquisition matters; the COVID-19 pandemic; cybersecurity; legal and regulatory matters; financial risks; human capital management, including succession planning and diversity and inclusion; environmental, health and safety matters; and specific customer and program developments.

Audit Committee

- Oversees the company's policies and practices concerning overall risk assessment and risk management.
- Reviews and takes appropriate action regarding the company's annual and quarterly financial statements, the internal audit program, the ethics program and internal control over financial reporting.
- Receives regular briefings from members of senior management on accounting matters; the internal audit plan; internal control over financial reporting matters; significant litigation and other legal matters; and ethics program matters.
- Holds separate, regular executive sessions with internal audit and the partners of the KPMG LLP audit team.

Finance and Benefit Plans Committee

- Oversees the management of the company's finance policies and the assets of the company's defined benefit plans for employees.
- Oversees market risk exposure with respect to assets within the company's defined benefit plans, and related to the capital structure of the company, including borrowing, liquidity, allocation of capital and funding of benefit plans.
- To assess risks in its areas, receives regular briefings from our senior management or external advisors on finance policies, pension plan liabilities and funding and asset performance.

Compensation Committee

- Oversees our executive compensation program to ensure that the program creates incentives for strong operational performance and for the long-term benefit of the company and its shareholders without encouraging excessive risk-taking.
- Receives briefings from the chairman and chief executive officer, human resources senior management and outside consultants and advisors on compensation matters.

Nominating and Corporate Governance Committee

- Oversees risks related to the company's governance structure and processes and risks arising from related person transactions.
- Receives briefings from the senior vice president, general counsel and secretary.

Sustainability Committee

- Oversees risks relating to the company's practices related to corporate sustainability matters.
- Monitors developments, trends and best practices in managing corporate sustainability matters.
- Receives briefings from the senior vice president, general counsel and secretary; the senior vice president, human resources and administration; and the senior vice president for planning, communications and trade compliance.

Senior Management

- Responsible for day-to-day risk management; conducts a thorough assessment of the company's risk profile through internal management processes and controls.
- The chief executive officer and senior management team provide to the Board a dedicated and comprehensive briefing of material risks at least twice per year, and the Board is briefed throughout the year as needed on specific risks facing the company.
- At an annual multi-day Board meeting in early February, senior management reports on opportunities and risks in the markets in which the company conducts business. Additionally, each business unit president and each business segment executive vice president presents the unit's and segment's respective operating plan and strategic initiatives for the year, including notable business opportunities and risks.
- The chief financial officer and executive vice presidents of each business segment give periodic financial and performance reports to the Board.

External Advisers

- Provide independent advice on specific risks, and review and comment on risk management processes and procedures as necessary.
- Support the program by auditing our financial statements.
- Review and suggest updates and improvements to our risk management processes and procedures.
- Assist in the implementation of Board and senior management responsibilities regarding risk management.
- Support and assist with public disclosure regarding risk management and company risks.

HIGHLIGHT ON TECHNOLOGY AND CYBERSECURITY

Technology and cybersecurity pose a critical risk for nearly all companies. However, the defense industry faces heightened risks simply due to the nature of its work, and our company is no exception. Our company approaches its risk management in this area comprehensively, including:

- Dedicated briefings to the Board on our company-wide cybersecurity risk program as part of its overall risk assessment reports, led by our chief information officer and other members of management;
- In-depth Board discussions about the role of advanced technologies in our businesses, including cybersecurity capabilities and offerings of our businesses;
- Calling upon the extensive experience of directors with unique perspectives obtained through their military, national security, and technology and cybersecurity business backgrounds; and
- Establishment of a company-wide cyber council that includes experts from across our businesses, to collaborate on addressing cyber threats, best practices, processes and strategy.

Board Meetings, Attendance, Business Unit Visits and Executive Sessions

Engaged and Active Board of Directors

8

Board of Directors meetings in 2021

2021 Board meetings included a multi-day meeting in February to review our 2021 operating plan, including the operating plans of each of our business segments.

100%

Director attendance at 2021 Board and committee meetings

Strong director participation, with all Board members attending 100% of their Board and committee meetings.

100%

Director attendance at the 2021 Annual Meeting

We encourage directors to attend each Annual Meeting of Shareholders.

100%

Each 2021 Board meeting was followed by a non-management director executive session

Non-management directors may also meet without management present at other times as requested by any non-management director. The independent Lead Director chairs executive sessions.

Shareholder Outreach and Engagement

Our Board is committed to robust shareholder engagement, and shareholder engagement has become an embedded part of our investor relations and governance programs. Conversations throughout the year led by our Investor Relations team are supplemented by an annual outreach dedicated to corporate governance, executive compensation and corporate responsibility topics. In each of the past several years, we have targeted shareholders representing approximately 65% of our outstanding shares to receive their feedback on these topics. Our core shareholder engagement team comprises senior members of our investor relations, corporate governance and human resources (including executive compensation) groups, supplemented by our Lead Director or Compensation Committee chair as appropriate. Additionally, an ad hoc group of directors, anchored by the chairman and the independent Lead Director, is available to liaise with significant shareholders. Our Board remains committed to soliciting and understanding shareholder views and responding as appropriate.

OUR SHAREHOLDER ENGAGEMENT PROGRAM



FALL ENGAGEMENT

- We receive feedback and updates on shareholders' governance, executive compensation and corporate responsibility priorities
- We provide updates to shareholders on the company's programs in these areas

ANNUAL MEETING
(May)

- Voting results help us calibrate our governance, executive compensation and corporate responsibility programs to reflect shareholders' priorities

We target and have engaged annually with holders of approximately

65%

of our Common Stock

PROXY STATEMENT
(March)

- We make changes, when appropriate, to our corporate governance, executive compensation and corporate responsibility programs, and discuss those changes in our proxy statement

SPRING ENGAGEMENT

- We offer additional engagement opportunities to address proxy statement matters or questions

KEY ITEMS DISCUSSED WITH SHAREHOLDERS IN 2021

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE	EXECUTIVE COMPENSATION	CORPORATE RESPONSIBILITY
• Board refreshment and succession planning • Director diversity • Board structure and independence • Shareholder rights	• Program structure, including role of equity compensation • Pay for performance alignment • Strong shareholder support in 2021 say-on-pay vote	• Board oversight, including Sustainability Committee • GHG emissions target and climate transition • Human capital management • Diversity and inclusion initiatives

Director Orientation and Continuing Education

Our comprehensive director orientation and continuing education initiatives help ensure that directors have a deep and up-to-date understanding of our business.



Orientation

- Each new director receives an orientation that consists of in-person briefings provided by corporate officers on our business operations; significant financial, accounting and risk-management matters; corporate governance; ethics; and key policies and practices.
- Each new director receives briefings on the responsibilities, duties and activities of the committees on which the director will initially serve.

Site Visits

- New directors have the opportunity to visit business units within each of our segments and receive briefings from the respective executive vice president and members of business unit management teams.
- All directors visit our business units periodically, allowing the directors to interact with the business unit management teams and employees, and to gain a firsthand view of our operations.

STRENGTHENING DIRECTORS' KNOWLEDGE ABOUT OUR COMPANY

Management Briefings

- The general counsel and chief financial officer periodically provide materials and briefing sessions on subjects that assist directors in fulfilling their duties.

Operating Plan Review

- Annually, the Board holds a multi-day meeting with our senior management to conduct in-depth strategic and financial reviews and to approve the operating plans of each business unit, each business segment and the company as a whole.

Board and Committee Performance Assessments

Our Board of Directors promotes continuous improvement throughout our company. In this spirit, the Board continually assesses itself for areas of potential improvement.



ENSURING EFFECTIVE BOARD OPERATION

Non-Management Directors Executive Sessions

- At each Board meeting, a **dedicated session led by our independent Lead Director** provides our non-management directors an opportunity to discuss Board and company-related matters freely and without management present.
- Our non-management directors also **frequently communicate** directly with our Lead Director and our chairman between Board meetings.

Annual Self-Assessment Process

- The Nominating and Corporate Governance Committee leads a **formal self-assessment process annually.** During this process, each director assesses the Board and committees on which the director serves. Questions address the Board's overall role, oversight of the company's strategy, relationships with management, Board composition, individual director participation and contribution, succession planning, director compensation, and the number and conduct of meetings.
- **Each committee** also considers its role and the responsibilities contained in the committee charter, the composition of the committee and the committee's operation.
- Feedback from the self-assessment is discussed at the Board and committee levels. **Overall feedback from the directors** has been very positive, with directors expressing a view that the Board operates effectively. Recent changes made in response to feedback received from directors have been minor in nature and related to committee composition and the balance between presentations and discussion in meetings.

Communications with the Board

Any shareholder or other interested party who has a concern or question about the conduct of General Dynamics may communicate directly with our non-management directors, the chairman or the full Board. Communications may be confidential or anonymous. Communications should be submitted in writing to the chair of the Nominating and Corporate Governance Committee in care of the Corporate Secretary, General Dynamics Corporation, 11011 Sunset Hills Road, Reston, Virginia 20190. The Corporate Secretary will receive and process all written communications and will refer all substantive communications to the chair of the Nominating and Corporate Governance Committee in accordance with guidelines approved by the independent members of the Board. The chair of the Nominating and Corporate Governance Committee will review and, if necessary, investigate and address all such communications and will report the status of these communications to the non-management directors as a group or the full Board on a quarterly basis.

Our employees and other interested parties may also communicate concerns or complaints about our accounting, internal control over financial reporting or auditing matters directly to the Audit Committee. Communications may be confidential or anonymous and can be submitted in writing or reported by telephone. Written communications should be submitted to the chair of the Audit Committee in care of our ethics officer at the address in the preceding paragraph or at the address in the Blue Book that is provided to all employees. Our employees can call a toll-free helpline number or access the helpline online. The ethics officer will review, investigate and address any concerns or complaints unless the Audit Committee instructs otherwise. The ethics officer will report the status of all concerns and complaints to the Audit Committee. The Audit Committee may also direct that matters be presented to the full Board and may direct special treatment of any concern or complaint addressed to it, including the retention of outside advisors or counsel.

Related Person Transactions Policy

Our Board of Directors has adopted a written policy on the review and approval of related person transactions. Related persons covered by the policy are:

(1) executive officers, directors and director nominees;

(2) any person who is known to be a beneficial owner of more than 5% of our voting securities;

(3) any immediate family member of any of the foregoing persons; or

(4) any entity in which any of the foregoing persons has or will have a direct or indirect material interest.

A related person transaction is defined by this policy as a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which General Dynamics will be a participant, the amount involved exceeds $120,000, and any related person will have a direct or indirect material interest. The following interests and transactions are not subject to the policy:

(1) director compensation that has been approved by the Board;

(2) a transaction where the rates or charges are determined by competitive bid; or

(3) a compensatory arrangement solely related to employment with General Dynamics (or a subsidiary) that has been approved by the Compensation Committee or recommended by the Compensation Committee to the Board.

The Nominating and Corporate Governance Committee is responsible for reviewing, approving and, where applicable, ratifying related person transactions. If a member of the committee has an interest in a related person transaction, then he or she will not be part of the review process. In addition, the committee may refer a related person transaction to the disinterested members of the Board for review and consideration of approval in accordance with the policy.

In considering the appropriate action to be taken regarding a related person transaction, the committee or the Board will consider the best interests of General Dynamics and whether the transaction is fair to the company, is on terms that would be obtainable in an arm's-length transaction or is pursuant to a company discount program for which the related person is eligible, serves a compelling business reason and any other factors it deems relevant. As a condition to approving or ratifying any related person transaction, the committee or the Board may impose whatever conditions and standards it deems appropriate, including periodic monitoring of ongoing transactions.

The following transactions with a related person were determined to pose no actual conflict of interest and were reviewed and approved by the Board pursuant to our related person transactions policy:

• Henry Crown and Company made payments of approximately $4,200,000 to the company in 2021 for the purchase of business jet spare parts and aircraft maintenance and services from our subsidiary, Gulfstream Aerospace, and payments of approximately $125,000 for aircraft services from our subsidiary, Jet Aviation. The purchases from both Gulfstream Aerospace and Jet Aviation were in the ordinary course of business and on arm's-length terms. Henry Crown and Company is an affiliated entity of Mr. Crown.

Director Compensation

We compensate each non-management director for service on the Board of Directors. The Compensation Committee reviews director compensation on an annual basis.

2021 Compensation

Non-management director compensation for 2021 was:

Compensation Element	Amount
Annual Retainer	$95,000
Lead Director Retainer	$25,000
Committee Chair Annual Retainer	$10,000
Attendance Fees	$3,000 for each meeting of the Board of Directors;
	$2,000 for each meeting of any committee; and
	$3,000 per day for attending strategic or financial planning meetings sponsored by General Dynamics
Annual Equity Award	Approximately $160,000 on the date of award
Per Diem Fee for Non-Employee Directors Performing Specific Projects for the Company	$10,000

As part of the Compensation Committee's annual review in early 2021 and at its request, management engaged Aon plc (Aon) to conduct a director compensation survey. Aon provided director compensation data for the peer group that we used to benchmark executive compensation. This information showed that the company's director compensation was below the peer median. The committee recommended no changes to director compensation.

Each non-management director has the option of receiving all or part of the annual retainer in the form of Common Stock. The annual retainer, additional committee chair retainer (if any), attendance fees and per diem fees paid to each director during 2021 are reflected in the Fees Earned or Paid in Cash column of the Director Compensation for Fiscal Year 2021 table, without regard to whether a director took the annual retainer in shares of Common Stock. The annual equity award consists of restricted stock and stock options granted pursuant to our shareholder-approved equity compensation plan and on the same terms, limits and schedule as awards to other plan participants.

In light of the travel required by service on the Board, we also provide each director with accidental death and dismemberment insurance coverage. Payments by General Dynamics for director accidental death and dismemberment insurance premiums are reflected in the All Other Compensation column of the Director Compensation for Fiscal Year 2021 table.

2022 Compensation

For 2022, as part of its annual review of director compensation, the Compensation Committee requested that management update its director compensation analysis. Management engaged Aon to provide survey data for the peer group used to benchmark executive compensation. The committee reviewed the survey data regarding director compensation provided by Aon. This information showed that the directors' pay program was below the median of the peer group and had certain structural differences. Based on this review, in early 2022 the committee recommended and the Board approved changes to the directors' compensation program to better align the level and structure of the program with our peer group. The changes included increasing annual retainers, discontinuing meeting attendance fees, and introducing committee member annual retainers.

Director Compensation Table

The table below provides total compensation for 2021 for each non-management director serving during the year.

DIRECTOR COMPENSATION FOR FISCAL YEAR 2021

Name	Fees Earned or Paid in Cash ($)[a]	Stock Awards ($)[b]	Option Awards ($)[c]	All Other Compensation ($)[d]	Total ($)
James S. Crown	198,000	80,066	79,721	542	358,329
Rudy F. deLeon	169,000	80,066	79,721	542	329,329
Cecil D. Haney	153,000	80,066	79,721	542	313,329
Mark M. Malcolm	163,000	80,066	79,721	542	323,329
James N. Mattis	153,000	80,066	79,721	542	313,329
C. Howard Nye	155,000	80,066	79,721	542	315,329
William A. Osborn[e]	65,658	80,066	79,721	226	225,671
Catherine B. Reynolds	154,000	80,066	79,721	542	314,329
Laura J. Schumacher	152,000	80,066	79,721	542	312,329
Robert K. Steel[f]	137,682	80,066	79,721	316	297,785
John G. Stratton	145,000	80,066	79,721	542	305,329
Peter A. Wall	265,000	80,066	79,721	542	425,329

(a) Messrs. Malcolm, Nye, Steel and Stratton, Ms. Reynolds and Ms. Schumacher elected to receive 100% of their annual retainer in Common Stock; Mr. deLeon elected to receive 50% of his annual retainer in Common Stock; and Messrs. Haney and Wall elected to receive 20% of their annual retainer in Common Stock. Based upon these elections and each director's length of service for the year, they received the following number of shares of Common Stock with the associated approximate grant date fair value: Mr. deLeon — 245 shares ($47,021); Mr. Haney — 98 shares ($18,808); Mr. Malcolm — 493 shares ($94,614); Mr. Nye — 493 shares ($94,614); Ms. Reynolds — 493 shares ($94,614); Ms. Schumacher — 493 shares ($94,614); Mr. Steel — 416 shares ($81,102); Mr. Stratton — 493 shares ($94,614); and Mr. Wall — 67 shares ($12,867).

(b) The amounts reported in the Stock Awards column reflect the aggregate grant date fair value computed in accordance with ASC Topic 718, *Compensation — Stock Compensation*. Assumptions used in the calculation of these amounts are included in Note R to our audited financial statements for the year ended December 31, 2021, included in our Annual Report on Form 10-K filed with the SEC on February 9, 2022. Restricted stock awards outstanding as of December 31, 2021, for each director were as follows: 1,405 for Messrs. Crown, deLeon, Haney, Malcolm, Nye, Wall and Ms. Reynolds and Ms. Schumacher; 445 for Mr. Osborn; 1,125 for Mr. Mattis; 475 for Mr. Steel; and 960 for Mr. Stratton.

(c) The amounts reported in the Option Awards column reflect the aggregate grant date fair value computed in accordance with ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note R to our audited financial statements for the year ended December 31, 2021, included in our Annual Report on Form 10-K filed with the SEC on February 9, 2022. Option awards outstanding as of December 31, 2021, for each director were as follows: 18,620 for Messrs. Crown and deLeon and Ms. Schumacher; 8,570 for Mr. Haney; 17,260 for Mr. Malcolm; 6,960 for Mr. Mattis; 10,020 for Mr. Nye; 7,548 for Mr. Osborn; 12,030 for Ms. Reynolds; 2,770 for Mr. Steel; 5,980 for Mr. Stratton; and 14,150 for Mr. Wall.

(d) Amounts reflect payments for accidental death and dismemberment (AD&D) insurance.

(e) Mr. Osborn retired from the Board in May 2021.

(f) Mr. Steel joined the Board in February 2021.

Director Stock Ownership Guidelines

The Board of Directors believes that each director should develop a meaningful ownership position in General Dynamics. Pursuant to our stock ownership guidelines for non-management directors, each non-management director is expected to own shares of our Common Stock having a value equal to at least eight times their annual retainer. Non-management directors are subject to the same holding requirements as our officers and are expected to retain shares received upon the vesting of restricted stock or exercise of options until the ownership guidelines are met. Management directors are subject to the ownership requirements discussed under Compensation Discussion and Analysis — Other Considerations — Stock Ownership Guidelines and Holding Requirements.

ADVISORY VOTE ON THE SELECTION OF INDEPENDENT AUDITORS

PROPOSAL 2

Advisory Vote on the Selection of Independent Auditors

The Audit Committee of the Board of Directors has the sole authority to retain the company's independent auditors and is responsible for the compensation and oversight of the work of the independent auditors for the purpose of preparing or issuing an audit report or related work. The Audit Committee has selected KPMG LLP (KPMG), an independent registered public accounting firm, as our independent auditors for 2022. KPMG has been retained as the company's independent auditors since 2002. In order to assure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of the independent audit firm. The members of the Audit Committee believe that the continued retention of KPMG to serve as the company's independent auditors is in the best interests of the company and its shareholders.

Your Board of Directors is submitting this selection of KPMG as the independent auditors for 2022 to an advisory vote of the shareholders. The Sarbanes-Oxley Act of 2002 requires that the Audit Committee be directly responsible for the appointment, compensation and oversight of the audit work of the independent auditors. Nevertheless, as a good corporate governance practice, your Board has determined to solicit the vote of the shareholders on an advisory basis in making this appointment.

If the shareholders do not vote on an advisory basis in favor of the selection of KPMG as our independent auditors, the Audit Committee will reconsider whether to engage KPMG and may ultimately determine to engage that firm or another audit firm without resubmitting the matter to shareholders. Even if the shareholders vote in favor of the selection of KPMG, the Audit Committee may in its sole discretion terminate the engagement of KPMG and direct the appointment of another independent audit firm at any time during the year.

 YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE **FOR** THIS PROPOSAL.

Audit and Non-Audit Fees

The following table shows aggregate fees for professional services rendered by KPMG for the audit of our annual consolidated financial statements for the years 2021 and 2020, and fees billed for other services rendered by KPMG during those years.

	2020 ($)	2021 ($)
Audit Fees[a]	23,570,000	23,231,000
Audit-related Fees[b]	1,911,000	1,897,000
Tax Fees[c]	1,024,000	743,000
All Other Fees[d]	140,000	130,000
Total Fees	26,645,000	26,001,000

(a) Audit fees are fees for professional services performed by KPMG for the audit of our consolidated annual financial statements (including the audit of internal control over financial reporting) and review of our consolidated quarterly financial statements. These fees also include fees for services that are normally provided in connection with statutory and regulatory filings.

(b) Audit-related fees are fees for assurance and related services performed by KPMG that are reasonably related to the performance of the audit or review of our consolidated financial statements. These fees consist primarily of fees for professional services for benefit plan audits and evaluation of new accounting standards.

(c) Tax fees are fees for professional services performed by KPMG for tax compliance, tax advice and tax planning. These fees consist primarily of fees for tax return preparation and review, tax compliance services for expatriates and advice regarding tax implications of certain transactions.

(d) All other fees are primarily related to professional services performed by KPMG for information technology contract compliance, assessment and advisory services.

Auditor Independence

The Audit Committee has considered whether the services rendered by KPMG are compatible with maintaining KPMG's independence. Representatives of KPMG are expected to attend the Annual Meeting, may make a statement if they desire to do so and will be available to respond to questions.

Policy on Pre-Approval

The company and the Audit Committee are committed to ensuring the independence of the independent auditors, both in fact and in appearance. Therefore, in accordance with the applicable rules of the SEC, the Audit Committee has established policies and procedures for pre-approval of all audit and permitted non-audit services provided by the independent auditors. The Audit Committee determines annually whether to approve all audit and permitted non-audit services proposed to be performed by the independent auditors (including an estimate of fees). If other audit or permitted non-audit services not included in the pre-approved services are required during the year, such services must be approved in advance by the Audit Committee. The Audit Committee may delegate authority to grant pre-approvals to its chair or a subcommittee as it deems appropriate, subject to a reporting obligation to the Audit Committee. All audit and permitted non-audit services listed above were pre-approved.

Audit Committee Report

The following Audit Committee Report shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement or any portion hereof into any filing under the Securities Act of 1933, as amended (Securities Act) or the Securities Exchange Act of 1934, as amended (Exchange Act), and shall not otherwise be deemed filed under such acts.

The Audit Committee of the Board of Directors has furnished the following report.

The following seven directors serve on the Audit Committee: Mark M. Malcolm (Chair), James S. Crown, Cecil D. Haney, James N. Mattis, C. Howard Nye, Catherine B. Reynolds and John G. Stratton.

None of these directors is an officer or employee of General Dynamics. They all meet the independence requirements of the New York Stock Exchange and Rule 10A-3 of the Exchange Act. The Board has determined that Messrs. Malcolm and Nye and Ms. Reynolds each qualifies as an "audit committee financial expert" as defined by the SEC in Item 407(d) of Regulation S-K. The Audit Committee is governed by a written charter approved by the Board. In accordance with that charter, the committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and financial reporting practices of General Dynamics. The committee held eight meetings in 2021.

The Audit Committee has reviewed and discussed with management and the company's independent auditors for 2021, KPMG LLP, an independent registered public accounting firm, the company's audited consolidated financial statements as of December 31, 2021, and for the year ended on that date. Management is responsible for the company's financial reporting process, including maintaining a system of internal controls, and for preparing the consolidated financial statements in accordance with U.S. generally accepted accounting principles (GAAP). KPMG is responsible for auditing those consolidated financial statements and for expressing an opinion on the conformity of the consolidated financial statements with GAAP. In addition, in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, the Audit Committee reviewed and discussed with management and KPMG management's report on the operating effectiveness of internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act and KPMG's attestation report on the company's internal control over financial reporting.

The Audit Committee has discussed with KPMG the matters required under applicable professional auditing standards and regulations adopted by the Public Company Accounting Oversight Board. In addition, the Audit Committee has received and reviewed the written disclosures and letter from KPMG required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG's communications with the Audit Committee concerning independence, and has discussed with KPMG its independence, including the compatibility of non-audit services with maintaining KPMG's independence. Based on the foregoing discussions and reviews, the Audit Committee has satisfied itself as to the independence of KPMG.

In reliance on the reviews and discussions described above, the Audit Committee recommended to the Board, and the Board approved, the inclusion of the audited consolidated financial statements in the company's Annual Report on Form 10-K as of and for the year ended December 31, 2021, for filing with the Securities and Exchange Commission.

This report is submitted by the Audit Committee.

Mark M. Malcolm	**James S. Crown**	**James N. Mattis**	**Catherine B. Reynolds**
(Chair)	**Cecil D. Haney**	**C. Howard Nye**	**John G. Stratton**
February 3, 2022			

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

PROPOSAL 3

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

As required by Section 14A of the Exchange Act, we are seeking shareholder input on our executive compensation as disclosed in this Proxy Statement. The Board and the Compensation Committee actively monitor our executive compensation practices in light of the industry in which we operate and the marketplace for talent in which we compete. We remain focused on compensating our executive officers fairly and in a manner that emphasizes performance while providing the tools necessary to attract and retain the best talent.

As described in the Compensation Discussion and Analysis section, our executive compensation program is designed to create incentives both for strong operational performance in the current year and for the long-term benefit of the company, thereby closely aligning the interests of management with the interests of our shareholders.

For these reasons, the Board recommends shareholders vote in favor of the following resolution:

"Resolved, that the compensation paid to the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

The vote is advisory and is not binding on the Board. However, the Compensation Committee of the Board expects to take into account the outcome of the vote as it continues to consider the company's executive compensation program.

The Board has resolved to hold annual advisory votes to approve the compensation of our named executive officers. Accordingly, the next advisory vote to approve our executive compensation program will occur at the 2023 Annual Meeting, unless the Board modifies its policy on the frequency of holding such advisory votes.

 YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE **FOR** THIS PROPOSAL.

COMPENSATION DISCUSSION & ANALYSIS

Table of Contents

Executive Summary

This Compensation Discussion and Analysis (CD&A) describes the 2021 compensation of our Named Executive Officers (NEOs) who are identified below:

Name	Title	Tenure in Role
Phebe N. Novakovic	Chairman and Chief Executive Officer	9 years
Jason W. Aiken	Senior Vice President and Chief Financial Officer	8 years
Mark L. Burns	Vice President of the Company and President, Gulfstream Aerospace	6 years
Robert E. Smith	Executive Vice President, Marine Systems	3 years
Mark C. Roualet	Executive Vice President, Combat Systems	9 years

Business Overview

General Dynamics is a global aerospace and defense company that specializes in high-end design, engineering and manufacturing to deliver state-of-the-art solutions to our customers. We offer a broad portfolio of products and services in business aviation; ship construction and repair; land combat vehicles, weapons systems and munitions; and technology products and services. Our leadership positions in attractive business aviation and defense markets enable us to deliver superior and enduring shareholder returns.

Our company consists of 10 business units, which are organized into four operating segments: Aerospace, Marine Systems, Combat Systems and Technologies. We refer to the latter three collectively as our defense segments. To optimize market focus, customer intimacy, agility and operating expertise, each business unit is responsible for the development and execution of its strategy and operating results. This structure allows for a lean corporate function, which sets the overall strategy and governance for the company and is responsible for allocating and deploying capital.


Aerospace
Gulfstream
A GENERAL DYNAMICS COMPANY
JET AVIATION
A GENERAL DYNAMICS COMPANY
Combat Systems
GENERAL DYNAMICS
European Land Systems
GENERAL DYNAMICS
Land Systems
GENERAL DYNAMICS
Ordnance and Tactical Systems
GD
Marine Systems
GENERAL DYNAMICS
Bath Iron Works
GENERAL DYNAMICS
Electric Boat
GENERAL DYNAMICS
NASSCO
Technologies
GDIT
GENERAL DYNAMICS
Mission Systems

2021 Performance Highlights

DEMONSTRATED COMMITMENT TO DELIVERING STRONG FINANCIAL PERFORMANCE			
$38.5 billion REVENUE	**$4.3** billion CASH FROM OPERATING ACTIVITIES Record High	**$3.1** billion CASH RETURNED TO SHAREHOLDERS Including an 8% dividend increase	**$87.6** billion BACKLOG
$11.55 DILUTED EARNINGS PER SHARE (EPS)	**104**% CASH CONVERSION RATE[(1)]	**$1.3** billion CASH INVESTED IN THE BUSINESS	**43.7**% TOTAL SHAREHOLDER RETURN (TSR)

Business Performance

OVERALL — STRONG FINANCIAL AND OPERATIONAL PERFORMANCE

- Our businesses performed well in 2021, overcoming the challenges that COVID continued to present. The company operated without ceasing despite COVID and, more recently, managed labor shortages, part shortages, supply chain disruptions and increasing commodity prices. Management worked aggressively to mitigate disruptions with a principal focus on keeping our employees healthy while remaining open and operating in our capacity as a critical infrastructure business. During 2021, we focused on meeting customer commitments and fully conducting operations in an efficient and safe manner while maintaining a high level of profitability.

- When considering the overall impact that the continuing COVID-19 pandemic and other economic factors had on the business, including reduced aircraft production at Gulfstream, award delays/protests and supply chain issues constraining revenue at several defense units, the company demonstrated strong financial and operational performance.

  – The defense segments performed well and demonstrated growth in 2021 collectively delivering record-high revenue and operating earnings.

  – Demand for Gulfstream's products was robust, and we captured significant orders across all product lines. For example, Gulfstream had its best orders quarter in the fourth quarter of 2021, since the introduction of the G650 in 2008.

  – The cash flow for the year was very strong led by the powerful order performance of Gulfstream, yielding a cash conversion rate of 104% of net earnings. GDIT's cash performance was once again excellent, well in excess of 100% of its imputed net income.

  – The strong cash performance helped to facilitate the return of over $3 billion to shareholders. The company increased its dividend 8%, the 24th annual increase, and repurchased 10.3 million shares at an average price of $178.67 per share.

  – Performance continued to improve throughout the year with sequential increases in the company's three key financial metrics — EPS, free cash flow (FCF)[(1)] and operating margin.

- Our backlog was strengthened by the extraordinary order activity at Gulfstream during the year. The overall book-to-bill ratio (orders divided by revenue) for the company in 2021 was 1 to 1, driven by the Aerospace (1.6 to 1) and Technologies (1 to 1) segments. The year included several large awards, specifically $3.7 billion from the U.S. Navy for work on the Columbia-class and Virginia-class submarine programs, $845 million from the U.S. Army for Stryker vehicle upgrades and services, a $12.6 billion maximum potential value (to all awardees) contract to support the Defense Intelligence Agency (DIA) and the National Geospatial-Intelligence Agency (NGA) under the Solutions for the Information Technology Enterprise (SITE) III program and $2.5 billion for several key contracts for classified customers and additional indefinite delivery, indefinite quantity (IDIQ) awards with a maximum potential value of $4.2 billion among multiple awardees. GDIT's backlog at the end of 2021 was up 4% to $8.7 billion with a book-to-bill of 1.1 to 1 on sales growth of 2.2%.

- Prudent investment in our businesses continued in 2021 with the successful introduction of two new products at Gulfstream (G800 and G400) and facilitization at Electric Boat to accommodate the construction of the Columbia-class and Block V of the Virginia-class submarine programs.

- Our commitment to sustainability was evidenced by a much improved CDP score in 2021 of A-, reflecting the company's focused attention and coordinated action on climate issues, including the establishment of a science-based, company-wide goal of reducing greenhouse gas (GHG) emissions by 40% by 2034. We published our comprehensive Corporate Sustainability Report and made available our CDP disclosure of climate-related data. We are committed to driving our human capital efforts promoting diversity and inclusion. We strive to offer transparency about our workforce and in 2021 published our EEO-1 report.

(1) See Appendix A for a discussion of free cash flow (FCF), which is a non-GAAP measure. Cash conversion rate is FCF as a percentage of net earnings.

2021 Key Compensation Decisions

General Dynamics is committed to a pay-for-performance philosophy for our executives and the 2021 compensation decisions reflect that philosophy. The company excelled in 2021, as demonstrated by our superior operating results, including our strong EPS (5% improvement over 2020 results) and record-high cash from operating activities. In addition, our performance was recognized by the stock market — our one-year TSR of 43.7% significantly outperformed both the S&P 500 and our aerospace and defense industry peers.

The Compensation Committee's key decisions for 2021 pertaining to the NEOs were as follows:

2021 Base Salaries

The base salaries of Ms. Novakovic and Mr. Burns were increased in recognition of their experience and sustained performance. Ms. Novakovic, who in 2021 completed her ninth year as chairman and chief executive officer, had not received a base salary increase since 2015 and since taking the role has realized only a 1.4 percent increase in annualized base salary. The base salaries of the other NEOs were not adjusted for 2021.

Performance Metrics

The performance metrics in our annual incentive (EPS, FCF and Operating Margin) and long-term incentive (return on invested capital (ROIC)[1] and relative TSR (rTSR)) balance near-term returns, long-term investments and the shareholder experience. These metrics are directly aligned with our strategy and are appropriate and effective in focusing our leaders on the drivers of shareholder value across our business over varying time horizons. Our belief in the appropriateness of these measures is supported by direct and positive feedback from the General Dynamics shareholders with whom we regularly engage and the 96.5% support on our say-on-pay vote in 2021. For purposes of determining 2021 NEO compensation, we made no changes to the metrics utilized or the weightings assigned to the metrics.

2021 Annual Incentive

Incentive Payout Targets (percentage of salary) — Effective for 2021, NEO annual incentive payout targets were set to reflect a balance of factors, including: the market data for these positions at peer companies, accountability for results, criticality of the role, and experience, performance, and potential of the incumbent. The annual incentive targets were increased as follows: Ms. Novakovic from 170 to 180 percent of salary, Mr. Aiken from 100 to 115 percent of salary, and Messrs. Burns, Smith and Roualet from 100 to 110 percent of salary. Prior to this change for 2021, NEO annual incentive payout targets had not been adjusted since they were established in 2017.

Background on establishing the 2021 financial goals — COVID-related disruptions to the global economy impacting our businesses were significant during 2020 and early 2021 when we were developing and finalizing business plans and related incentive goals for 2021. While COVID-related issues impacted all of our operating segments to varying degrees, the impact was most pronounced in two of our segments.

- The impact on our Aerospace segment was significant given the worldwide collapse of the commercial aviation market. As an example, business aviation flight hours (an indication of market activity) decreased approximately 75% year-over-year in the months following the onset of the pandemic. In response, in April 2020, management reduced the aircraft production rate at Gulfstream to better align production with demand and mitigate our supply chain risk. In particular, the Aerospace segment faced substantial challenges in maintaining its profitability, while simultaneously limiting the working capital build-up on the balance sheet. Given these conditions and uncertainty in the timing and magnitude of any recovery, we anticipated that aerospace order behavior in 2021 would improve from order behavior in the period following the onset of the pandemic from April through December 2020. However, our plans assumed that our reduced manufacturing rate would continue into 2021, resulting in fewer planned aircraft deliveries in 2021 than in 2020.

- In our Technologies segment, we similarly anticipated a COVID impact on our customers to negatively impact our revenue and earnings to a certain extent in 2021.

Overall, management established business plans and the Board approved financial goals designed to be challenging, while recognizing the uncertainty and potential volatility of our financial performance resulting from the effects of the unprecedented conditions created by the COVID-19 pandemic on our customers. This translated into:

- 2021 annual incentive target design change: to reduce leverage and ensure a balanced performance-payout relationship in the face of potentially volatile results, target ranges were established for our financial performance metrics in lieu of specific target levels. The effect of using these ranges is that performance within the target ranges — regardless of whether the company achieved results at the higher end or the lower end of the ranges — would result in a payout at the target level, while

---

(1) See Appendix A for a discussion of this non-GAAP measure.

performance above or below the ranges would continue to result in payouts above or below target, consistent with our pay-for-performance approach to compensation.

- 2021 NEO financial target levels: were set consistent with our business plan and shareholder communications. Relative to 2020 actual performance, the outcome of our business planning resulted in expectations on some measures that were anticipated to be modestly higher than in 2020, while others were projected to be flat to slightly lower.
  - EPS goal set flat vs. 2020 actual — The company expected fewer aircraft deliveries in 2021 stemming from the reduction in the manufacturing rate, coupled with constrained revenue in the Technologies segment resulting from the continued inability to access some customer sites due to COVID restrictions.
  - FCF goal set 7% higher than 2020 actual — The company anticipated improved cash generation in 2021, driven by increased orders at Gulfstream, working capital reductions and an improved cash conversion rate.
  - Operating Margin goal set lower than 2020 actual — The company expected lower margin in 2021 because 2020 included one quarter that was not impacted by COVID and because of an altered production mix at Gulfstream resulting from the reduction in manufacturing rate.

In considering the appropriateness of the 2021 goals relative to 2020 targets, the Committee noted that the 2020 goals were established pre-pandemic and ultimately were deemed to be largely unachievable. Given these circumstances, the Committee viewed the comparison of 2021 goals to 2020 goals as somewhat less valuable as a reference and, therefore, determined to use 2020's actual results as the rigorous benchmark from which to challenge the management team for 2021.

Annual Incentive Payouts for 2021 Performance — The company's exceptional financial performance in 2021 resulted in near maximum annual incentive payouts for the NEOs. The NEOs achieved an average score of 194.9% of target based on the strong performance of the company against the three financial metrics (EPS, FCF and operating margin) and the NEOs' performance against their respective strategic and operational goals. Note that, despite continued headwinds from COVID, the Committee made no pandemic-related adjustments to established goals or actual results in determining final performance levels. Additionally, while not directly linked, our exceptional 2021 TSR suggests that our business plans and the results we achieved significantly benefited our investors.

- Earnings per share — The company exceeded its EPS goal by 5%, with eight out of 10 business units exceeding their planned earnings despite COVID-related issues continuing to challenge the company.
- Free cash flow — On the strength of Gulfstream's rebounding order book, the company exceeded its FCF goal by 32%. While management's plan contemplated that Gulfstream would experience a significant increase in orders for 2021, actual orders far exceeded expectations: the value of aircraft orders was approximately 65% higher than the average annual orders over the prior five years.
- Operating Margin — The Aerospace and Technologies segments' outstanding operating performance drove the above-target operating margin performance on approximately $700M less revenue than expected.
- Strategic and Operational — All NEOs demonstrated superior or excellent performance in a challenging year, continuing to navigate COVID-related uncertainties while delivering outstanding financial results and making excellent progress on other important goals such as sustainability.

Long-term Incentives

2019 – 2021 PSU Payout — Despite our exceptional operating and share price performance during 2021, the results realized under the 2019 grant of Performance Stock Units (PSUs) for the 2019 – 2021 performance period resulted in a below-target aggregate payout at 54.3% of target. Our three-year ROIC and rTSR performance for the 2019 – 2021 period were substantially negatively impacted by COVID during the performance period when compared to expectations set in 2019, prior to the start of the pandemic. Consistent with our pay-for-performance philosophy and our focus on long-term performance, the 2019 – 2021 goals were not adjusted for the impact of the pandemic in any way.

2021 Long-Term Incentive (LTI) Grant — Consistent with the prior year, the 2021 long-term equity grants to NEOs were composed of 50% PSUs, 30% stock options and 20% restricted stock and the PSU earn out continues to be tied to 3-year ROIC and rTSR. On average, 2021 NEO LTI award values were 7.6% higher than in 2020, reflecting the NEOs proactive management and financial performance of the company during the height of the pandemic. This increase in value is consistent with the average increase provided to all LTI eligible employees and changes in market pay opportunity levels observed among our peers and the broader market.

Executive Compensation Philosophy

The goal of our executive compensation program is to closely link pay to the performance of our executives, the financial, strategic and operational results of our company and the experience of shareholders. To maximize results across all of General Dynamics, the Compensation Committee (Committee) governs and annually establishes our executive compensation program. The Committee uses this program to focus our management team on fundamental business priorities, including:

- Delivering shareholder returns through disciplined execution on backlog, efficient cash flow conversion and prudent capital deployment;
- Managing costs and investments, providing thoughtful environmental, social and governance (ESG) management, human capital management and overall leadership; and
- Undertaking continuous improvement initiatives and collaboration across our businesses to achieve our goals.

The Board believes that successful execution in these areas directly translates to shareholder value creation. Consequently, our executive compensation program, and specifically our incentive plans, are designed to focus and reward our management team for achieving results against a set of performance metrics and goals that support these priorities — annually and longer-term.

Component	Purpose	Description
Annual Base Salary	Provides competitive, fixed-rate cash compensation	• Base Salary is targeted to be a market competitive rate and also reflects the experience, potential and performance track-record of executives.
Annual Incentive Compensation	Provides a cash incentive opportunity based on annual performance and aligned with our short-term financial, strategic and operational goals	• Targeted around the median of our peers, the annual incentive is designed to motivate and align management with current year business goals and varies based on achievements. The incentive includes a balance of financial and strategic and operational measures to align with annual key priorities. • The 2021 annual incentive was based on three financial metrics of EPS (25%), FCF (25%) and operating margin (20%), as well as strategic and operational goals (30%). • Strategic and operational performance measures include, but are not limited to: financial performance improvements, prudent allocation of capital, ESG management, debt management, segment performance, cost reductions, leadership and other significant factors not contemplated at the start of the year.
Long-Term Incentive Compensation	Provides our NEOs with a significant personal stake in the long-term success of the company by tying earned amounts to our multi-year financial and TSR performance; aligns management's interest with that of shareholders; and supports our human capital strategy	• LTI awards are targeted around a market competitive range of our peers and also reflect the experience, potential and performance track-record of executives. LTI awards have multi-year performance metrics designed to align the NEOs with the objectives of our company and shareholders. • The LTI program consists of three elements, including performance stock units, or PSUs (50%), stock options (30%) and restricted stock (20%). • A mix of elements serves to: – Focus leaders on specific long-term performance results; – Provide a balance of rewards focused on different objectives over varying time periods; – Reward management for improvements in shareholder value; – Retain key employees through longer-term vesting and performance periods; and – Provide an opportunity for wealth accumulation over time that is consistent with the shareholder experience.

CEO — ACTUAL COMPENSATION


7% Annual Salary
26% Annual Incentive Compensation
67% Long-Term Equity Incentive Compensation
93% At Risk

OTHER NEOS — AVERAGE ACTUAL COMPENSATION


13% Annual Salary
28% Annual Incentive Compensation
59% Long-Term Equity Incentive Compensation
87% At Risk

Our Executive Compensation Governance Practices



WHAT WE DO

- ✔ 100% independent Compensation Committee
- ✔ Independent compensation consultant reporting to the Committee
- ✔ Director and management proactive annual engagement with shareholders to discuss executive compensation
- ✔ Market-leading stock ownership requirements **(15x salary for the CEO and 8x to 10x salary for the other officers)**
- ✔ Incentive compensation based on clear, measurable goals for key financial and operational metrics that drive business performance
- ✔ The value of earned long-term incentives is based on our future and sustained performance and shareholder value creation
- ✔ Thoughtfully selected peer group consisting of other aerospace and defense firms as well as other large-cap companies in related industries, with annual Committee review
- ✔ 50% of our long-term incentive is delivered in performance-based stock units that vest in three years subject to two relevant and objective metrics, ROIC and rTSR
- ✔ Double-trigger change in control arrangements
- ✔ Clawback, anti-hedging and anti-pledging policies



WHAT WE DON'T DO

- ✘ No single-trigger equity acceleration on change-in-control
- ✘ No excessive perquisites
- ✘ No excise tax gross ups
- ✘ No employment agreements with NEOs

The Compensation Process

The Committee approves, and is actively engaged in, the design and implementation of the executive compensation program, with support from its independent compensation consultant and company management. The program is structured to:

- Provide market-competitive total compensation opportunities with actual pay that varies with annual and longer-term performance.
- Compensate executives subject to clear and challenging performance metrics tied to our operating and strategic plans.
- Hold executives accountable for their actions.
- Align executive compensation with shareholder value creation.
- Support our long-term business strategy.

The company targets to pay market competitive rates for similarly situated positions with variation based on executive experience, performance and skill set. The program objective of pay-for-performance is achieved through annual performance reviews impacting salary and annual and long-term incentives. In addition, through the annual and long-term incentive programs, the NEOs are rewarded for outperforming on company goals. Similarly, actual pay will fall below target when performance fails to meet expectations.

2021 Compensation Process Timeline

November 2020

- Business unit presidents present operating goals and plans to the chairman and chief executive officer.
- The chairman and chief executive officer, in consultation with chief financial officer and executive vice presidents, establishes company operating goals.

February 2021

- Business unit presidents present business plans to the Board of Directors over a three-day session.
- The Board reviews, adjusts where appropriate, and approves business unit operating goals and adopts the company operating plan.
- The company operating plan establishes the financial goals for the annual incentive and long-term incentive plans. Throughout the year, the Board reviews and monitors company performance as compared to the operating plan through a series of financial and operating reports from senior management.

January – February 2022

- Based on company and individual performance for the prior fiscal year, the chairman and chief executive officer calculates a score for each NEO (other than herself).
- The Committee evaluates the chairman and chief executive officer's performance, the CEO's assessment of other NEO performance and reviews peer compensation data in preparation for considering base salary recommendations and determining an annual incentive payout for the NEOs.
- The proposed annual incentive payouts for 2021 performance, together with proposed base salary and long-term incentive grant values for 2022, are presented to the Committee on a scorecard for each executive, along with commentary on financial performance accomplishments, strategic and operational performance and any other factors not contemplated at the start of the year.

March 2022

- The Committee reviews the NEO scorecards with pay recommendations from management and approves compensation based on the clearly defined and disclosed performance metrics described in this Proxy Statement. The Committee's decisions also reflect factors such as the degree of difficulty of goals, market conditions and exceptional individual achievement.
- The Committee meets in executive session to review, refine and approve compensation for the chairman and chief executive officer.
- The Committee certifies the results of the 3-year performance measures for PSUs.
- The Committee reviews, refines and approves the performance metrics for the annual incentive for the next year and the next three-year performance period for the PSUs.

Peer Group and Benchmarking to the Market

Each year the Committee, in consultation with management and support from its independent compensation consultant, reviews and approves a peer group that is used to provide relevant market context for the Committee's decisions. The Committee analyzes the peer group annually for reasonableness and alignment with the objectives listed below. It consists of companies that are:

- In similar industries and where General Dynamics competes for business.
- Likely sources of or competition for executive talent.
- Reasonably comparable in size, as measured by revenue and market capitalization.
- Reasonably similar in organizational structure and complexity.
- Included as peers of some of our peer companies or that include the company as a peer.

Peer group compensation data, drawn from annual proxy filings and a survey provided by Aon, were utilized to assess the competitiveness of our executive compensation practices, structures and levels.

Peer Group Companies	Ticker Symbol	Revenue ($ in millions)*	Market Capitalization ($ in millions)**	Employee Population	Peer of Peers
3M Company	MMM	35,355	102,360	95,000	✔
Accenture plc†	ACN	50,533	261,996	624,000	✔
The Boeing Company†	BA	62,286	118,316	142,000	✔
Caterpillar Inc.	CAT	50,971	111,834	107,700	✔
Cisco Systems, Inc.	CSCO	49,818	267,270	79,500	✔
Deere & Company†	DE	44,024	105,407	75,550	✔
Eaton Corporation plc	ETN	19,628	68,886	86,000	✔
Emerson Electric Co.†	EMR	18,236	55,308	86,700	✔
Honeywell International Inc.†	HON	34,392	143,543	99,000	✔
Johnson Controls International plc†	JCI	23,668	57,269	101,000	✔
Lockheed Martin Corporation†	LMT	67,044	98,107	114,000	✔
Northrop Grumman Corporation†	NOC	35,667	61,365	88,000	✔
Raytheon Technologies Corporation†	RTX	64,388	129,019	174,000	✔
Textron Inc.†	TXT	12,382	17,017	33,000	✔
General Dynamics	**GD**	**38,469**	**58,108**	**103,100**	✔
General Dynamics (Percentile Rank)		**49%**	**17%**	**64%**	

*   As of the latest annual filing
**   As of December 31, 2021
†   Lists General Dynamics as a peer

Shareholder Engagement

2021 Say on Pay Vote

We received 96.5% approval for our advisory vote on executive compensation.

2021 SAY ON PAY APPROVAL



96.5%
Approval for our
advisory vote
on executive
compensation

Shareholder Engagement Overview

We encourage, thoughtfully consider and incorporate shareholder feedback regarding our executive compensation program. The most recent enhancements to our executive compensation program were based on the feedback we received from shareholder meetings over the last several years. These improvements included:

- Enhancing disclosure and providing greater transparency regarding the annual incentive award,
- Increasing the proportion of annual long-term equity with a performance feature in the form of PSUs to 50%, and
- Adding a relative performance measure — rTSR — to the PSUs.

We believe that these enhancements highlight our pay-for-performance philosophy as well as better align our long-term compensation to the relative stock performance of the company, ensuring alignment with our shareholders.

2021 Shareholder Engagement Process and Outcome

As we have for the past several years, we conducted a robust shareholder outreach campaign during 2021 targeted at holders of approximately 65% of our Common Stock. Senior representatives of investor relations, corporate governance and human resources, supplemented by our Compensation Committee Chair as requested, met with shareholders and proxy advisors to gather feedback on our executive compensation program and discuss other topics such as our COVID response, sustainability efforts, operational performance, human capital management, governance and other business topics.

The feedback from the shareholder meetings was presented to, and discussed in detail with, the Compensation Committee. The Committee determined that, in balancing this input with the support we received in our 2021 advisory vote on executive compensation and the needs and priorities of all stakeholders, there continued to be strong support for our compensation philosophy and programs. As a result, the Committee made no structural changes to our compensation programs during 2021 but did acknowledge the continued need for enhanced disclosure, in particular delineating the rationale for more subjective compensation decisions.

KEY ITEMS DISCUSSED WITH SHAREHOLDERS IN 2021

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE	EXECUTIVE COMPENSATION	CORPORATE RESPONSIBILITY
• Board refreshment and succession planning • Director diversity • Board structure and independence • Shareholder rights	• Program structure, including role of equity compensation • Pay for performance alignment • Strong shareholder support in 2021 say-on-pay vote	• Board oversight, including Sustainability Committee • GHG emissions target and climate transition • Human capital management • Diversity and inclusion initiatives

Components of Executive Compensation and Alignment with Company Performance

NEO compensation is reflective of the experience, potential and performance of each executive and is generally targeted to position the NEOs competitively in the market. To the extent actual compensation exceeds targeted levels, it is directly attributable to performance that leads to increased shareholder value and exceeds measurable, clearly defined performance goals. Conversely, actual compensation can be substantially less than targeted levels for performance that falls significantly short of pre-established goals.

Executive compensation is linked strongly to the financial and operational performance of the company. As such, we demonstrate our commitment to aligning compensation with company performance through the following key elements of the executive compensation program:

• In 2021, 93% of the chairman and chief executive officer's total compensation was linked to metrics assessing company or stock performance and therefore meaningfully at-risk, while 87% of the other NEOs' compensation consisted of a similar profile.

• Our annual incentive is based on a formulaic result driven by performance against key financial and strategic/operational metrics and reflects our pay-for-performance philosophy.

• 50% of our long-term incentive is delivered in performance-based stock units that vest in three years subject to two relevant and objective metrics, ROIC and rTSR.

To emphasize a culture of ownership and strengthen management's alignment with long-term shareholder interests, the Committee requires one of the strictest sets of stock ownership guidelines across the Fortune 100 for the NEOs. Our chairman and chief executive officer is required to hold General Dynamics stock with a value at least equal to 15 times base salary. The other NEOs are required to hold General Dynamics stock with a value at least eight to 10 times base salary.

Each NEO's compensation consists of a mix of fixed and variable components. The following charts summarize the various forms of compensation.

Components of Compensation	Description
Annual Base Salary (Cash)	• Base Salary is targeted to be a market competitive wage and reflects the experience, potential and performance of each executive. It represents a fixed level of compensation commensurate with the responsibilities of the role.
Annual Incentive Compensation (Cash)	• The annual incentive program for 2021 was based on company performance for three financial metrics — EPS (25%), FCF (25%) and operating margin (20%), as well as overall and individual strategic and operational performance (30%). • Strategic and operational performance measures include, but are not limited to: financial performance improvements, prudent allocation of capital, human capital management, debt management, segment performance, cost reductions, sustainability efforts, leadership, and other factors not contemplated at the start of the year.
Long-Term Incentive Compensation (Equity)	
Performance Stock Units: **50%** 50%	• PSUs closely connect NEOs to the company's sustained financial performance through three-year average ROIC and rTSR metrics, and act as a retention tool over a three-year period.
Stock Options: **30%** 30%	• Stock options link the NEOs to the company's stock price performance and align our executive team with shareholders' interests over the long term.
Restricted Stock: **20%** 20%	• Restricted stock aligns the NEOs with the company's TSR performance over each three-year vesting period, acts as a retention tool and directly supports stock ownership.
Benefits and Perquisites	• The company provides market competitive perquisites, retirement, health and welfare benefits and change-in-control arrangements for purposes of recruitment and retention and to ensure the security and accessibility of our executives to facilitate the transaction of business.

Annual Base Salary

Each NEO's base salary is reflective of the market for similarly placed talent. It is based on the NEO's experience and track-record of performance, and balances other considerations such as complexity of the role, length of service and future expected contributions to the company. Salaries are reviewed annually, and increases, when they occur, are driven primarily by changes in the market. The goal of our base salary is to provide a competitive, fixed level of cash compensation reflecting the underlying responsibilities of the role and experience level of our executives.

Name and Title	2020 Base Salary	2021 Base Salary
Ms. Novakovic Chairman and Chief Executive Officer	$ 1,585,000	$ 1,700,000
Mr. Aiken Senior Vice President and Chief Financial Officer	$ 900,000	$ 900,000
Mr. Burns Vice President and President, Gulfstream Aerospace	$ 705,000	$ 800,000
Mr. Smith Executive Vice President, Marine Systems	$ 800,000	$ 800,000
Mr. Roualet Executive Vice President, Combat Systems	$ 835,000	$ 835,000

Annual Incentive Compensation

The NEOs are eligible to earn an annual incentive paid in cash based on the company's and their individual performance. The incentive is designed to place a significant portion of each NEO's total compensation at risk and create opportunities for executives to earn compensation through annual incentives that are awarded based on performance relative to challenging and clear performance goals. The incentive payout is based on performance against specific metrics and objectives established and approved by the Committee at the beginning of the year as well as the Committee's assessment of each NEO's individual contribution to company performance during the year. The target goals are designed to be achievable through solid execution but difficult to exceed and are directly linked to the annual operating plan approved by the Board of Directors. The Committee believes the chosen metrics are critical indicators of the company's overall performance and lead to value creation for our shareholders.

Setting Target Annual Incentive Opportunities

Each NEO's target annual incentive, as a percentage of base salary, was determined during our annual compensation benchmarking process and is generally designed to provide total cash compensation that is market competitive for similar roles if performance goals are met. Consistent with peer and market practice, the maximum incentive that can be earned under this plan is two times the target amount. For performance that falls significantly short of the pre-established target, there may be no payout.

NEO Performance Metrics

Because all of our NEOs play a major role in the overall success of the company in addition to overseeing the business and operating segments, the Committee believes that they should be evaluated on similar company-wide financial metrics. The Committee determines the final payout by considering the NEO's achievements and contributions during the year, as well as company performance, market conditions and difficulty of achieving the goals in the scoring of the strategic and operational goals.

For 2021, the annual incentive award for each NEO was determined based on three pre-established financial metrics — EPS, FCF, and operating margin — and one metric encompassing individual and company strategic and operational imperatives as well as leadership behaviors. Earnings and cash generation are the primary financial metrics utilized to drive performance at the company's 10 business units. Operating margin is included in the financial metrics to reflect the company's continued strategic focus on driving the operating performance and profitability of its businesses.

2021 Performance Targets

The Committee approved the targets for the annual incentive metrics during the first week of March 2021, in direct alignment with our annual operating plan and financial guidance, with the conviction that they were appropriately challenging and demonstrated significant rigor, considering our business outlook at the time. Specifically, management established and the Committee approved these targets without the knowledge of how the continuing COVID-19 pandemic would fully impact the business in 2021. In assessing 2021 performance and results under the annual incentive plan, it is important to note that despite the continued impact of the pandemic, the performance targets were not adjusted by the Committee.

- *Diluted Earnings per Share Goal:* The 2021 EPS goal was purposely set flat to 2020 actual performance as production at Gulfstream was reduced in 2020 for 2021 in response to the pandemic. The reduction in production had a significant impact on 2021's planned earnings as fewer aircraft deliveries were expected year over year. Earnings increases were planned for and included in the goal for the company's defense businesses. Additionally, the tax rate was expected to increase considerably from 15.3% to 16%. Expectedly, the 2021 goal was also set lower than the 2020 goal that was established pre-COVID primarily due to the significant reduction in planned deliveries at Gulfstream.
- *Free Cash Flow Goal:* The 2021 FCF goal was intentionally set higher than 2020 actual performance but about equal to the FCF target for 2020 primarily because of COVID's ongoing impact on the business, especially within the Aerospace segment.
- *Operating Margin Goal:* The 2021 operating margin goal was intentionally set lower than actual performance in 2020 and the 2020 goal primarily due to COVID's substantial anticipated impact on the Aerospace segment, specifically stemming from the production reduction described above and aircraft mix at Gulfstream.

Annual Incentive Targets and Achievement — 2021

	Performance Metrics	Weighting	Threshold (50% Payout)	Target Range* (100% Payout)	Maximum (200% Payout)	2021 Result	Payout (% of Target)
Financial Goals	Diluted Earnings Per Share	25%	$9.11	$10.72 — $11.00	$11.55	$11.55	**200% of Target**
	Free Cash Flow	25%	$1,948M	$2,435M — $2,568M	$2,825M	$3,384M	**200% of Target**
	Operating Margin	20%	9.5%	10.3% — 10.5%	10.7%	10.8%	**200% of Target**
Strategic and Operational		30%	0%	100%	200%	See Discussion Below	**See Individual Results**

* Target Range established to recognize the uncertainty associated with determining the precise impact from certain items creating a flat spot in the payout curve.

Overall Scoring Commentary

Notwithstanding the continued impact of COVID on the business in 2021, the company substantially outperformed its financial metrics in large part by demonstrating outstanding operating performance to overcome challenges, capitalizing on market and other opportunities, continuing its cost-reduction initiatives, and focusing on driving shareholder value. In some cases, the businesses did better than anticipated and in other cases, pandemic-related issues like supply chain challenges posed problems.

Financial Performance (70% Weight) Commentary

The NEOs had financial goals (shown in the table above) that determined 70% of their total annual incentive score. Structurally, the financial goals payout is as follows: 200% at maximum, 100% at target, 50% at threshold and 0% for performance below threshold. It is important to note that these goals, which were established in early 2021 in a period when the continued impacts of COVID were yet to be known, were robust; yet the company demonstrated strong operating performance against these goals across the board. Specifically, the Committee in reviewing the formulaic scoring of the financial metrics also noted the following:

DILUTED EARNINGS PER SHARE

Despite the continued impacts of COVID on certain of its businesses, the company delivered stellar earnings performance and generated EPS of $11.55 for the year, with eight of 10 business units exceeding their planned earnings. This level of EPS performance represents a 5% improvement upon both the 2021 goal and the results the company generated in 2020. The outperformance when compared to the goal established for 2021 was achieved in the following manner:

- The Aerospace segment delivered above-plan earnings performance as business aviation customers began a return to flying. In 2020, at the outset of the pandemic, management reduced the production at Gulfstream for 2021. Despite that reduction, Gulfstream delivered one more aircraft than planned, drove production efficiencies, and improved the profitability of its service business.
- The defense segments experienced lower revenue than planned ($500M) largely attributable to the continued impact of the COVID-19 pandemic, principally at customer sites, yet operating earnings rose 3.5%, and exceeded the plan by $35M. This operating leverage resulted primarily from timely cost containment efforts in a period of declining revenue.

FREE CASH FLOW

The company's cash flow performance in 2021 was extremely strong considering it continued to face COVID and other programmatic obstacles. A cash conversion rate of 104% of net earnings was achieved, significantly exceeding the year's planned cash conversion rate. Overall, the company's ability to drive its cash performance was influenced heavily by the following:

- Gulfstream experienced an exceptional level of orders, finishing the year with a book-to-bill ratio of 1.7 to 1. This level of orders was unexpected when the goals for the year were established, given the 2020 order activity and the continued uncertainty of the COVID environment. The cash associated with these orders was able to overcome other cash challenges experienced by the company, including increased working capital on an international contract within the Combat Systems segment. Importantly, GDIT also contributed significantly, generating cash well in excess of its imputed net income.

OPERATING MARGIN

All the businesses worked to drive profitability in 2021 over that which had been planned. Operating margin performance improved 30 basis points when compared to plan at the defense segments on approximately $500 million less revenue, demonstrating strong operating leverage especially within the Technologies segment. In the Aerospace segment, operating margin improved by about 30 basis points from plan, based on the number and mix of aircraft deliveries, as well as improved service profitability.

Strategic and Operational Performance (30% Weight) Commentary

At the beginning of 2021, without full knowledge of the continuing impact of the global pandemic on the business, the Committee approved the strategic and operational goals for each NEO. The goals were designed to reflect the significant individual performance expectations for each NEO, and fully contemplated that notable achievements beyond the approved goals could be recognized in the individual achievements for the year. Annually, each NEO is expected to contribute to the financial performance of the company beyond that specifically recognized in the financial performance metrics listed in the table above.

The 2021 NEO achievements highlighted below provide a basis for the evaluation of, and score assigned to, each of the NEOs for their individual performance and contribution to overall company results, and reflect the changing nature of the business priorities resulting from the COVID-19 pandemic and other business issues. The Committee's evaluation and scoring of the strategic and operational goals for the NEOs include a combination of factors and consider various internal quantitative metrics that we do not disclose in detail herein due to competitive considerations.

To assist the Committee in properly evaluating each NEO's performance, the following scoring framework was developed. The strategic and operational score was based on three factors: overall company performance, individual performance against specific business or functional goals, and leadership behaviors consistent with the company Ethos.

Strategic and Operational Goals Scoring Ranges:

175 – 200 Superior performance on all dimensions

150 – 175 Excellent performance (exceeded expectations on certain dimensions)

100 – 150 Adequate performance (met expectations)

0 – 100 Inadequate performance in some or all dimensions

2021 NEO Achievements — Strategic and Operational

PHEBE N. NOVAKOVIC

The Committee's Assessment of CEO Performance for 2021.

The Committee acknowledged the effective management and critical contributions by Ms. Novakovic as highlighted in her many noteworthy strategic and operational accomplishments listed below. The Committee recognized Ms. Novakovic's exemplary leadership of the company as it continued to traverse issues brought upon the business by the COVID-19 pandemic, yet delivered strong financial performance across a number of metrics. Ms. Novakovic's disciplined management methods and unity of purpose continued to focus the management team on maintaining a high level of profitability and driving cash conversion coupled with a rigorous approach to maintaining COVID-safe environments for employees. Her superior performance in strategic and operational areas earned a score of 195% from the Committee for her outstanding 2021 performance.

Financial Performance.

Drive the financial performance of the company while prudently allocating capital.

- Drove strong overall operating performance across the businesses despite COVID's continued impact on parts of the business. In the second year of the pandemic, the company demonstrated resiliency, agility and flexibility in business operations and delivered compelling financial results.
  - The defense businesses, collectively, performed well and demonstrated growth in 2021 with record-high revenue and operating earnings.
  - Demand for Gulfstream's products was very high and significant levels of orders were captured across the product line; fourth quarter was the highest order quarter since the introduction of the G650 in 2008.
  - Cash flow for the year was very strong led by the powerful order performance of Gulfstream, yielding a cash conversion rate of 104% of net earnings and robust cash generation at GDIT, well in excess of 100% of its imputed net income.
  - Performance continued to improve throughout the year with sequential, quarter-over-quarter increases in the company's three key financial metrics: EPS, FCF and operating margin.
  - TSR for 2021 was 44% on the strength of the company's performance.
- Backlog was strengthened by extraordinary order activity at Gulfstream during the year. The overall book-to-bill ratio for the company in 2021 was 1 to 1 driven by the Aerospace (1.6 to 1) and Technologies (1 to 1) segments. GDIT's backlog at the end of 2021 was up 4% to $8.7 billion, with a book-to-bill of 1.1 to 1 on sales growth of 2.2%.
- Made prudent investments in our businesses in 2021 with the successful introduction of two new products at Gulfstream (G800 and G400) and the continued facilitization at Electric Boat to accommodate the construction of the Columbia-class submarine program.
- Returned over $3 billion to shareholders. The company increased its dividend 8%, the 24th annual increase, and repurchased 10.3 million shares at an average price of $178.67 per share.

Cost Containment and Reduction.

Provide strong oversight of cost containment and reduction initiatives throughout the company.

- Directed necessary and significant cost-cutting and cost-containment across the company to focus efforts on maintaining profitability and driving cash generation during a year of continued uncertainty and occasional disruption driven by the continuation of the pandemic.
- As a result of deliberate actions to contain costs, the company's operating margin exceeded the planned margin, on lower sales than projected, due to the continued impacts of the COVID-19 pandemic.

Human Capital and Sustainability.

Effectively manage key human capital and sustainability efforts with a focus on diversity and inclusion.

- Committed to furthering diversity and inclusion efforts across the company and demonstrating improved results. Facilitated the transparency of reporting by disclosing the company's EEO-1 report for the first time in 2021.
- Managed succession planning through thoughtful leadership transitions, and provided key guidance and oversight to new leaders including reinvigoration of the company's excellence councils (manufacturing, technology, contracts, supply chain) and the creation of a cyber council.
- Supported sustainability efforts across the company, including driving a company culture rooted in the company's Ethos of transparency, trust, alignment and honesty; a robust safety mindset; and a reduction of GHG emissions at the company's facilities.
- Directed a company-wide effort to address its overall environmental impact. As a result, improved the company's CDP scoring over its 2020 results, achieving an A-. Established environmental goals across the businesses to reduce GHG emissions by 40% by 2034.

Manage Segment Enterprise Challenges.

Aerospace — Manage successfully through new model transitions to drive long-term growth while focusing on improving profitability to achieve market-leading returns.

- Provided constant oversight and guidance to the strategic efforts at Gulfstream to manage through new model transitions.

- Retained market-leading profitability despite a necessary adjustment in 2021's production schedules due to COVID's impact in 2020.

- Oversaw efforts to increase the production rate in response to higher than anticipated orders as the business aviation market returned to flying.

Marine Systems — Drive accountability for performance improvements across the segment. Guide capital investment plan designed to support significant anticipated growth at Electric Boat.

- Drove accountability for performance improvements on the programs within the segment through hands-on engagement with management teams to address issues and make adjustments frequently throughout the year.

- Managed the continued investment in facilities at Electric Boat to support the construction of the Columbia-class submarine.

Combat Systems — Develop next-generation platforms and technologies to meet customers' emerging requirements to enhance future growth opportunities.

- Expanded our platform capabilities through continued investment in robotic and autonomous vehicle technologies as evidenced by our successful capture of the first autonomous robotic platform by the U.S. Army.

- Led efforts in developing technologies that extend the range of our munitions along with future hypersonic capabilities.

- Continued the development of next generation electronic architecture, manned and unmanned weapon stations, hybrid-electric drive technologies along with artificial intelligence (AI) systems capable of integrating autonomous aerial and ground systems.

Technologies — Drive earnings growth and margin improvement while working to expand market opportunities.

- Achieved operating earnings and margin growth despite a 1.5% revenue decline due to COVID-related issues that included supply chain disruptions and award delays.

- Solidified and extended leadership in cloud deployments, providing services under DISA's Defense Enterprise Office Solutions (DEOS) program, as well as marking the successful completion of the first-ever Amazon Web Services (AWS) cloud migration for CMS Medicare Enrollment Payment Services.

- Expanded presence in the unmanned surface and subsurface market with an award of the U.S. Navy's Hammerhead program and the Overlord Unmanned Surface Vessel (OUSV) Combat System Ship Integration and Test Program.

- Resolved a protracted contract negotiation with an international customer resulting from COVID-related travel restrictions that impacted our ability to properly execute an international IT program.

Overall.

Directed and provided exemplary leadership of the company and its efforts to drive profitability and cash, despite the continued challenges posed by COVID, delivering on commitments to customers and shareholders while employing various measures to maintain safe work environments for over 100,000 employees.

2021 Strategic and Operational Score for Ms. Novakovic: 195% of Target

JASON W. AIKEN

Provide financial thought leadership and agility to optimize company results in light of the ongoing and uncertain impact of the COVID-19 pandemic.

- Provided ongoing guidance and leadership to company-wide efforts to grow earnings, margins and cash flows as the company continued to deal with the challenges from COVID on the business.

- Coordinated company-wide effort to generate FCF in the range of 95-100% of net earnings despite ongoing challenges from the pandemic and an increasingly complex international contract dynamic. Outperformed expectations with full-year FCF of $3.38 billion, representing 104% of net earnings.

- Generated the second-highest FCF in the company's history despite the continued impacts of the pandemic.

- Drove efforts across the businesses to increase operating earnings, operating margin, net earnings, return on sales and EPS — each increased sequentially in each quarter of 2021.

Successfully manage tax planning strategies to achieve tax rate in line with projections in the 16% range.

- Achieved a full-year effective tax rate of 15.9% vs. operating plan target of 16% through the management of efficient tax planning strategies.

Provide leadership, succession planning and oversight of the finance departments across the company.

- Actively managed the leadership development and succession planning of the finance function across the company with significant direction and influence to ensure that succession planning efforts were timely, appropriately considered diverse candidates, and were executed without management interruption.

Support the chairman and chief executive officer in the prudent deployment of capital to enhance shareholder value.

- Provided leadership in the deployment of approximately $6 billion in capital over the course of the year, including:

  - Repaid $3 billion in maturing debt and issued another $1.5 billion to refinance maturing debt to enable a more balanced capital deployment strategy while ending the year with the company's lowest debt balance since 2017, prior to the acquisition of CSRA.

  - Repurchased 10.3 million of the company's outstanding shares for approximately $1.8 billion at an average price of $178.67 per share.

  - Paid over $1.3 billion in dividends, on an 8% increase in dividends per share over 2020.

  - Managed over $1.3 billion in internal investments in research and development and capital expenditures.

Overall.

- Supported the chairman and chief executive officer on-site every day throughout the second year of the pandemic, providing leadership and guidance to the business units and directing corporate activities.

- Coordinated efforts and provided timely financial leadership to drive operating performance improvements and achieve cost savings to offset the continued impacts of COVID on the business.

- Drove an underrun in corporate office costs, holding costs flat to 2020 level, to offset the impacts of COVID on the business.

- Expanded external-facing roles, including ongoing interaction with shareholders, securities analysts and potential investors to ensure clarity of strategy, messaging and expectations during the uncertainty caused by the pandemic; directed customer interface on international contract negotiations; engaged with legislative representatives on a variety of topics including tax policy matters; and participated in other developmental opportunities.

2021 Strategic and Operational Score for Mr. Aiken: 190% of Target

MARK L. BURNS

Meet or exceed Gulfstream financial goals.

- Significantly exceeded the orders goal in dollars and units, capitalizing on the strength of the market and the robustness of the product offering, growing backlog significantly.

- Exceeded orders goals in every quarter of 2021, and the revenue and operating earnings goals for the year.

- Generated significant cash flow resulting from strong orders, appreciably exceeding the cash target.

- Ensured that all aspects of the business continued to function efficiently at a lower production rate, including employing cost-control measures to maintain or improve productivity in all of Gulfstream's lines of business.

Manage and thoroughly report business unit challenges and opportunities to the CEO.

- Worked closely with the chairman and chief executive officer to manage business risks and opportunities to position Gulfstream for continued growth.

- Raised COVID-related production challenges early to facilitate the design and execution of plans to resolve, to achieve growth and meet internal financial goals.

Meet major development project milestones.

- Met critical product development milestones across the products under development. Remained on budget and on schedule with respect to Gulfstream's development efforts.

- Worked closely with critical suppliers to ensure that schedule is met and that deliverables meet or exceed the product specifications.

- Remained on track with manufacturing plans and efforts related to new products.

Maintain customer support leadership vs. competition.

- Maintained leadership in the customer support area, as evidenced by increases in the average customer survey scores in the 2021 AIN Survey for both large cabin and mid cabin aircraft, and by Gulfstream's #1 brand rating in business aviation by independent industry survey by JETNET.

- Expanded the customer support network with locations in Texas and Arizona and expanded international service business with the opening of the Gulfstream Farnborough Service Center in the United Kingdom.

Overall.

- Exceeded the aircraft delivery plan despite reduced production in 2021 due to the COVID impact on 2020. Delivered 119 aircraft to customers, including exceeding the fourth quarter goal.

- Achieved an all-time single quarter record level of orders in fourth quarter with 81 aircraft orders. Ended the year with zero pre-owned aircraft inventory.

- Recognized for significant sustainability efforts to utilize and promote the use of sustainable aviation fuel (SAF) and develop more fuel efficient aircraft across the product line. Continued to utilize SAF in operations for company and test flights.

- Provided significant direction and influence to ensure that succession planning efforts were timely, appropriately considered diverse candidates, and were executed without management interruption.

- Continued focused human capital efforts in the area of diversity, equity and inclusion by creating employee resource groups and selecting the first female to lead Innovation, Engineering, and Test.

- Successfully launched two new additions to the Gulfstream fleet, G800 and G400 on plan as scheduled in October.

- Responded quickly and effectively to changing COVID-related disruptions and operational challenges throughout the year, including labor availability issues and supply chain concerns. Continued to provide safe workplace rules to keep the workforce healthy and productive.

2021 Strategic and Operational Score for Mr. Burns: 190% of Target

ROBERT E. SMITH

Meet or exceed Marine Systems segment goals.
- Exceeded Marine Systems operating plan in a year with continued COVID-related challenges.
- Exceeded planned orders by more than $1 billion, or 33%.
- Exceeded revenue goal by 2%.
- Exceeded operating earnings goal by 2%.
- Met operating margin goal of 8.3% despite production challenges.
- Exceeded cash flow goal by over $70 million.
- Continued the four-year trend of highest-ever revenue and operating earnings for the segment.

Assist segment with driving program performance.
- Monitored key segment programs along with business unit presidents and interfaced with senior Navy and Congressional leadership as required.
- Columbia-class submarine: Achieved significant risk reduction during 2021, allowing the Navy's top priority program to remain on track to deliver on time and within budget.
- Virginia-class submarine: Completed assembly of first Virginia Payload Module tubes and returned two boats to the fleet following extended post-delivery maintenance periods.
- DDG-51 destroyer: Delivered USS Daniel Inouye and continued to increase build-rate cadence.
- DDG-1000 destroyer: Delivered third and final ship — USS Lyndon B. Johnson.
- T-AO fleet replenishment oiler: Successfully launched the first and second ships of the class (future USNS John Lewis and USNS Harvey Milk, respectively).
- Expeditionary Sea Base: Completed the erection of the future USS Dan C. Canley.
- Repair and Modernization programs: Completed 15 major projects and exhibited superb repair program performance throughout the year. Completed upgrades to USS South Dakota, adding significant capabilities to the Virginia platform.

Manage and thoroughly/frequently report business unit challenges and opportunities to the CEO.
- Worked in conjunction with the chairman and chief executive officer to manage business risks and opportunities to position the Marine Systems segment for continued growth.
- Drove strategy and execution for the key teammate/subcontractor relationships for the submarine programs.
- Provided experienced leadership and oversight of the Marine Systems segment, including advice and counsel to the business unit presidents on a variety of matters.

Overall.
- Conducted frequent in-depth operational meetings across the segment to assess and manage manufacturing impact of the continued pandemic, including internal labor constraints and subcontractor issues, and ensured compliance with U.S. government regulations.
- Provided significant direction and influence to ensure that succession planning efforts within the Marine Systems segment were timely, appropriately considered diverse candidates, and were executed without management interruption.
- Supported the chairman and chief executive officer on-site every day throughout the second year of the pandemic, providing outstanding leadership and guidance to the Marine Systems business units.

2021 Strategic and Operational Score for Mr. Smith: 185% of Target

MARK C. ROUALET

Meet or exceed Combat Systems segment financial goals.

- Combat Systems performance was strong in a year that continued to produce many COVID-related challenges.

- Exceeded planned orders by $500 million: a total of $5.8 billion in orders were booked across the portfolio.

- Achieved revenue of $7.35 billion, exceeding the established goal.

- Achieved over $1 billion in operating earnings, above plan and prior year.

- Met operating margin goal of 14.5%. The Combat Systems segment generated over $300 million in cost reductions, exceeding planned reductions.

- Worked to drive cash despite headwinds from a build-up of working capital on a large, international program, but fell short of achieving the cash plan for the segment.

- Improved year over year in sales, operating earnings and operating margin.

Manage and thoroughly report business unit challenges and opportunities to the CEO.

- Worked closely with the chairman and chief executive officer to manage the business risks and opportunities within the Combat Systems segment.

- Provided program execution indexes for schedule, cost, risk and opportunities for improvement across the portfolio of businesses.

Generate $235M in cost reductions across Combat.

- Exceeded the goal by $89 million, helping to achieve operating margin of 14.5%.

Provide leadership and guidance to the business unit presidents.

- Provided experienced leadership and oversight of the Combat Systems segment, including advice, planning and counsel to the business unit presidents on a variety of business and professional development matters.

- Directed and influenced succession planning efforts within the Combat Systems segment to ensure that they were timely, appropriately considered diverse candidates, and were executed without management interruption.

Overall.

- Continued to work to solve complex customer issues on a challenging international program that experienced a build-up in working capital during 2021.

- Led company-wide effort to address its overall environmental impact. As a result, improved the company's CDP scoring over its 2020 results to an A-. Specific areas where the company's efforts excelled included: opportunity disclosure, governance, emissions reduction initiatives, business strategy and financial planning.

- Worked to establish environmental goals across the businesses to reduce GHG emissions by 40% by 2034.

- Assumed sponsorship of and invigorated the GD Manufacturing Council across all 10 business units.

- Supported the chairman and chief executive officer on-site every day throughout the second year of the pandemic, providing leadership and guidance to the business units and directing certain corporate-wide activities.

2021 Strategic and Operational Score for Mr. Roualet: 155% of Target

Annual Incentive Payout (AIP)

The below table summarizes the NEOs' targets and the Committee's determination of their earned annual incentive based on the AIP formula discussed in detail above. The target incentive is a percent of base salary as shown below and the maximum incentive is 200% of target. The annual incentive payouts for 2021 reflected our pay-for-performance philosophy to reward the overall excellent performance of the company and the outstanding contributions of our executives to lead the company during 2021.

Name	2021 Base Salary ($)	Target Incentive (% of Base)	Target Incentive ($)	Overall Achievement (% of Target)	Annual Incentive Payout ($)
Ms. Novakovic	1,700,000	180	3,060,000	198.5	6,074,000
Mr. Aiken	900,000	115	1,035,000	197.0	2,039,000
Mr. Burns	800,000	110	880,000	197.0	1,734,000
Mr. Smith	800,000	110	880,000	195.5	1,720,000
Mr. Roualet	835,000	110	918,500	186.5	1,713,000

Long-Term Incentive Compensation

Long-term incentive compensation is provided to NEOs to align management's interest with that of shareholders through share ownership, to reward NEOs for achievement of multi-year financial goals and TSR performance consistent with the shareholder experience, and to retain key talent through longer-term vesting and performance schedules. LTI comprises a major portion of total target compensation provided to each NEO. This provides our executives with a significant personal stake in the long-term success of General Dynamics. By awarding LTI through various types of equity instruments, different elements of shareholder alignment are achieved. The following chart illustrates the allocation of LTI in our annual grants:

2021 LONG-TERM INCENTIVE ALLOCATION



50%
Performance Stock Units

20%
Restricted Stock

30%
Stock Options

Setting Long-Term Grant Amounts

The Committee uses guidelines that are based upon peer market data, and balances other considerations such as company performance, complexity of the role, length of service, future expected contributions to the company and impact on dilution when determining actual LTI grant amounts. This approach allows for the consideration of a multitude of factors to properly reward and incent management for long-term performance and align the needs of the business with that of shareholders. The Committee was also cognizant of tenure in roles, the current market for executive talent, and the desire to retain this highly cohesive leadership team as the company executes its long-term strategy. As shown below, the annual LTI grants awarded during March 2021 for the individual performance of the NEOs were as follows:

Name	2021 LTI Grant* ($)
Ms. Novakovic	14,500,000
Mr. Aiken	4,300,000
Mr. Burns	3,500,000
Mr. Smith	3,300,000
Mr. Roualet	3,200,000

* Amounts awarded by the Committee may differ from those displayed in the Summary Compensation Table (SCT) due to the requirement to value the equity amounts in the SCT at aggregate grant date fair value computed in accordance with ASC Topic 718, *Compensation — Stock Compensation*.

Performance Stock Units — 50% of LTI

PSUs are a form of equity compensation tied to the achievement of specific performance goals and linked to the long-term performance of the company. They are calculated by multiplying the overall LTI award value by the 50% weighting to arrive at the PSU portion of the grant. The quantity of target PSUs granted is determined based on the average of the high and low quoted stock price per share of the company's Common Stock on the New York Stock Exchange on the date of grant.

Purpose	This element of executive compensation closely connects NEOs to the company's longer-term financial performance and TSR over a three-year period and acts as a retention tool.
Performance Metrics	Three-year average ROIC subject to an rTSR modifier
Vesting	Three-year cliff vesting
Dividend and Voting Rights and Share Ownership	Dividend equivalents are deemed reinvested in additional stock units, which are earned only if and when the underlying PSU is earned; PSUs do not have voting rights, nor do they count for share ownership guideline purposes until vested.
Forfeiture	NEOs who voluntarily resign or are terminated for cause prior to the end of the applicable performance period immediately forfeit all PSUs that have not vested unless otherwise determined by the Committee.

2021 PSU GRANT (2021 – 2023 PERFORMANCE CYCLE)

HOW WE CHOSE OUR TARGET GOAL

- The company operates in a dynamic and competitive environment. As such, the ROIC target established each year represents the outlook for the upcoming three-year period and may not be comparable to past targets or prior achievement. It is set to be a challenging yet achievable target.

- The established target reflects the multi-year operating plan for the company. It reflects the Committee's and management's assessment of future company performance and required investments to support the long-term growth of the company.

- For the 2021 – 2023 performance period, the ROIC target was set at 11.3% which was lower than the previous target for the 2020 – 2022 performance period (13.6% — established pre-pandemic). In setting the current ROIC target, the Committee considered the multi-year impact of the pandemic on the company (resulting in a reduction in the level of production at Gulfstream), the period of investment that the company is in and its impact on the balance sheet, including the continued capital investment at Electric Boat and the product line transformation at Gulfstream.

- The ROIC calculated on an annual basis fluctuates given the investment needs of the business, the long lead times on several business units and the different payment cycles within the businesses. Therefore, comparisons of ROIC on a year-over-year basis or of any given year to a three-year average, may not appropriately reflect the underlying strategic investments to support the long-term performance of the business or the complexity of the business cycles.

- The three-year ROIC target for the 2021 – 2023 performance period was approved in early March 2021 and reflected the best judgment of the Committee at that time.

After the three-year performance period ends, the number of PSUs earned is determined based on our three-year average ROIC, subject to the rTSR modifier.

Three-Year Average ROIC Performance*	**PSU Performance after 3 Years from Grant Date**
2.5% or more above target	150% of target PSUs
At target	100% of target PSUs
2.5% below target	50% of target PSUs
More than 2.5% below target	0% of target PSUs

* Performance interpolated between 2.5% below and 2.5% above target.

The resulting percentage earned from the three-year average ROIC will be subject to an rTSR modifier, which compares our TSR performance to the TSR performance of the other companies in the S&P 500 to produce the final number of earned units. The Committee believes the S&P 500 provides a more comprehensive comparison for share price performance compared to our compensation peer group, which is a customized benchmark based on a limited number of companies. The rTSR modifier will increase or decrease the PSU payout by as much as one-third, resulting in a PSU payout range between zero and 200% of the target units granted. To achieve a maximum payout for the PSUs, the company must achieve both maximum ROIC performance and achieve rTSR of 75th percentile or above.

rTSR Modifier

ROIC Performance
As shown in the chart above
(0 – 150%)

X

Relative TSR Performance*	**Payout**
75th percentile and above	133.3%
50th percentile	100.0%
25th percentile and below	66.7%

* Payout interpolated for performance between 25th and 75th percentile.

=

Maximum Total PSU Payout
200%

↑
↓
0%

PSU GRANT PERFORMANCE AND PAYOUT

2019 – 2021 PSU Performance.

ROIC — In March 2022, the Committee certified the three-year ROIC achievement of 12.6% for PSUs granted in 2019, against the target of 13.6% established for the 2019 – 2021 performance period. ***The ROIC results for 2020 and 2021 were impacted by COVID but were not adjusted by the Committee.***

Performance Metric	0% of Target ROIC	50% of Target ROIC	100% of Target ROIC	150% of Target ROIC	Results (% of Target)
Three-year Average ROIC Performance			12.6%		**80% of Target**
	More than 250 basis points below target	250 basis points below target	13.6% at target	250 basis points or more above target	**ROIC**

rTSR — The 2019 grant of PSUs included an rTSR modifier that operated as described above to adjust the payout of the PSUs based on the company's TSR performance compared to the TSR performance of the other companies in the S&P 500. For the 2019 – 2021 period, the company's percentile rank of the companies in the S&P 500 was 26th with a TSR of 17.4%.

PSU Payout — For the 2019 – 2021 period, the rTSR modifier reduced the payout from the 80% of target ROIC performance to ***54.3% out of a potential maximum of 200% payout*** of the PSUs. As shown in the table below, the company's performance during the three-year performance period had a significant negative impact on the amounts realized by the NEOs (who were NEOs in 2019), consistent with our pay for performance philosophy.

NEO	PSUs Granted	Value Granted ($)*	PSUs Realized	Value Realized ($)*
Novakovic	37,255	6,244,311	20,229	3,390,583
Aiken	8,860	1,485,025	4,810	806,204
Roualet	8,645	1,448,988	4,694	786,761

*   Grant price for the 2019 PSU grant was $167.61.

Restricted Stock — 20% of LTI

Restricted stock awards are a form of equity compensation tied to the completion of a service period. They are calculated by multiplying the overall LTI award value by the 20% weighting assigned to the restricted stock portion of the grant. The quantity of restricted stock granted is determined based on the average of the high and low quoted stock price per share of the company's Common Stock on the New York Stock Exchange on the date of grant.

Purpose	This element of executive compensation closely connects NEO compensation to the company's TSR performance over the vesting period and acts as a retention tool.
Vesting	The shares are subject to a three-year cliff vesting period (i.e., 100% of the shares vest on the third anniversary of the grant). The Committee believes the use of three-year cliff vesting on our restricted stock ensures that executives are focused on long-term value creation while supporting the company's need to attract and retain executives during all market conditions.
Dividend and Voting Rights and Share Ownership	During the restriction period, NEOs may not sell, transfer, pledge, assign, or otherwise convey their restricted shares. NEOs are eligible to vote their shares and receive dividend payments and other distributions on our Common Stock when declared by the Board of Directors. Restricted stock awards count toward share ownership guidelines.
Forfeiture	NEOs who voluntarily resign or are terminated for cause prior to the end of the applicable vesting period forfeit their restricted stock unless otherwise determined by the Committee.

Stock Options — 30% of LTI

Stock options are a form of equity compensation linked to the long-term share performance of the company. A stock option gives our NEOs the right to buy up to a specified number of shares of our Common Stock over the term of the option at a predetermined fixed exercise price. They are calculated by multiplying the overall LTI award value by the 30% weighting assigned to the stock option portion of the grant. The quantity of stock options granted is determined using the Black-Scholes option pricing model on the date of grant. A stock option's exercise price is the average of the high and low share price of our Common Stock on the date of grant. In March 2021, the Committee approved a grant of stock options to each NEO. The exercise price of these stock options was set at $168.56.

Purpose	This element of executive compensation closely connects NEOs to the company's stock price performance over the long term and acts as a retention tool.
Vesting	The stock options vest as follows: 50% of the grant becomes exercisable on the second anniversary of the grant date and 50% becomes exercisable on the third anniversary of the grant date. Vested stock options remain exercisable through the options' expiration date, which occurs on the day prior to the 10th anniversary of the grant date. Due to our stringent stock ownership guidelines, stock options, when exercised, must be held as shares until the ownership requirement is met.
Share Ownership	Stock options do not count toward share ownership guidelines until the option is exercised and purchased shares are retained.
No Repricing of Stock Options	Our equity compensation plan prohibits the repricing of stock options, including the exchange of underwater stock options for another award or for cash, without the approval of shareholders.
Forfeiture	NEOs who voluntarily resign or are terminated for cause immediately forfeit all stock options that have not vested unless otherwise determined by the Committee.

Benefits and Perquisites

Benefits

General Dynamics-provided benefits are an important tool used to attract and retain outstanding executives. Benefit levels are reviewed periodically to ensure they are cost-effective, competitive and support the overall needs of our employees. The company makes available medical, dental, vision, life insurance and disability coverage. NEOs can select the level of coverage appropriate for their circumstances. The company also provides NEOs with group life insurance coverage worth two-times base salary and long-term disability coverage worth 50% of base salary.

Company-Sponsored Retirement Plans

We provide retirement plans to our eligible employees, including the eligible NEOs, through a combination of qualified and non-qualified plans. Following are descriptions of the retirement plans in which the NEOs participate:

General Dynamics 401(k) Plan

Each NEO is eligible to participate in the General Dynamics Corporation 401(k) Plan, a tax-qualified defined contribution retirement plan. Each NEO is eligible to make before-tax contributions and receive company matching contributions under the 401(k) Plan. During 2021, the 401(k) Plan provided for a company-matching contribution of 100% on contributions up to the first 6% of eligible pay for the NEOs. Our matching contributions during 2021 for the NEOs are included in footnote (d) to the All Other Compensation column of the Summary Compensation Table.

Defined-Benefit Retirement Plans

Ms. Novakovic and Messrs. Aiken, Roualet and Smith participate in a company-sponsored defined-benefit plan called the General Dynamics Salaried Retirement Plan (the Salaried Plan). Benefits under the Salaried Plan are frozen for employees at our corporate headquarters, including the participating NEOs.

The benefit under the Salaried Plan is payable as a life annuity. The Salaried Plan is a funded, tax-qualified, noncontributory defined-benefit pension plan. It was amended effective January 1, 2007, to exclude any employee initially hired or who incurs a break in service after that date. The benefit formula under the Salaried Plan for employees hired before January 1, 2007, is 1.0% times a participant's highest final average pay frozen as of December 31, 2013 (as of March 31, 2017, for Mr. Smith), multiplied by years of service earned on or after January 1, 2007, and before January 1, 2014 (before April 1, 2017, for Mr. Smith), plus 1.333% times a participant's highest final average pay frozen as of December 31, 2010, multiplied by years of service earned prior to January 1, 2007. Final average pay for purposes of calculating retirement benefits includes a NEO's base salary and annual incentive. The company makes contributions to the Salaried Plan through payments into a trust fund from which the benefits are paid.

Mr. Burns participates in a company-sponsored defined-benefit plan called the Gulfstream Aerospace Corporation Pension Plan (the GAC Plan). The plan was amended in December 2018, freezing the benefits for Mr. Burns as of December 31, 2018. The GAC Plan is a funded, tax-qualified, noncontributory defined-benefit pension plan. For service prior to January 1, 2004, Mr. Burns has a frozen pension accrued benefit under the GAC Plan that totals approximately $3,400 payable monthly as a single-life annuity. Upon his retirement, this amount will increase with cost-of-living adjustments up to a maximum of 3% annually. Effective January 1, 2004, the GAC Plan was amended to provide benefits for each month of credited service earned after December 31, 2003, based on 1.125% of the final average monthly pay at or below the monthly integration level plus 1.25% of the excess above the integration level. Final average monthly pay takes into account salary and annual bonus after December 31, 2003, but excludes equity awards. The portion of Mr. Burns' benefit earned after December 31, 2003, frozen as of December 31, 2018, is payable monthly as a life annuity and is not subject to cost-of-living adjustments.

Supplemental Retirement Plan

The amount of cash compensation used to calculate pension benefits for participants is limited by the Internal Revenue Code ($290,000 in 2021). To provide a benefit calculated on compensation in excess of this compensation limit, the company provides executives participating in the Salaried Plan with coverage under the General Dynamics Corporation Supplemental Retirement Plan (the Supplemental Retirement Plan). Benefits under the Supplemental Retirement Plan are general unsecured obligations of General Dynamics. Ms. Novakovic and Messrs. Aiken, Roualet and Smith participate in the Supplemental Retirement Plan. Pension accruals under this plan were frozen as of December 31, 2013, including the participating NEOs (other than Mr. Smith). Mr. Smith's pension accruals under the plan were frozen March 31, 2017.

Supplemental Savings Plan

The company provides a Supplemental Savings Plan to key employees, including each NEO. The purpose of the Supplemental Savings Plan is to allow key executives to defer salary and receive matching contributions on compensation in excess of the compensation limit imposed by the Internal Revenue Service on earnings used to calculate 401(k) contributions. Matching contributions during 2021 for the NEOs are included in footnote (d) to the All Other Compensation column of the Summary Compensation Table.

Other Retiree Benefits

Eligible key executives throughout the company, including the NEOs (other than Mr. Burns), can purchase group term life insurance at retirement of up to two-times their base salary. For executives who retire early (prior to age 65), we pay for insurance coverage equal to one-half the executive's base salary until the executive reaches age 65. For early retirees who elect coverage in excess of one-half of base salary, they will pay monthly premiums for the additional coverage. For executives retiring at or after age 65, we pay for insurance coverage up to two-times an executive's base salary. This coverage is ratably reduced over a five-year period following the executive's retirement, or beginning at age 65 for early retirees, subject to a maximum coverage level of 25% of the coverage in effect at the time of retirement.

Perquisites

We provide our NEOs perquisites that the Committee believes are reasonable yet competitive. The company provides perquisites to the NEOs for purposes of recruitment, retention and security. We provide perquisites to ensure the security and accessibility of our executives to facilitate the transaction of business. As a reasonableness test, we compare these perquisites to generally accepted corporate practices.

In 2021, the perquisites provided to our NEOs were financial planning and tax preparation services, physical examinations, home security systems, personal liability and supplemental accidental death and dismemberment insurance, and the personal use of automobiles owned or leased by the company. In addition, personal use of our aircraft was provided only to our chairman and chief executive officer as required by the Board to help ensure her security and accessibility. The company also provided a club membership to one NEO in his role as a business unit president.

We have provided additional information on perquisites in footnote (d) to the All Other Compensation column of the Summary Compensation Table.

Other Considerations

Stock Ownership Guidelines and Holding Requirements

Our stock ownership and retention guidelines are among the most stringent in the Fortune 100. Stock ownership guidelines strongly align the interests of management with the interests of shareholders because executives become shareholders with a considerable investment in General Dynamics.

Our stock ownership and retention guidelines preclude NEOs from selling shares of our Common Stock until they own shares with a market value of eight to 10 times their base salary and 15 times for the chief executive officer. Shares held outright and shares held through our 401(k) plans are counted for purposes of meeting the ownership guidelines. Stock options (whether vested or not), PSUs and unvested shares of restricted stock are not counted in the ownership calculation.

Stock Ownership Guidelines	
Chief Executive Officer **15x** Base Salary	**Officers including Other NEOs** **8x to 10x** Base Salary

When exercising options, officers who have not met the ownership guidelines may sell shares acquired upon exercise to cover the exercise price of the options, transaction costs and taxes, and are expected to hold the remaining shares until the guidelines are met. Similarly, net shares received upon vesting of restricted stock and PSUs (after withholding taxes) may not be sold until the ownership guidelines are met. Once an officer attains the required ownership level, the officer must maintain that ownership level until he or she no longer serves as an officer. The stock ownership and retention guidelines are reviewed annually by the Committee. For the year ended December 31, 2021, the total number of shares owned by our CEO and other officers represented 20 times their combined annual salaries.

Potential Severance and Change in Control Benefits

The company has change in control agreements, also known as severance protection agreements, with each of the NEOs. The company believes that these agreements are an important tool for recruiting and retaining highly qualified executives. The agreements are structured to protect the interests of shareholders by including a "double-trigger" mechanism that results in a severance payout only when:

• A change in control is consummated, and

• The executive's employment is terminated by the company without cause or by the executive for good reason within 24 months following the change in control.

A "change in control" is defined to include specified stock acquisition, merger or disposition transactions involving General Dynamics. The Committee evaluates and reviews payment and benefit levels under the change in control agreements periodically. These reviews support the view that the agreements are consistent with the practices of our peer group companies. Our severance protection agreements for NEOs do not include a provision for reimbursement of excise taxes that may become due upon a change in control.

Payments and benefits provided to NEOs pursuant to the change in control agreements are described in the Potential Payments upon Termination or Change in Control section beginning on page 78 of this Proxy Statement.

Role of the Independent Compensation Consultant

The Committee's charter provides that the Committee has sole authority to engage the services of an independent compensation consultant for the Committee and approve fees paid to the consultant by the company. The Committee engaged FW Cook as an independent compensation consultant to provide advice on executive compensation matters. The Committee found that FW Cook provided important perspectives about market practices for executive compensation, peer company analysis, the levels and structure of the compensation program, and compensation governance. During 2021, at the Committee's request, FW Cook performed the following specific services:

• Attended Committee meetings.

• Provided regulatory updates to the Committee.

• Provided information and advice relating to executive compensation matters.

• Reviewed compensation-related disclosures in the company's proxy statement.

The Committee reviewed the factors influencing FW Cook's independence (as specified by New York Stock Exchange listing standards) and determined that no conflict of interest exists.

Anti-Hedging and Anti-Pledging Policies

The company has a longstanding policy in place that prohibits all directors and executive officers from hedging company securities. Since 2014, the company has maintained a policy prohibiting all directors and executive officers from pledging company securities that they own directly.

Clawback Policy

The company has in place an executive compensation recoupment policy, or clawback policy, which applies to senior executive officers of the company (referred to as the covered executive officers), including the NEOs. In the event of a restatement of our financial results due to a covered executive officer engaging in fraud or intentional illegal conduct, the result of which is that any equity or other performance-based compensation paid to that covered executive officer would have been a lower amount had it been calculated based on the restated results, the Committee will have the authority to recover any excess compensation that was awarded to that covered executive officer. In determining the excess compensation, the Committee will take into account its good faith estimate of the value of awarded and actual compensation that may have been affected by the restatement and the events leading to it. This includes all performance-based cash incentives and equity-based grants which may have vested or been exercised during the period in question.

Compensation and Risk Management

With the support of management and the independent compensation consultant, the Committee evaluates the company's overall risk profile relative to the incentive components of compensation to ensure that NEOs are not overly incentivized to focus on short-term stock performance. The use of long-term equity incentive awards as a significant portion of total direct compensation and robust stock ownership guidelines are structured to ensure management is focused on the long term and not incentivized to take excessive risk.

EXECUTIVE COMPENSATION

Summary Compensation

The Summary Compensation Table conforms to requirements of the SEC and shows base salary, annual incentive, equity awards (restricted stock, performance stock units (PSUs) and stock options) and all other compensation, which includes among other things the value of perquisites, 401(k) contributions and tax reimbursements (see footnote (d) to the Summary Compensation Table for a complete listing of categories included in All Other Compensation). The table also includes a column titled Change in Pension Value and Nonqualified Deferred Compensation Earnings. For our eligible NEOs, this includes only the change in pension value (see footnote (c)), which is an actuarial estimate of the present value of the future cost of pension benefits. The value does not reflect a current cash cost to General Dynamics or, necessarily, the pension benefit that an executive would receive, since that is determined by a number of factors, including length of service, age at retirement and longevity.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[a]	Option Awards ($)[a]	Non-Equity Incentive Plan Compensation ($)[b]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[c]	All Other Compensation ($)[d]	Total ($)
Phebe N. Novakovic Chairman and Chief Executive Officer	2021	1,671,250	11,045,739	4,350,097	6,074,000	—	412,776	23,553,861
	2020	1,585,000	10,070,467	4,139,834	2,872,000	381,567	279,631	19,328,499
	2019	1,585,000	8,630,680	3,746,192	3,482,000	484,613	384,719	18,313,204
Jason W. Aiken Senior Vice President and Chief Financial Officer	2021	900,000	3,275,325	1,290,207	2,039,000	—	75,707	7,580,240
	2020	887,500	2,918,669	1,200,020	959,000	142,924	68,407	6,176,520
	2019	850,000	2,052,799	890,624	1,098,000	158,659	73,227	5,123,309
Mark L. Burns Vice President of the Company and President, Gulfstream Aerospace	2021	776,250	2,666,235	1,049,894	1,734,000	—	69,041	6,295,420
	2020	692,500	2,189,014	899,953	720,000	94,110	62,096	4,657,673
	2019	655,000	1,272,160	1,272,817	840,000	267,984	64,524	4,372,485
Robert E. Smith Executive Vice President, Marine Systems	2021	800,000	2,514,041	989,744	1,720,000	—	80,588	6,104,372
	2020	775,000	2,116,565	869,648	853,000	299,541	79,269	4,993,023
Mark C. Roualet Executive Vice President, Combat Systems	2021	835,000	2,436,996	960,676	1,713,000	—	79,405	6,025,077
	2020	826,250	2,239,894	921,316	852,000	432,529	76,183	5,348,172
	2019	800,000	2,003,157	868,859	1,010,000	542,898	81,760	5,306,674

(a) The amounts reported in the Stock Awards and the Option Awards columns reflect aggregate grant date fair value computed in accordance with ASC Topic 718, *Compensation — Stock Compensation*. These amounts reflect our calculation of the value of these awards at the grant date and do not necessarily correspond to the actual value that may ultimately be realized by the NEO. Assumptions used in the calculation of these amounts are included in Note R to our audited financial statements for the year ended December 31, 2021, included in our Annual Report on Form 10-K filed with the SEC on February 9, 2022. Stock Awards include awards of restricted stock and PSUs. The grant date value of 2021 PSUs, as reported in this column are based on the probable outcome of the performance conditions as of the grant date. The grant date value of 2021 PSUs, assuming a maximum payout for each NEO, is as follows:

Name	Grant Date Value ($)
Ms. Novakovic	16,291,328
Mr. Aiken	4,831,339
Mr. Burns	3,931,736
Mr. Smith	3,708,256
Mr. Roualet	3,594,622

(b) Payments are reported for the fiscal year in which the related services were rendered, although the actual payments are made in the succeeding year.

(c) The values listed in this column represent the change in the present value of accumulated benefits from December 31 of the prior year to December 31 of the respective year calculated for all the pension plans in which the executive participates. The values are an actuarial estimate of the present value of the future cost of pension benefits for each of the NEOs and do not reflect a current cash cost to the company or, necessarily, the pension benefit that an executive would receive. Pension benefits for Ms. Novakovic and Messrs. Aiken and Roualet were frozen as of December 31, 2013. Pension benefits for Mr. Smith were frozen as of March 31, 2017. Pension benefits for Mr. Burns were frozen as of December 31, 2018. Negative changes in pension value were excluded from this column for the NEOs as follows:

Name	Negative change in pension value for 2021 ($)
Ms. Novakovic	(107,086)
Mr. Aiken	(53,429)
Mr. Burns	(111,321)
Mr. Smith	(106,396)
Mr. Roualet	(129,442)

(d) All Other Compensation for 2021 includes the following items:

Name	Reimbursement of Taxes ($)[1]	Retirement Plan Contributions and Allocations ($)[2]	Term Life Insurance Payments ($)	Perquisites ($)[3]
Ms. Novakovic	3,662	49,100	24,525	335,489
Mr. Aiken	5,093	35,400	4,830	30,384
Mr. Burns	—	31,229	11,618	26,194
Mr. Smith	10,765	33,400	5,851	30,571
Mr. Roualet	3,395	34,100	12,456	29,453

(1) Reflects amounts reimbursed for the payment of taxes associated with a company-provided dining room benefit. All employees at our corporate headquarters receive this dining room benefit and associated tax reimbursement. For Mr. Smith, the amount also includes reimbursement of taxes associated with his prior service as president of one of the company's non-U.S. subsidiaries.

(2) Represents amounts contributed by General Dynamics to the 401(k) Plan and allocations by General Dynamics to the Supplemental Savings Plan.

(3) Noncash items (perquisites) provided to NEOs in 2021, which for one or more NEOs is in the aggregate equal to or greater than $10,000, were as follows: financial planning and tax preparation services, home security systems and, solely for the chairman and chief executive officer, personal use of company aircraft. Perquisites that exceeded the greater of $25,000 or 10% of the total amount of perquisites for a specific NEO were as follows: Ms. Novakovic — $292,370 related to personal travel on company aircraft. The aggregate incremental cost to General Dynamics for Ms. Novakovic's personal travel aboard aircraft owned by the company (products of subsidiary Gulfstream Aerospace), as required by the Board to help ensure Ms. Novakovic's security and accessibility, is calculated based on the following variable operating costs to the company: fuel costs, trip-related maintenance expenses, landing fees, trip-related hangar and parking fees, on-board catering expenses and crew expenses. No additional direct operating cost is incurred if a family member accompanies an executive on a flight.

Equity-Based Awards

Our long-term compensation for senior executives, including the NEOs, consists of equity awards in the form of restricted stock, PSUs and stock options. The following table provides information on the equity awards in 2021 for the NEOs. The table includes the grant date of each equity award, the number of shares of restricted stock, PSUs and stock options, the exercise price of the stock options, the closing price of our Common Stock on the date of grant, and the grant date fair value of the equity awards. As discussed in the Compensation Discussion and Analysis section, we use the average of the high and low stock price of our Common Stock on the date of the grant, not the closing price, to value the restricted stock and PSUs and set the exercise price for stock options.

GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2021

Name	Grant Date	Date of Compensation Committee Action	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[a]			Estimated Future Payouts Under Equity Incentive Plan Awards[b]			All Other Stock Awards: Number of Shares of Stock or Units[c]	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($)[d]	Closing Price on Date of Grant ($)	Grant Date Fair Value of Stock and Option Awards ($)[e]
			Threshold ($)	Target ($)	Maximum ($)	Threshold	Target	Maximum					
Ms. Novakovic			—	3,060,000	6,120,000								
	03/03/2021	03/02/2021				14,337	43,010	86,020	17,205	—	—		11,045,739
	03/03/2021	03/02/2021				—	—	—	—	151,150	168.56	167.95	4,350,097
Mr. Aiken			—	1,035,000	2,070,000								
	03/03/2021	03/02/2021				4,252	12,755	25,510	5,100	—	—		3,275,325
	03/03/2021	03/02/2021				—	—	—	—	44,830	168.56	167.95	1,290,207
Mr. Burns			—	880,000	1,760,000								
	03/03/2021	03/02/2021				3,460	10,380	20,760	4,155	—	—		2,666,235
	03/03/2021	03/02/2021				—	—	—	—	36,480	168.56	167.95	1,049,894
Mr. Smith			—	880,000	1,760,000								
	03/03/2021	03/02/2021				3,263	9,790	19,580	3,915	—	—		2,514,041
	03/03/2021	03/02/2021				—	—	—	—	34,390	168.56	167.95	989,744
Mr. Roualet			—	918,500	1,837,000								
	03/03/2021	03/02/2021				3,163	9,490	18,980	3,795	—	—		2,436,996
	03/03/2021	03/02/2021				—	—	—	—	33,380	168.56	167.95	960,676

(a) These amounts represent cash awards that are possible under the company's annual incentive plan. The value earned can be found in the Summary Compensation Table in the Non-Equity Incentive Plan Awards column.

(b) These amounts relate to PSUs granted in 2021. Each PSU represents the right to receive a share of Common Stock upon release of the PSU. The exact number of PSUs that may be earned is determined based upon a performance metric set by the Compensation Committee, which for 2021 grants is the company's ROIC over the three-year period from 2021-2023. Grants for each NEO are also subject to an rTSR modifier that can increase or decrease the PSU payout by as much as one-third. If the threshold ROIC is not met, no PSUs would be earned; if the threshold ROIC is met, and after taking into consideration the rTSR modifier, the number of PSUs that are earned may range from 33% to 200% of the PSUs originally awarded. Dividend equivalents accrue on PSUs during the performance period and are subject to the same vesting conditions based upon performance. For PSUs granted in 2021, the PSUs will be released to the participant following the three-year performance period, to the extent earned.

(c) These amounts relate to shares of restricted stock that cliff vest three years after the grant date, subject to continuous service requirements.

(d) The exercise price for stock options is the average of the high and low stock price of our Common Stock on the date of grant.

(e) For PSUs, the grant date fair value is calculated based upon the target payout amount, which is the probable outcome of the performance conditions as of the grant date.

Option Exercises and Stock Vested

The following table shows the stock options exercised by the NEOs and restricted stock released to them during 2021. As explained in the Compensation Discussion and Analysis section, we require officers to retain shares of Common Stock issued to them as compensation, up to pre-determined levels, based on their position with General Dynamics. Once an ownership level is attained, the officer must maintain that minimum ownership level until he or she no longer serves as an officer of General Dynamics. The amounts reported in the Value Realized on Exercise and the Value Realized on Vesting columns in the table below are before-tax amounts.

OPTION EXERCISES AND STOCK VESTED IN FISCAL YEAR 2021

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)
Ms. Novakovic	—	—	33,769	5,744,912
Mr. Aiken	16,725	1,109,200	7,961	1,354,357
Mr. Burns	—	—	5,887	1,001,520
Mr. Smith	—	—	2,095	356,411
Mr. Roualet	—	—	7,767	1,321,352

Outstanding Equity Awards

The following table provides information on outstanding stock option and stock awards held by the NEOs as of December 31, 2021. The table shows the number of stock options that a NEO holds (both exercisable and unexercisable), the option exercise price and its expiration date. For stock awards, the table includes the number of shares of restricted stock and PSUs that are still subject to the restriction period or the performance period (i.e., have not vested). For restricted stock and PSUs, the market value is based on the closing price of the company's Common Stock on December 31, 2021.

OUTSTANDING EQUITY AWARDS AT 2021 FISCAL YEAR-END

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable[a]	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock or Units That Have Not Vested[b]	Market Value of Shares of Stock or Units That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[c]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Ms. Novakovic					48,785	10,170,209	127,496	26,579,187
	—	151,150	168.56	03/02/2031				
	—	166,660	165.47	03/03/2030				
	64,545	64,545	167.61	03/05/2029				
	186,460	—	223.93	03/06/2028				
	211,620	—	191.71	02/28/2027				
	320,260	—	135.85	03/01/2026				
	248,830	—	136.78	03/03/2025				
Mr. Aiken					13,480	2,810,176	35,168	7,331,389
	—	44,830	168.56	03/02/2031				
	—	48,310	165.47	03/03/2030				
	15,345	15,345	167.61	03/05/2029				
	43,940	—	223.93	03/06/2028				
	49,100	—	191.71	02/28/2027				
	67,400	—	135.85	03/01/2026				
	32,105	—	136.78	03/03/2025				
Mr. Burns					11,575	2,413,040	24,148	5,034,232
	—	36,480	168.56	03/02/2031				
	—	36,230	165.47	03/03/2030				
	21,930	21,930	167.61	03/05/2029				
	32,560	—	223.93	03/06/2028				
	31,590	—	191.71	02/28/2027				
	27,600	—	135.85	03/01/2026				
	1,600	—	143.33	06/30/2025				
	11,730	—	136.78	03/03/2025				
Mr. Smith					10,003	2,085,363	23,490	$ 4,897,030
	—	34,390	168.56	03/02/2031				
	—	35,010	165.47	03/03/2030				
	4,715	4,715	189.00	09/02/2029				
	8,200	8,200	167.61	03/05/2029				
	11,570	—	223.93	03/06/2028				
	13,140	—	191.71	02/28/2027				
	19,320	—	135.85	03/01/2026				
	12,860	—	136.78	03/03/2025				

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable[a]	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock or Units That Have Not Vested[b]	Market Value of Shares of Stock or Units That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[c]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Mr. Roualet					10,965	2,285,874	28,665	5,975,789
	—	33,380	168.56	03/02/2031				
	—	37,090	165.47	03/03/2030				
	14,970	14,970	167.61	03/05/2029				
	42,880	—	223.93	03/06/2028				
	48,650	—	191.71	02/28/2027				
	73,330	—	135.85	03/01/2026				
	47,200	—	136.78	03/03/2025				

(a) The dates on which unexercised options that were unexercisable as of December 31, 2021, subsequently became or will become exercisable is as follows:

Name	Number of Options	Exercise Price ($)	Dates Exercisable	Number of Shares That Become or Subsequently Became Exercisable
Ms. Novakovic	151,150	168.56	March 3, 2023	75,575
			March 3, 2024	75,575
	166,660	165.47	March 4, 2022	83,330
			March 4, 2023	83,330
	64,545	167.61	March 6, 2022	64,545
Mr. Aiken	44,830	168.56	March 3, 2023	22,415
			March 3, 2024	22,415
	48,310	165.47	March 4, 2022	24,155
			March 4, 2023	24,155
	15,345	167.61	March 6, 2022	15,345
Mr. Burns	36,480	168.56	March 3, 2023	18,240
			March 3, 2024	18,240
	36,230	165.47	March 4, 2022	18,115
			March 4, 2023	18,115
	21,930	167.61	March 6, 2022	21,930
Mr. Smith	34,390	168.56	March 3, 2023	17,195
			March 3, 2024	17,195
	35,010	165.47	March 4, 2022	17,505
			March 4, 2023	17,505
	4,715	189.00	September 3, 2022	4,715
	8,200	167.61	March 6, 2022	8,200
Mr. Roualet	33,380	168.56	March 3, 2023	16,690
			March 3, 2024	16,690
	37,090	165.47	March 4, 2022	18,545
			March 4, 2023	18,545
	14,970	167.61	March 6, 2022	14,970

(b) Shares release to participants on the first day on which the New York Stock Exchange is open for business after the third anniversary of the day of grant. The dates on which restricted shares or units that had not vested as of December 31, 2021, subsequently were or will be released is as follows:

Name	Number of Restricted Shares or Units	Dates of Release	Number of Shares or Units Released or to be Released	Market Value of Shares or Units Released ($)
Ms. Novakovic	48,785	March 7, 2022	14,900	3,728,576
		March 6, 2023	16,680	
		March 4, 2024	17,205	
Mr. Aiken	13,480	March 7, 2022	3,545	887,101
		March 6, 2023	4,835	
		March 4, 2024	5,100	
Mr. Burns	11,575	March 7, 2022	3,795	949,661
		March 6, 2023	3,625	
		March 4, 2024	4,155	
Mr. Smith	10,003	March 7, 2022	1,523	381,116
		September 4, 2022	1,060	
		March 6, 2023	3,505	
		March 4, 2024	3,915	
Mr. Roualet	10,965	March 7, 2022	3,460	865,830
		March 6, 2023	3,710	
		March 4, 2024	3,795	

(c) Represents PSUs that released in the first quarter of 2022 or, subject to satisfaction of the performance condition and Compensation Committee determination, may release during the first quarter of 2023 or 2024. The number of PSUs released or that may release are as follows:

Name	Number of PSUs Released March 1, 2022	Number of PSUs That May Release in First Quarter 2023	Number of PSUs That May Release in First Quarter 2024
Ms. Novakovic	39,962	43,742	43,793
Mr. Aiken	9,504	12,677	12,987
Mr. Burns	4,071	9,509	10,569
Mr. Smith	4,328	9,194	9,968
Mr. Roualet	9,273	9,729	9,663

Company-Sponsored Retirement Plans

General Dynamics offers retirement programs through a combination of qualified and nonqualified Employee Retirement Income Security Act of 1974 plans. The NEOs participate in each of the retirement programs indicated next to their names in the table below.

The table shows the actuarial present value as of December 31, 2021, of the pension benefits earned for each NEO over the course of the officer's career. A description of the material terms and conditions of each of these plans and agreements follows the table. Pension benefits have been frozen for each NEO for the plans listed below.

PENSION BENEFITS FOR FISCAL YEAR 2021

Name	Plan Name	Number of Years Credited Service[a]	Present Value of Accumulated Benefit ($)[b]	Payments During Last Fiscal Year
Ms. Novakovic	Salaried Retirement Plan	13	518,575	None
	Supplemental Retirement Plan	13	2,628,495	
Mr. Aiken	Salaried Retirement Plan	11	307,748	None
	Supplemental Retirement Plan	11	321,092	
Mr. Burns	Gulfstream Aerospace Corporation Pension Plan	35	1,638,877	None
Mr. Smith	Salaried Retirement Plan	26	895,898	None
	Supplemental Retirement Plan	26	668,144	
Mr. Roualet	Salaried Retirement Plan	29	1,245,163	None
	Supplemental Retirement Plan	29	2,068,432	

(a) Each NEO's total service and credited service is as set forth below:

Name	Total Service (Years)	Credited Service (Years)
Ms. Novakovic	21	13
Mr. Aiken	20	11
Mr. Burns	38	35
Mr. Smith	32	26
Mr. Roualet	40	29

(b) The Present Value of Accumulated Benefit under each plan has been calculated as of December 31, 2021, using the company's ASC Topic 715, *Compensation — Retirement Benefits*, assumptions as of year-end 2021. For a discussion of these assumptions, see Note S to our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 9, 2022.

Salaried Retirement Plan

The General Dynamics Salaried Retirement Plan (the Salaried Plan) is a tax-qualified defined-benefit pension plan that provides benefits as a life annuity to retired participants. A participant's benefit under the Salaried Plan increases with each year of service. Participants who leave before they are eligible for early retirement are paid a substantially reduced amount. Ms. Novakovic and Messrs. Aiken, Roualet and Smith participate in the Salaried Plan.

Earnings used to calculate pension benefits (pensionable earnings) include only a participant's base salary and annual incentive and exclude all other items of income, including equity awards. Under the Internal Revenue Code, the Salaried Plan does not take into account any earnings over a predetermined compensation limit, which was $290,000 for 2021, and does not pay annual benefits beyond a predetermined benefit limit, which was $230,000 for 2021.

Benefits under the Salaried Plan were frozen as of December 31, 2013, for employees at our corporate headquarters, including the participating NEOs (other than Mr. Smith). Mr. Smith's benefits under the Salaried Plan were frozen as of March 31, 2017. The Salaried Plan pays a monthly benefit equal to the product of (1) the benefit percentage times (2) the final average monthly pay times (3) the years of credited service. For credited service earned prior to January 1, 2007, the benefit percentage equals 1.333%. For credited service earned on or after January 1, 2007, the benefit percentage equals 1.0%. Final average monthly pay is equal to the average of the participant's highest 60 consecutive months of pensionable earnings out of the participant's last 120 months of employment. For credited service earned prior to January 1, 2007, the final average monthly pay used in the benefit calculation froze as of December 31, 2010. The normal retirement age under the Salaried Plan is age 65. The Salaried Plan benefit is calculated as a single-life monthly annuity beginning at age 65 and has multiple actuarially equivalent payment forms from which participants can choose to take their benefit. A cash lump sum is only available if a participant's accrued benefit is less than $5,000. None of the eligible NEOs had reached the normal retirement age as of December 31, 2021.

A participant with at least 10 years of service qualifies for early retirement at age 55. Ms. Novakovic and Mr. Roualet have qualified for early retirement. A participant who is eligible for early retirement is entitled to receive the following:

(1) for benefits based on credited service earned prior to January 1, 2007, if a participant retires between age 55 and 62, his or her age 65 benefit is reduced by 2.5% for each full year that he or she retires prior to age 62. If the participant retires between age 62 and 65, he or she will receive 100% of his or her age 65 benefit.

(2) for benefits based on credited service earned on or after January 1, 2007, a participant who is eligible for early retirement and subsequently retires between age 55 and 65 will have his or her age 65 benefit reduced by 4.8% for each full year that he or she retires prior to age 65.

Supplemental Retirement Plan

The General Dynamics Corporation Supplemental Retirement Plan (the Supplemental Retirement Plan) is a nonqualified defined-benefit plan that provides retirement benefits to eligible employees whose salaries exceed the Internal Revenue Code compensation limit or whose annual benefits would exceed the Internal Revenue Code benefit limit. Ms. Novakovic and Messrs. Aiken, Roualet and Smith participate in the Supplemental Retirement Plan.

Benefits under the Supplemental Retirement Plan were frozen as of December 31, 2013, for employees at our corporate headquarters, including the NEOs (other than Mr. Smith) who participate in the plan. Mr. Smith's benefits under the plan were frozen as of March 31, 2017. The Supplemental Retirement Plan provides benefits equal to the difference between (1) the amount that would have been provided under the Salaried Retirement Plan if the annual compensation limit and annual benefit limit did not apply, and (2) the benefit actually paid under the Salaried Retirement Plan. A participant's pensionable earnings and forms of payment are the same under the Supplemental Retirement Plan as the Salaried Retirement Plan.

Gulfstream Aerospace Corporation Pension Plan

The Gulfstream Aerospace Corporation Pension Plan (the GAC Plan) is a tax-qualified defined-benefit pension plan that provides benefits as a life annuity to retired participants. A participant's benefit under the GAC Plan increases with each year of service. Participants who leave before they are eligible for early retirement are paid a substantially reduced amount. Mr. Burns participates in the GAC Plan.

Earnings used to calculate pension benefits (pensionable earnings) include only a participant's base salary and cash bonus and exclude all other items of income, including equity awards. Under the Internal Revenue Code, the GAC Plan does not take into account any earnings over a predetermined compensation limit and does not pay annual benefits beyond a predetermined benefit limit.

Benefits under the GAC Plan were frozen as of December 31, 2018, for Mr. Burns. For service prior to January 1, 2004, Mr. Burns has a frozen pension accrued benefit under the GAC Plan that totals approximately $3,400 payable monthly as a single-life annuity. Upon his retirement, this amount will increase with cost-of-living adjustments up to a maximum of 3% annually. Effective January 1, 2004, the GAC Plan was amended to provide benefits for each month of credited service earned after December 31, 2003, based on 1.125% of the final average monthly pay at or below the monthly integration level plus 1.25% of the excess above the integration level. The portion of Mr. Burns' benefit earned after December 31, 2003, is payable monthly as a life annuity and is not subject to cost-of-living adjustments. The normal retirement age under the GAC Plan is age 65. The GAC Plan benefit is calculated as a single-life monthly annuity beginning at age 65 and has multiple actuarially equivalent payment forms from which participants can choose to take their benefit. A cash lump sum is only available if a participant's present value of accrued benefit is less than $5,000. Mr. Burns did not reach the normal retirement age as of December 31, 2021.

A participant with at least 20 years of service at age 50 or with at least 5 years of service at age 60 qualifies for early retirement. Mr. Burns is qualified for early retirement. A participant who is eligible for early retirement is entitled to receive the following:

(1) If a participant retires between age 50 and 60, his or her age 65 benefit is reduced by a factor based on a table described in the GAC Plan document for each full year that he or she retires prior to age 60.

(2) If the participant retires between age 60 and 65, he or she will receive 100% of his or her age 60 benefit.

Nonqualified Defined-Contribution Deferred Compensation

As part of our overall retirement program, the NEOs and other key employees are eligible to participate in a nonqualified defined-contribution deferred compensation plan. The following table illustrates the amounts due to each executive as of December 31, 2021. In addition, the table shows contributions made by both the NEOs and General Dynamics in 2021 along with the earnings on each executive's total account.

NON-QUALIFIED DEFERRED COMPENSATION FOR FISCAL YEAR 2021

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)[a]	Aggregate Earnings in Last Fiscal Year ($)[b]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)[c]
Ms. Novakovic	158,500	31,700	267,816	—	2,810,427
Mr. Aiken	18,000	18,000	55,516	—	441,411
Mr. Burns	69,144	13,829	111,679	—	692,066
Mr. Smith	16,000	16,000	31,044	—	179,821
Mr. Roualet	83,500	16,700	496,765	—	1,707,774

(a) The registrant contributions of $31,700, $18,000, $13,829, $16,000 and $16,700 for Ms. Novakovic and Messrs. Aiken, Burns, Smith and Roualet, respectively, are included in the All Other Compensation column of the Summary Compensation Table.

(b) No amounts shown in the Aggregate Earnings in Last Fiscal Year column are reported as compensation in the Summary Compensation Table.

(c) Certain amounts in the Aggregate Balance at Last Fiscal Year End column were previously reported in the Summary Compensation Table in the Salary column (in the case of executive contributions) or in the All Other Compensation column (in the case of registrant contributions) for the NEOs. The amounts previously reported as executive and registrant contributions were as follows:

Name	Amount Previously Reported	
	Executive Contributions ($)	Registrant Contributions ($)
Ms. Novakovic	1,281,500	290,750
Mr. Aiken	96,800	96,800
Mr. Burns	131,000	26,200
Mr. Smith	14,000	14,000
Mr. Roualet	479,000	99,300

General Dynamics Corporation Supplemental Savings Plan

The Supplemental Savings Plan is a nonqualified defined-contribution plan that provides key employees, including the NEOs, the opportunity to defer a portion of their salary without regard to the limitations imposed by the Internal Revenue Code on the 401(k) Plan and receive employer matching contributions on a portion of the contributions.

Effective January 1, 2014, for those who elect to participate in the Supplemental Savings Plan, a participant may contribute between 1% and 10% of the participant's base salary to the plan. The company will match the participant's contributions for the first 2% of the participant's base salary on a dollar-for-dollar basis. Investment performance mirrors the performance of the funds that are available to participants under the 401(k) Plan.

Supplemental Savings Plan participants, including the NEOs, do not receive any earnings on their Supplemental Savings Plan accounts that are not otherwise paid to all other 401(k) Plan participants with a balance in the same investment fund. Participants receive lump-sum payments six months after their separation from service for balances (including earnings) accumulated on or after January 1, 2005. For balances accumulated prior to January 1, 2005, payment is made as soon as possible after termination, and participants will receive a lump-sum payment unless they have previously elected to receive a deferred lump-sum payment or annual installment payments.

Potential Payments Upon Termination or Change in Control

The following are estimated payments and benefits that would be provided to the NEOs in the event of termination of the executive's employment assuming a termination date of December 31, 2021.

We have calculated these amounts for different termination scenarios based on our existing benefit plans and the General Dynamics Corporation equity compensation plan currently in effect (the Equity Compensation Plan). The actual amounts of the payments and costs of the benefits, however, can only be determined at the time of an executive's separation from General Dynamics and, depending on the payment or benefit, may extend over several years.

For each termination and change in control scenario discussed below, the NEO would also be entitled to:

(1) the pension benefits described in the Pension Benefits for Fiscal Year 2021 table, for those NEOs who are eligible to receive benefits; and

(2) the amounts listed in the Nonqualified Deferred Compensation for Fiscal Year 2021 table.

The estimated totals presented in the table on the next page do not include these pension benefit and nonqualified deferred compensation amounts, nor do the totals include items that are provided to all employees, such as payment of accrued vacation.

Change in Control Agreements — Double-Trigger

For a change in control situation, we have change in control agreements (also referred to as severance protection agreements) with key employees, including each of the NEOs. We have estimated the payments and benefits the NEOs could receive under our existing benefit plans, change in control agreements and the equity compensation plans. Our calculations assume the executive was terminated on December 31, 2021, and that this date was within 24 months following a change in control, thereby satisfying the "double-trigger" requirement under the change in control agreements. The actual amounts of the payments and costs of the benefits, however, can only be determined at the time of an executive's separation from General Dynamics, and depending on the payment or benefit, may extend over several years. As discussed under Compensation Discussion and Analysis — Other Considerations — Potential Severance and Change in Control Benefits the change in control agreements contain a "double-trigger" mechanism that is triggered only under certain circumstances. Our severance protection agreements do not provide for excise tax gross-ups. Rather, the agreements provide that, in the event change in control benefits would trigger an excise tax under Section 280G and Section 4999, then the value of the benefits will be either (1) delivered in full or (2) subject to a cutback, whichever provides the executive officer the greatest benefit on an after-tax basis (with the excise tax being the responsibility of the executive to pay).

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Scenario and Payment Type	Ms. Novakovic ($)	Mr. Aiken ($)	Mr. Burns ($)	Mr. Smith ($)	Mr. Roualet ($)
Termination For Cause or Voluntary Resignation					
Retiree Life Insurance Benefit[a]	586,719	—	—	—	322,611
Retiree Medical and Dental Benefit[b]	5,294	—	42,056	—	32,472
Stock Options	—	—	—	—	—
Restricted Stock	—	—	—	—	—
PSUs	—	—	—	—	—
Total	592,013	—	42,056	—	355,083
Death[c]					
Life Insurance Benefit	3,400,000	1,800,000	1,600,000	1,600,000	1,670,000
Stock Options[d]	15,836,085	4,493,492	3,909,867	3,304,788	3,538,740
Restricted Stock[d]	10,170,209	2,810,176	2,413,040	2,085,325	2,285,874
PSUs[d][e]	17,453,108	4,645,268	2,904,265	2,872,508	3,956,691
Total	46,859,402	13,748,936	10,827,172	9,862,621	11,451,305
Retirement, Termination without Cause or Disability[c]					
Retiree Life Insurance Benefit[a]	586,719	—	—	—	322,611
Retiree Medical and Dental Benefit[b]	5,294	—	42,056	—	32,472
Stock Options[f][h]	8,351,105	2,310,572	2,139,978	1,640,602	1,877,467
Restricted Stock[g][h]	9,516,692	2,616,580	2,255,559	1,936,841	2,141,615
PSUs[e][h]	17,453,108	4,645,268	2,904,265	2,872,508	3,956,691
Total	35,912,918	9,572,420	7,341,858	6,449,951	8,330,856
Change in Control, with Qualifying Termination					
Annual Incentive[i]	3,693,667	1,110,667	886,667	853,000	1,050,000
Severance[j]	16,127,064	6,011,894	3,373,334	4,942,470	5,636,150
Life, medical, dental and long-term disability benefits[k]	81,802	75,309	53,267	79,833	101,102
Retiree life, medical and dental benefits[l]	550,034	—	20,230	356,447	283,788
Outplacement services[m]	10,000	10,000	10,000	10,000	10,000
Financial counseling and tax planning services[n]	30,000	30,000	20,000	30,000	30,000
Supplemental retirement benefit[o]	139,910	97,765	58,597	89,164	94,898
Stock Options[p]	15,836,085	4,493,492	3,909,867	3,304,788	3,538,740
Restricted Stock[p]	10,170,209	2,810,176	2,413,040	2,085,325	2,285,874
PSUs[p]	26,578,883	7,331,056	5,033,717	4,896,752	5,975,584
Total	73,217,654	21,970,359	15,778,719	16,647,779	19,006,136

(a) Assumes the executive elects the maximum of two-times-pay coverage at retirement. The estimated cost is calculated using the assumptions made for financial reporting purposes for valuing post-retirement life insurance at December 31, 2021. The life insurance benefit is further described under Compensation Discussion and Analysis — Other Retiree Benefits.

(b) The estimated cost for this coverage is based on the difference between the COBRA rate that the executive would pay and the higher expense we must recognize for financial reporting purposes. We provide retiree medical and dental coverage only until an executive reaches age 65. Messrs. Aiken and Smith are not eligible for retiree medical and dental coverage at December 31, 2021.

(c) In situations where an executive has completed a full calendar year of service to the company, for certain termination scenarios not involving a change in control, the executive may remain eligible for an annual incentive for performance during the year, though whether an annual incentive is paid in the future, and the amount, if any, would be subject to Compensation Committee approval. No future annual incentive payment is guaranteed, and the amount of any annual incentive would be determined as described in the Compensation Discussion and Analysis section. The NEO may also be eligible for $2 million of proceeds under accidental death and dismemberment insurance, depending upon the circumstances.

(d) Under the terms of the Equity Compensation Plan, unvested stock options held by the executive would be treated as if the executive remained employed with General Dynamics throughout the option term. The options would be exercisable by the executive's estate in accordance with the terms of the original option grant. PSUs granted would be evaluated for achievement relative to goals and if earned, a pro rata amount (determined as set forth in the respective award agreements) will vest and be released within two and one-half months following the original vesting date. The unvested stock options vest immediately, and the restricted stock held by the executive would be transferred to the estate and released at the time of death. The value of the unvested options reflected in the table represents the difference between the closing share price of $208.47 on December 31, 2021, and the option grant price, multiplied by the number of retained unvested options. The value of the restricted stock represents the number of restricted shares held on December 31, 2021, multiplied by the closing share price of $208.47 on December 31, 2021.

(e) The value of the prorated PSUs represents the number of earned units as of December 31, 2021, multiplied by the closing share price of $208.47 on December 31, 2021.

(f)   The present value of the unvested options reflected in the table represents the difference between the closing share price of $208.47 on December 31, 2021, and the option grant price, multiplied by the number of retained unvested options, and applying a discount factor to account for the option exercise dates.

(g)   The present value of the restricted stock represents the number of restricted shares held on December 31, 2021, multiplied by the closing share price of $208.47 on December 31, 2021, and applying a discount rate factor to account for the restriction periods.

(h)   Under the terms of the Equity Compensation Plan, most participants qualify for retirement treatment after reaching age 55 with at least five years of continuous service with the company. For participants who are elected officers of the company and who have reached age 55, the plan provides for retirement treatment with the consent of the company's chief executive officer or, in the case of the chief executive officer, the Compensation Committee. For purposes of this Proxy Statement, we assume that any required consents for retirement treatment have been obtained. Since Ms. Novakovic and Messrs. Burns and Roualet are eligible to retire, they would forfeit a portion of their unvested stock option awards based on days of service during the three-year period as of the grant date. The retained options would be exercisable in accordance with the terms of the original grant. The restricted stock award would be released at the end of the original restriction period. The PSUs would be prorated (as set forth in the respective award agreements) and will be released within two and one-half months following their respective scheduled vesting date, if earned based on the applicable performance goals. Because Messrs. Aiken and Smith were not eligible to retire at December 31, 2021, the equity values in these scenarios would apply only in the case of disability.

(i)   Any annual incentive amount paid in a change in control situation would be determined in accordance with the terms of the applicable change in control agreement. Since we assume that a change in control and triggering event had occurred on December 31, 2021, the change in control scenarios identify the March 2021 annual incentive amounts (or the average of the 2019, 2020 and 2021 annual incentive amounts, if higher).

(j)   Calculated in accordance with the applicable change in control agreement. For the NEOs other than Mr. Burns, this amount equals 2.99 times their annual salary and annual incentive. For Mr. Burns, the multiple is 2.00 times.

(k)   Represents an additional 36 months of life, medical, dental and long-term disability benefits for the NEOs other than Mr. Burns. These costs reflect an amount equal to 3.00 times the 2021 annual employer premiums for these benefits. For Mr. Burns, the amount represents an additional 24 months and the costs reflect an amount equal to 2.00 times the 2021 annual employer premiums for these benefits.

(l)   The costs of retiree benefits for Ms. Novakovic and Messrs. Burns and Roualet are reduced in this scenario because the 36 months (24 months for Mr. Burns) of continued active coverage described in Note (k) defers the commencement date of this coverage. Mr. Burns is not eligible for retiree life; therefore, the amount represents medical and dental benefits only.

(m)   Represents the estimated outplacement services costs, obtained from an outplacement vendor, for 12 months for a senior executive.

(n)   Represents financial counseling and tax planning services for 36 months (for NEOs other than Mr. Burns) or 24 months (for Mr. Burns) following the termination date, at a total cost not to exceed $10,000 per year for each NEO.

(o)   Represents a supplemental retirement benefit payable in cash equal to an additional 36 months (24 months for Mr. Burns) of company contributions to each defined-contribution plan in which the executive participates.

(p)   Our Equity Compensation Plan and the applicable award agreements contain a "double trigger" mechanism for all participants, including the NEOs. This mechanism provides that if, within two years following a change in control, a participant's employment is terminated by the company for any reason other than for Cause (as defined in the plan) or by the executive for Good Reason (as defined in the plan), then all outstanding awards that have not vested will immediately vest and become exercisable and all restrictions on awards will immediately lapse.

Pay Ratio Results

The chief executive officer pay ratio figures below are a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Exchange Act.

After using the same median employee for the last three years, per SEC rules, we have re-identified the median employee for 2021 using the same methodology we employed in 2018:

- We determined that as of October 1, 2021 (our "Determination Date")[1], our total number of U.S. employees was approximately 89,775 and our total number of non-U.S. employees was approximately 14,621. We excluded from this non-U.S. employee population a total of 5,163 employees from: Mexico (2,919), Spain (841), United Arab Emirates (308), Singapore (254), Saudi Arabia (217), Turkey (112), Italy (105), Colombia (47), Oman (46), Brazil (40), Netherlands (40), Argentina (39), France (36), Philippines (28), French Polynesia (26), Israel (19), New Zealand (19), Ecuador (18), Peru (13), Jamaica (11), New Caledonia (6), Malaysia (5), Chile (4), Bosnia and Herzegovina (3), Czech Republic (2), Ethiopia (1), Indonesia (1), Portugal (1), South Africa (1), and Trinidad and Tobago (1), as the total number of employees from these non-U.S. jurisdictions was less than 5 percent of our total employee population.

- To determine our median employee pay, we chose base salary as our consistently applied compensation measure. We then calculated an annual base salary for each employee, annualizing pay for those employees who commenced work during 2021 and any employees who were on leave for a portion of 2021. For hourly employees, we used a reasonable estimate of hours actually worked to determine annual base pay. We used a clustered sampling methodology to identify the median employee within this employee population.

Total 2021 annual compensation for the median employee was valued at $92,585 and total annual compensation for the chief executive officer was valued at $23,553,861, resulting in a ratio of median employee total annual compensation to chief executive officer total annual compensation of 1:254. Total annual compensation for the median employee and the chief executive officer is calculated according to the disclosure requirements of the Summary Compensation Table and includes base salary, annual incentive, equity awards, change in pension values and other compensation such as perquisites and company-paid healthcare benefits.

(1) Our Determination Date for 2018 was December 3, 2018.

Compensation Committee Report

The following Compensation Committee Report shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement or any portion hereof into any filing under the Securities Act or the Exchange Act and shall not otherwise be deemed filed under such acts.

The Compensation Committee of the Board of Directors has furnished the following report.

The following five directors serve on the Compensation Committee: Laura J. Schumacher (Chair), James S. Crown, Rudy F. deLeon, C. Howard Nye and Robert K. Steel.

None of these directors is an officer or employee of General Dynamics. They all meet the independence requirements of the New York Stock Exchange.

The Compensation Committee is governed by a written charter approved by the Board. In accordance with that charter, the Compensation Committee is responsible for evaluating the performance of the chief executive officer and other General Dynamics officers as well as reviewing and approving their compensation. The Committee also establishes and monitors company-wide compensation programs and policies. The Committee's processes and procedures for the consideration and determination of executive compensation are explained in greater detail in the Compensation Discussion and Analysis section of this Proxy Statement.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis. Based on this review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement in accordance with Item 407(e) of Regulation S-K.

This report is submitted by the Compensation Committee.

Laura J. Schumacher (Chair)	**C. Howard Nye**
James S. Crown	**Robert K. Steel**
Rudy F. deLeon	

March 1, 2022

SECURITY OWNERSHIP

Security Ownership of Management

The following table provides information as of March 9, 2022, on the beneficial ownership of Common Stock by (1) each of our directors and nominees for director, (2) each of the NEOs and (3) all of our directors and executive officers as a group. The following table also shows Common Stock held by these individuals through company-sponsored benefits programs. Except as otherwise noted, the persons listed below have the sole voting and investment power for all shares held by them, except for such power that may be shared with a spouse.

Name of Beneficial Owner	Common Stock Beneficially Owned[a]			Common Stock Equivalents Beneficially Owned[b]	Total Common Stock and Equivalents
	Shares Owned	Options Exercisable within 60 Days	Percentage of Class (%)		
Directors and Nominees					
James S. Crown[c]	19,200	14,245	*	3,288	36,733
Rudy F. deLeon	4,696	14,245	*	—	18,941
Cecil D. Haney	1,868	4,195	*	—	6,063
Mark M. Malcolm	7,849	12,885	*	—	20,734
James N. Mattis	1,490	2,095	*	—	3,585
Phebe N. Novakovic	816,588	930,760	*	—	1,747,348
C. Howard Nye	3,777	5,645	*	—	9,422
Catherine B. Reynolds	4,990	7,655	*	—	12,645
Laura J. Schumacher	8,398	14,245	*	—	22,643
Robert K. Steel	1,256	—	*	—	1,256
John G. Stratton	5,420	1,605	*	—	7,025
Peter A. Wall	3,196	9,775	*	—	12,971
Other NEOs					
Jason W. Aiken	107,739	231,285	*	—	339,024
Mark L. Burns	55,622	167,055	*	—	222,677
Mark C. Roualet	152,274	236,945	*	—	389,219
Robert E. Smith	45,306	82,650	*	—	127,956
Directors and Executive Officers as a Group					
(24 individuals)	1,669,691	2,475,885	1.5	3,288	4,148,864

* Less than 1%.

(a) Includes shares in the 401(k) Plan held by the executive officers and shares of Common Stock subject to resale restrictions, for which restrictions have not expired.

(b) Reflects phantom stock units that were received on December 1, 1999, upon termination of benefits under the former retirement plan for directors and additional phantom stock units resulting from the reinvestment of dividend equivalents on the phantom stock units.

(c) This information is based solely on information provided by Mr. Crown. In addition to the shares reported in this table, Mr. Crown has a direct or indirect pecuniary interest in 15,528,880 shares. Mr. Crown disclaims beneficial ownership over these shares, including the ability to exercise voting or investment power through the entities that own them, except to the extent of his pecuniary interest therein. Mr. Crown's interest in shares held by these entities has not changed since our 2021 proxy statement, which reported them in the Security Ownership of Management table with a footnote stating that Mr. Crown disclaimed beneficial ownership of such shares except to the extent of his beneficial interest in entities that own them.

Security Ownership of Certain Beneficial Owners

Except as otherwise noted, the following table provides information as of March 9, 2022, with respect to the number of shares of Common Stock owned by each person known by General Dynamics to be the beneficial owner of more than 5% of our Common Stock.

Name of Beneficial Owner	Common Stock Beneficially Owned	
	Shares Owned	Percentage of Class (%)
Longview Asset Management, LLC,[a] 222 North LaSalle Street, Chicago, Illinois 60601	30,042,059	10.8
The Vanguard Group,[b] 100 Vanguard Blvd., Malvern, Pennsylvania 19355	20,185,636	7.3
Newport Trust Company,[c] 815 Connecticut Ave., NW, Suite 510, Washington, DC 20006	17,055,734	6.1
Wellington Management Group LLP,[d] c/o Wellington Management Company LLP, 280 Congress Street, Boston, Massachusetts 02210	16,459,527	5.9

(a) This information is based solely on information provided by Longview Asset Management, LLC (Longview). Longview manages investment portfolios for clients who own Common Stock, which include accounts of clients related to Mr. Crown. Pursuant to its investment advisory agreements, Longview has voting and dispositive power over the Common Stock held in its clients' accounts and is deemed to beneficially own 30,042,059 shares of Common Stock, including the 15,528,880 shares referenced in note (c) to the Security Ownership of Management table for which Mr. Crown disclaims beneficial ownership. Clients of Longview disclaim that they are a group for purposes of Section 13(d) of the Exchange Act, and disclaim that any one of them is the beneficial owner of shares owned by any other person or entity.

(b) Share information for the Vanguard Group is as of December 31, 2021, and is based solely on information contained in a Schedule 13G filed by The Vanguard Group with the SEC on February 9, 2022.

(c) Newport Trust Company (Newport) is the independent fiduciary and investment manager for the assets of the General Dynamics Stock Fund under the General Dynamics Corporation 401(k) Plan Master Trust. Newport has shared voting power over the shares held in the General Dynamics Stock Fund. Share information for Newport is based solely on information provided on behalf of Newport.

(d) Share information for Wellington Management Group LLP is as of December 31, 2021, and is based solely on information contained in a Schedule 13G filed by Wellington Management Group LLP with the SEC on February 4, 2022.

Equity Compensation Plan Information

The following table provides information as of December 31, 2021, regarding Common Stock that may be issued under our equity compensation plans.

Plan Category	(A) Number of Securities to be Issued Upon the Exercise of Outstanding Options, Warrants and Rights	(B) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity compensation plans approved by shareholders	13,218,942[a]	$170.83[b]	20,039,567
Equity compensation plans not approved by shareholders	—	—	—
Total	13,218,942	$170.83	20,039,567

(a) Includes 11,930,414 stock options, 62,689 shares issuable upon vesting of restricted stock units (including dividend equivalents thereon) (RSUs), and 1,225,839 shares issuable upon vesting of PSUs (assuming achievement at the maximum payout and including dividend equivalents thereon).

(b) RSUs and PSUs do not have an exercise price and, therefore, are not taken into consideration in calculating the weighted average exercise price.

SHAREHOLDER PROPOSAL — INDEPENDENT BOARD CHAIRMAN

PROPOSAL 4

Shareholder Proposal — Independent Board Chairman

We have been advised by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, California 90278, owner of at least 50 shares of Common Stock, that he intends to present the following shareholder proposal at the Annual Meeting. We are not responsible for the accuracy or content of the proposal and supporting statement, presented below, as received from the proponent. Our reasons for opposing the proposal are also presented below.

Proposal and Supporting Statement

Proposal 4 — Independent Board Chairman



The shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO as follows:

Selection of the Chairman of the Board The Board requires the separation of the offices of the Chairman of the Board and the Chief Executive Officer.

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board has the discretion to select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board is seeking an Independent Chairman of the Board.

The Chairman shall not be a former CEO of the company.

This policy could be phased in when there is a contract renewal for our current CEO or for the next CEO transition.

This proposal topic won 52% support at Boeing and 54% support at Baxter International in 2020. Boeing then adopted this proposal topic in June 2020. The roles of Chairman and CEO are fundamentally different and should be held by 2 directors, a CEO and a Chairman who is completely independent of the CEO and our company.

General Dynamics is Exhibit A in why the Lead Director role is an empty suit compared to an independent Board Chairman.

Our Lead Director, Mr. James Crown violates the most important attribute of a Lead Director – independence. As director tenure goes up director independence goes down. Mr. Crown has 35-years director tenure and 12-years Lead Director tenure. Mr. Crown's long tenure makes him a prime candidate to retire. It is time for a change given that our stock was at $222 in early 2018.

Mr. James Crown, and Ms. Phebe Novakovic, GD Chair and CEO, were the 2 directors who received the most negative votes at our 2021 annual meeting.

With the current CEO serving as Chair this means giving up a substantial check and balance safeguard that can only occur with an independent Board Chairman.

A lead director is no substitute for an independent board chairman. A lead director cannot call a special shareholder meeting and cannot even call a special meeting of the board. A lead director can delegate most of his lead director duties to the CEO office and then simply rubber-stamp it. There is no way shareholders can be sure of what goes on. A lead director with long tenure can be completely predictable to the eyes of our CEO.

The lack of an independent Board Chairman is an unfortunate way to discourage new outside ideas and an unfortunate way to encourage the CEO to pursue pet projects that would not stand up to effective oversight.

Please vote yes:

Independent Board Chairman— Proposal 4

Statement by Your Board of Directors Against the Shareholder Proposal

Your Board of Directors unanimously recommends a vote AGAINST this proposal. The Board believes that our shareholders' interests are best served when we retain the ability to select the appropriate person to serve in the chairman's role and that our current leadership structure is effective in its independent oversight of General Dynamics.

As an initial matter, we note that the corporate governance concerns raised by the proponent are unfounded and do not accurately reflect the company's leadership and governance practices.

- First, the proponent asserts that our independent Lead Director "lacks independence" because of his substantial tenure on the Board. Mr. Crown is independent under all applicable independence standards and has continuously received very strong support from shareholders in his annual election to the Board, including 96.7% support at the 2021 annual meeting. Mr. Crown's tenure and experience enable him to bring valuable and independent views to the boardroom, where he provides thoughtful leadership for both fellow directors and senior management. Indeed, as Mr. Crown represents our largest shareholder, his interests are extremely well-aligned with the interests of other shareholders. Relatedly, the proponent asserts that Mr. Crown is a "prime candidate to retire." Our Corporate Governance Guidelines set forth the standard for director retirement, with which the Board has a demonstrated record of compliance. Furthermore, the Board takes seriously its commitment to Board refreshment and maintains a balance of newer and longer-serving directors. The Board's average tenure is 7.5 years, with seven directors who have served on the Board fewer than six years, and four directors serving between six and 12 years.

- Second, the proponent asserts that the Company's Lead Director position lacks authority, referring to the position as an "empty suit" and a "rubber-stamp." As detailed below, our Lead Director has substantial authority and responsibilities including, among other duties, the ability to call meetings of the Company's non-management directors, who currently comprise eleven of the twelve members of the Board, and to agree to meeting agendas.

- Finally, the proponent incorrectly asserts that our Lead Director can delegate his duties to our CEO. This assertion is patently false. The duties of the Lead Director are explicit in our Corporate Governance Guidelines, which are posted on the Company's website as required by the rules of the NYSE. These guidelines make no provision for the Lead Director to delegate his duties.

Our Robust Lead Director Role Provides Meaningful Independent Leadership and Oversight at the Board Level.

Among the several shareholder protections in the company's corporate governance structure is a robust and clearly defined independent Lead Director role. Elected annually, the Lead Director's authority and responsibilities include the following:

- Works with the chairman to develop and agree to meeting schedules and agendas, and to agree to the nature of the information that will be provided to directors in advance of meetings;

- Acts as chair at board meetings when the chairman is not present, including meetings of the non-management directors;

- Has the authority to call meetings of the non-management directors;

- Coordinates activities of the non-management directors and serves as a liaison between the chairman and the non-management directors; and

- Is available for consultation and communication with significant shareholders, when appropriate.

Our current independent Lead Director, James Crown, performs each of the substantive responsibilities outlined above as well as the following additional duties:

- Meets regularly with our chief executive officer to delve deeply into matters of interest to the Board, to provide feedback on past Board meetings and to seek specific information for future Board meetings;

- Consults regularly with Board members, particularly the non-management directors, to ensure strong communication among each Board member; and

- Leads, as chairman of the Nominating and Corporate Governance Committee, the Board's annual self-evaluation process.

Our Current Approach Allows the Board to Select the Most Appropriate Leadership Structure and Leaders for General Dynamics.

The current policy on election of the Board's chairman, consistent with the company's Bylaws, is simple—the Board elects the best person to lead the Board in its mission to represent the interests of shareholders.

- While our current chairman is also the chief executive officer, that arrangement is simply a reflection of the Board's view that Phebe Novakovic is the right person for those roles currently, and that the company and its shareholders would not be well served by splitting the roles at this time.
- The Board believes that, under present circumstances, Ms. Novakovic's deep understanding of the company's business, day-to-day operations, growth opportunities, challenges and risk management practices gained through several leadership positions, including nine years as chief executive officer, enable her to provide strong and effective leadership to the Board and to ensure the Board is informed of important issues facing the company. The Board also believes that having a combined role promotes a cohesive, strong and consistent vision and strategy for the company.
- General Dynamics' Corporate Governance Guidelines provide that the Board will adopt a leadership structure that best serves the company's needs at any particular time, and that such arrangement could involve either the separate or combined roles of chairman and chief executive officer.
- Accordingly, as part of the selection process each year the Board considers whether the roles should be separated and whether the company and its shareholders are best served by the individual(s) serving the role(s). Accordingly, as part of the selection process each year the Board considers whether the roles should be separated and whether the company and its shareholders are best served by the individual(s) serving the role(s).

Our Strong Corporate Governance Practices Ensure Management Accountability and Provide Effective Independent Oversight of General Dynamics.

In addition to the strong role and significant responsibilities of our independent Lead Director, the Board has in place many other mechanisms to ensure management accountability and a balanced governance structure:

- The Board's five standing committees are each chaired by independent directors and are 100% independent.
- The Board's non-management directors meet in executive session without management present at every Board meeting.
- All directors, except the current chief executive officer, meet the independence requirements of the New York Stock Exchange Listing Standards and the company's Corporate Governance Guidelines.
- The full Board and each committee have authority to retain their own independent outside legal, financial or other advisors, as the members deem necessary.
- The full Board participates in performance management and assessment of both senior management and itself.
- Our shareholders enjoy strong shareholder rights, including the right to request a special meeting of shareholders and proxy access (the ability to nominate director candidates, and have those nominees included in our proxy statement).

Conclusion: Our Current Structure of a Combined Chief Executive Officer and Chairman with a Strong Lead Independent Director Enhances Your Board's Ability to Govern the Company in Shareholders' Best Interests.

- Your Board believes that the decision of who should serve in the roles of chairman and chief executive officer, and whether these roles should be combined, is the responsibility of the Board. This decision is not appropriately addressed with a "one-size-fits-all" approach that assumes a single leadership structure works at all times.
- Your Board regularly evaluates the corporate governance structures in place at our company, including the roles of chairman and chief executive officer.
- While the Board has in the past and may again in the future determine that the interests of the company would be best served by separating the roles of chairman and chief executive officer, the Board believes that, on balance, a combined role works best at this time.
- Your Board will continue to evaluate these structures to determine the appropriate board leadership structure for the company.

This model best serves our dynamic and successful company.

 YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE **AGAINST** THIS SHAREHOLDER PROPOSAL.

SHAREHOLDER PROPOSAL — HUMAN RIGHTS REPORT

PROPOSAL 5

Shareholder Proposal — Human Rights Report

We have been advised by the Franciscan Sisters of Allegany, NY, P.O. Box W, St. Bonaventure, NY 14778-2302, owner of 20 shares of Common Stock, that they intend to present the following shareholder proposal at the Annual Meeting. We are not responsible for the accuracy or content of the proposal and supporting statement, presented below, as received from the proponent. Our reasons for opposing the proposal are also presented below.

Proposal and Supporting Statement

Proposal 5 — Human Rights Report

Resolved: Shareholders request the Board of Directors prepare a report, at reasonable cost and omitting proprietary information, on General Dynamics Corporation's human rights due diligence process to identify, assess, prevent, mitigate, and remedy actual and potential human rights impacts associated with high-risk products and services, including those in conflict-affected areas.

Whereas: As the fifth-largest defense company in the world, General Dynamics is exposed to significant actual and potential human rights risks.[1] The use of its weapons and technologies may violate the rights to life, liberty, personal security, privacy, non-discrimination, peaceful assembly, and association.

Under the UN Guiding Principles on Business and Human Rights, companies are expected to conduct human rights due diligence to meet the corporate responsibility to respect human rights, and expectations are heightened for companies with business activities in conflict-affected and high- risk areas.[2] A 2019 Amnesty International report concluded that General Dynamics and its peers failed to meet its human rights due diligence responsibilities.[3]

Investors lack evidence of effective human rights due diligence. While General Dynamics recently adopted a human rights statement,[4] its commitment and action steps are not grounded in international human rights and humanitarian law. It only requires compliance with U.S. law and corporate values. Despite language on "end use" and "lethal capabilities," it does not include a commitment to address irremediable human rights impacts linked to its lethal products. Board oversight of sustainability risks and the ethics hotline are insufficient.

Failure to carry out effective human rights due diligence exposes General Dynamics and its investors to legal, financial, and reputational risks. A component manufactured by General Dynamics was linked to a 2018 school bus bombing carried out by the Saudi Arabian Armed Forces in Yemen, which resulted in the deaths of dozens of children and has been recognized as a war crime.[5] The company has repeatedly supplied weapons and munitions to the Israeli Defense Forces, including weaponry reportedly used in attacks on Palestinian civilians that constitute human rights violations and war crimes.[6] At General Dynamics' 2021 annual shareholder meeting, the CEO faced criticism for weapons sales to Saudi Arabia, the United Arab Emirates, Bahrain, and Egypt.[7]

_____

[1] https://people.defensenews.com/top-100/
[2] https://www.ohchr.org/documents/publications/guidingprinciplesbusinesshr_en.pdf
[3] https://www.amnesty.org/en/documents/act30/0893/2019/en/
[4] https://www.gd.com/responsibility/human-rights
[5] https://www.hrw.org/news/2018/09/02/yemen-coalition-bus-bombing-apparent-war-crime#
[6] https://investigate.afsc.org/company/general-dynamics
[7] https://www.commondreams.org/news/2021/05/06/peace-activist-interrupts-general-dynamics-shareholder-meeting-blast-business-war ; https://www.reuters.com/article/us-generaldynamics-canada-saudi/general-dynamics-canada-wins-saudi-deal-worth-up-to-13-billion-idUSBREA1D1EF20140214 ; https://www.defenseworld.net/news/20623/General_Dynamics_Wins 20_Million_to_Supply_MK_Bombs_T o_Australia Bahrain_and_Saudi_Arabia ; https://www.thedefensepost.com/2018/09/18/egypt-cleared-60500-tank-rounds-general-dynamics/

General Dynamics has several nuclear weapons contracts, including to produce Trident missiles components for the U.S. and U.K.[8] The company faces increasing regulatory and reputational risks now that the Treaty on the Prohibition of Nuclear Weapons entered into force. As a result of these business activities, General Dynamics continues to be a subject of NGO- and student-led divestment campaigns.[9]

General Dynamics also has highly controversial contracts with U.S. government agencies, including providing casework services publicly linked to the family separation crisis at the U.S. – Mexico border.[10] It also supplies remote video surveillance systems which may violate rights to privacy and seeking asylum.[11] Finally, General Dynamics faces human capital management risks related to worker health and safety, including exposure to COVID-19, and labor strikes.[12]

_____

[8]   https://www.dontbankonthebomb.com/general-dynamics/
[9]   https://www.codepink.org/general_dynamics
[10] https://govtribe.com/award/federal-idv-award/indefinite-delivery-contract-hhsp233201500177i;
https://qz.com/1309460/defense-contractors-like-general-dynamics-are-profiting-from-child-detention-and-you-might-be-too/
[11] https://investigate.afsc.org/company/general-dynamics
[12] https://www.navytimes.com/news/your-navy/2020/08/23/shipbuilders-approve-3-year-pact-ending-monthslong-strike-at-bath-i; https://www.newscentermaine.com/article/news/health/coronavirus/maine-cdc-identifies-covid-19-outbreak-at-biw-with-three-confirmed-cases/97-da09986d-f5d5-4486-8eb1-8377f1c8d0cb

Statement by Your Board of Directors Against the Shareholder Proposal

Your Board of Directors unanimously recommends a vote AGAINST this proposal. The proposal calls for a "report" regarding human rights risk processes. Given the company's existing robust governance processes related to human rights, rooted in our Ethos and tied to the human rights policy of the United States government, your Board of Directors sees no additive value to an amorphous human rights report. To the contrary, in the context of this proposal such a report would undermine shareholder value. Our approach to human rights is both principled and rational, supporting our business model in a responsible way. Antithetical to this approach, the proposal is a transparent attempt to embed radical skepticism toward U.S. foreign policy into the company's corporate governance. This is untenable for any public company let alone for a defense contractor whose principal customer is the U.S. military. If adopted, the proposal would destroy significant shareholder value. It should be rejected.

General Dynamics Corporation's Effective Human Rights Governance and Risk Management Make the Proposal Redundant

General Dynamics has a deep commitment to human rights that is rooted in our Ethos of trust, alignment, transparency, and honesty. Human rights risks attendant to our business are managed through the same rigorous risk management process, overseen by our Board of Directors, as any other potentially material risk. Our Board-approved Delegation of Authority, in which the Board defines roles and responsibilities among the Board and management, reserves for the highest levels of management engagements that pose significant policy or reputation risks, including those related to human rights.

Our governance related to end-use human rights risks, one of the areas the proposal highlights, illustrates our principled approach, grounded in our rigorous compliance with U.S. law and policy. The laws and regulations governing the export of weapons and other defense articles encompasses U.S. defense and foreign policy goals, including the promotion and protection of human rights and international humanitarian law. This export regime contains express provisions addressing end-use risk of defense articles, including exacting eligibility criteria for non-U.S. purchasers, clear limits on permitted uses of exported defense articles, active end-use monitoring, and congressional reporting of transactions. General Dynamics takes seriously its obligations under this export regime. We have a comprehensive export policy that is supported by a robust compliance program, including risk-based due diligence, that is subject to demanding periodic audits. As with other significant risks, the Board maintains oversight of these activities.

Nor is the proposal necessary or helpful to assure our active focus on human rights issues. We have continuously improved our human rights risk governance. In 2021, your Board of Directors established a Sustainability Committee of the Board, comprising solely independent directors, to which the Board allocated oversight of risks associated with sustainability matters, including human rights. The company also adopted a specific, comprehensive human rights policy that speaks specifically to the concerns highlighted by the Proponent, as well as a new policy statement covering supply chain matters. The company's comprehensive oversight of human rights risk makes the proposal redundant.

Shareholders Should Reject the Attack On U.S. Foreign and National Security Policy, Which Would Substantially Damage Shareholder Value

In carrying out our core commitment to human rights, our North Star is the law and policy of the U.S. government. The proponent's real complaint is with our supportive and compliant approach to United States policy rather than with any corporate governance failings. Thus, the proponent's complaint is that the company's "commitment and action steps [related to human rights] are not grounded in international human rights and humanitarian law." The proposal's transparent attempt to use corporate governance procedures to attack the U.S. defense, foreign, and human rights policy should be defeated.

Support for the United States foreign and national security policy does not, in any rational way, undermine the company's corporate responsibility or its long-term viability as a sustainable enterprise. Your Board of Directors believes that U.S. policy is in the best interests of the nation. By their terms, U.S. law and policy take into account the human rights and humanitarian values cited by the proponent. Adherence to U.S. law and policy, accordingly, is a principled and rational approach to managing human rights risk that is consistent with both our business model and with responsible, ethical business.

Indulging the proponent's appropriation of public company governance to advance its vague and ill-conceived critique of U.S. policy is the much greater risk to shareholder value. At minimum, it would distract management and waste company resources. More likely, the proponent's attempt to use General Dynamics's internal procedures to agitate against U.S. government decisions would directly harm shareholder value by potentially putting the company and its largest customer at odds.

To be sure, your Board of Directors recognizes that certain international bodies may at times make different judgments than the U.S. government regarding potential human rights risks. And the Board respects that some shareholders may value those judgments as an important aspect of the international order. These alternative standards, however, do not draw into question the company's responsibility in managing human rights risk.

Take the proponent's puzzling assertion that the Treaty on the Prohibition of Nuclear Weapons, which purports to ban nuclear arms, somehow subjects the company to "regulatory and reputational risks." In actuality, the United States and its NATO partners opposed the treaty, did not sign it, and are not bound by it. (Nor, it should be said, are our deadliest potential adversaries, who also possess nuclear weapons but do not share the United States' commitments to human rights.) To the extent that the proponents are concerned about the role of nuclear deterrence in the security strategy of the United States and its democratic allies, they should address those concerns to the responsible governmental authorities. But this treaty does not establish that there is any issue with General Dynamics' corporate governance or approach to human rights that should concern its shareholders.

The Proponent Makes Misleading and Inaccurate Attacks on General Dynamics' Human Rights Record

The proponent also supports the proposal with several misleading or factually inaccurate attacks on the company's human rights record that the Board believes must be directly addressed. In particular:

- The Proponent implies that "worker health and safety" risks, including "exposure to COVID-19," is a relevant human rights concern. This is baseless: maintaining a safe working environment for our employees is paramount and an integral part of our business strategy to maintain a sustainable organization. As to COVID-19, we quickly implemented measures recommended by authorities to provide safe working environments and are proud of our track record of keeping workers safe.

- The proponent references "casework services … linked to the family separation crisis." General Dynamics had no direct role in the family separation policy. The company provides case coordination support pursuant to contracts with the Office of Refugee Resettlement (ORR) to facilitate the case work by social workers that ensures unaccompanied alien minors are reunified with a responsible adult within the United States. This work on the ORR's unaccompanied minor program began in the early 2000s, spanning multiple presidencies, including those of President Bush, President Obama, and the prior administration, and remains ongoing today in support of the current administration. We do not own or operate any shelter or other facility that houses unaccompanied minors. This work with ORR is independent of—both preceding and continuing after—the discontinued family separation policy.

- The proponent references alleged war crimes in Yemen and Israel. These references fail to provide the context of defense article exports. For example, the company has not directly sold bomb components to Saudi Arabia. Instead, it contracted with the United States to supply the U.S. government with bomb bodies and components for its use. The U.S. government's decision to supply Saudi Arabia with the company's products was the sovereign act of the duly-constituted government of the United States.

- The proponent implies that the "criticism" by a single shareholder at the 2021 Annual Meeting of Shareholders bolsters its proposal. To the contrary, our Chairman and CEO's response to the shareholder's question regarding the sale of weapons in support of the U.S. military was principled and definitive:

"Our role is to support the U.S. military and U.S. national security policy and the preservation of peace and liberty. I believe that and I believe that passionately. And I have thought long and hard about our moral obligation. In our world, when you think about death and you think about destruction, we hope for peace, we pray for peace, we work for peace. We make our best money and are most satisfied when we prepare the United States for deterrence. The fundamental reason for a standing army is to deter evil and there is evil in this world. … [T]he policy of the United States is just and fair and in our interest."

The proposal is misguided, unnecessary, and harmful to shareholders' interests, and should be defeated.

 YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE **AGAINST** THIS SHAREHOLDER PROPOSAL.

INFORMATION REGARDING THE ANNUAL MEETING AND VOTING

All shareholders of record at the close of business on March 9, 2022, are entitled to vote their shares of Common Stock at the Annual Meeting. On the record date, General Dynamics had 278,136,462 shares of Common Stock issued and outstanding.

Following are questions and answers about the Annual Meeting and voting.

Annual Meeting Attendance

How do I attend the virtual Annual Meeting? To be admitted to the virtual Annual Meeting, you must register in advance by accessing www.ProxyVote.com, using the control number found on your proxy card or voting instruction form. Please note that the registration deadline is Friday, April 29, 2022, at 11:59 p.m. Eastern Time. You should be prepared to provide a valid email address and other information. After completing your registration, you will receive a new, unique 16-digit attendance control number (Attendance Control Number) at the email address that you provide during registration, within five (5) business days after you register and, in any event, not later than May 3, 2022. You must use the Attendance Control Number, and not the control number on your proxy card or voting instruction form, in order to access the Annual Meeting. You will not be able to attend the Annual Meeting unless you register by the deadline noted above and receive the Attendance Control Number. Please check your email approximately five (5) business days after you register to attend the Annual Meeting. Please contact investorrelations@gd.com if you register but have not received an Attendance Control Number.

How do I attend the virtual Annual Meeting? In order to attend the Annual Meeting, visit www.VirtualShareholderMeeting.com/GD2022 and enter your Attendance Control Number. Online access to the audio webcast will open at 8:45 a.m. Eastern Time to allow time for you to log in and test your device's audio system. We encourage you to access the meeting prior to the start time. If you encounter any difficulties accessing the virtual Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual Annual Meeting website. Technicians will be available to assist you.

Will I be able to ask questions at the virtual Annual Meeting? We have designed the format of the virtual Annual Meeting to ensure that shareholders are afforded the same rights and opportunities to participate as they would have at an in-person meeting, using online tools to ensure shareholder access and participation. Shareholders will be able to submit questions online before the meeting by visiting www.ProxyVote.com. In addition, shareholders will be able to submit questions and vote during the live virtual Annual Meeting. We will endeavor to answer as many questions submitted by shareholders as time permits. We reserve the right to exclude questions regarding topics that are not pertinent to meeting matters or company business. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition. In the event that we do not answer your question during the meeting, we will endeavor to respond to you directly via the email address you provide during the registration process for attending the virtual Annual Meeting.

What if there are technical issues during the virtual Annual Meeting? In the event of technical difficulties with the Annual Meeting, we expect that an announcement will be made on www.VirtualShareholderMeeting.com/GD2022. If necessary, the announcement will provide updated information regarding the date, time, and location of the Annual Meeting. We will also post any updated information regarding the Annual Meeting on our Investor Relations website at https://investorrelations.gd.com.

How many shares must be present to hold the Annual Meeting? A quorum of shares must be present to hold the Annual Meeting. A quorum is the presence, in person or by proxy, of holders of a majority of the issued and outstanding shares of Common Stock as of the record date. If you submit a properly completed proxy in accordance with one of the voting procedures described below or attend the Annual Meeting to vote in person, your shares of Common Stock will be considered present. For purposes of determining whether a quorum exists, abstentions and broker non-votes (as described below) will be counted as present. Once a quorum is present, voting on specific proposals may proceed. In the absence of a quorum, the Annual Meeting may be adjourned.

How are proxy materials being distributed for the Annual Meeting? As permitted by the rules of the SEC, we are providing the proxy materials for our 2022 Annual Meeting via the internet to most of our shareholders. Use of the internet will expedite receipt of the 2022 proxy materials by many of our shareholders and help to keep mailing costs for our Annual Meeting as low as possible. For shareholders who are participants in our 401(k) plans we are required generally to deliver proxy materials in hard copy. On March 24, 2022, we initiated delivery of proxy materials to our shareholders of record in one of two ways: (1) a notice containing instructions on how to access proxy materials via the internet or (2) a printed copy of those materials. If you received a notice in lieu of a printed copy of the proxy materials, you will not automatically receive a printed copy of the proxy materials in the mail. Instead, the notice provides instructions on how to access the proxy materials on the internet and how to vote online or by telephone. If you received such a notice and would also like to receive a printed copy of the proxy materials, the notice includes instructions on how you may request a printed copy.

Voting

Who is entitled to vote at the Annual Meeting? You must be a shareholder of record on the record date, which is March 9, 2022, to vote your shares at the Annual Meeting.

How do I vote my shares? How you vote your shares will depend on whether you are a shareholder of record or a beneficial owner of your shares.

Shareholders of record. Each shareholder of record is entitled to one vote on all matters presented at the Annual Meeting for each share of Common Stock held. You are considered a shareholder of record if your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., as of the record date. If you are a shareholder of record, Broadridge provides proxy materials to you on our behalf. If your shares are registered in different names or held in more than one account, you may receive more than one proxy card or set of voting instructions. In that case, you will need to vote separately for each set of shares in accordance with the following voting procedures.

Shareholders of record may cast their vote in one of the following ways:

You May Cast Your Vote:

By Internet:	access www.ProxyVote.com and follow the instructions
By Telephone:	call 1-800-690-6903 and follow the instructions
By Mail:	sign and date each proxy card received and return each card using the prepaid postage envelope
By Attending the Virtual Annual Meeting:	register in advance by visiting www.ProxyVote.com, and attend the Annual Meeting by visiting www.VirtualShareholderMeeting.com/GD2022 and follow the instructions

The telephone and internet voting systems are available 24 hours a day. They will close at 11:59 p.m. Eastern Time on May 3, 2022. Please note the voting deadline differs for participants in our 401(k) plans, as described below. All shares represented by properly executed, completed and unrevoked proxies that are received on time will be voted at the Annual Meeting in accordance with the specifications made in the proxy card.

If You Return A Signed Proxy Card But Do Not Specifically Direct The Voting Of Shares, Your Proxy Will Be Voted As Follows:

FOR the election of directors as described in this Proxy Statement
FOR the selection, on an advisory basis, of KPMG LLP as the independent auditors of the company
FOR the approval, on an advisory basis, of the compensation of the named executive officers
AGAINST the two shareholder proposals
IN ACCORDANCE WITH the judgment of the proxy holders for other matters that properly come before the Annual Meeting.

Beneficial Owners. If your shares are held by a bank, broker or other holder of record (sometimes referred to as holding shares in "street name"), the bank, broker or other holder is the shareholder of record, and you are the beneficial owner of those shares. Your bank, broker or other holder of record will forward the proxy materials to you. As the beneficial owner, you have the right to direct the voting of your shares by following the voting instructions provided with these proxy materials. Please refer to the proxy materials forwarded by your bank, broker or other holder of record to see which voting options are available to you.

401(k) Plan Participants. Fidelity Management Trust Company (Fidelity), as trustee, is the holder of record of the shares of Common Stock held in our 401(k) plans — the General Dynamics Corporation 401(k) Plan and the General Dynamics Corporation 401(k) Plan for Represented Employees. If you are a participant in one of these plans and in the fund that invests in shares of Common Stock, you are the beneficial owner of the shares of Common Stock credited to your plan account. As beneficial owner and named fiduciary, you have the right to instruct Fidelity, as plan trustee, how to vote your shares. If you do not provide Fidelity with timely voting instructions then, consistent with the terms of the plans, Newport Trust Company (Newport), will direct Fidelity, in Newport's discretion, how to vote the shares. Newport serves as the independent fiduciary and investment manager for the General Dynamics Stock Fund of the 401(k) plans.

Broadridge provides proxy materials to participants in these plans on behalf of Fidelity. If you are a plan participant and a shareholder of record, Broadridge may combine the shares registered directly in your name and the shares credited to your 401(k) plan account onto one proxy card. If Broadridge does not combine your shares, you will receive more than one set of proxy materials. In that case, you will need to submit a vote for each set of shares. The vote you submit via proxy card or the telephone or internet voting systems will serve as your voting instructions to Fidelity. **To allow sufficient time for Fidelity to vote your 401(k) plan shares, your vote, or any re-vote, must be received by 11:59 p.m. Eastern Time on May 1, 2022.**

Can I change or revoke my proxy vote? A shareholder of record may change or revoke a proxy at any time before it is voted at the Annual Meeting.

A Proxy May Be Revoked By:

Sending written notice of revocation to our Corporate Secretary

Submitting another proxy card that is dated later than the original proxy, or

Re-voting by using the telephone or internet voting systems or by attending the virtual Annual Meeting.

Our Corporate Secretary must receive notice of revocation, or a subsequent proxy card, before the vote at the Annual Meeting for a revocation to be valid. Except as described above for participants in our 401(k) plans, a re-vote by the telephone or internet voting systems must occur before 11:59 p.m. Eastern Time on May 3, 2022. If you are a beneficial owner, you must revoke your proxy through the appropriate bank, broker or other holder of record.

Vote Required

What is a broker non-vote? A broker non-vote occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for the proposal and has not received voting instructions from the beneficial owner. Banks, brokers and other holders of record have discretionary authority to vote shares without instructions from beneficial owners only on matters considered "routine" by the New York Stock Exchange, such as the advisory vote on the selection of the independent auditors. On non-routine matters, such as the election of directors, executive compensation matters and the shareholder proposals, these banks, brokers and other holders of record do not have discretion to vote uninstructed shares and thus are not "entitled to vote" on such proposals, resulting in a broker non-vote for those shares. We encourage all shareholders that hold shares through a bank, broker or other holder of record to provide voting instructions to those holders to ensure that their shares are voted at the Annual Meeting.

What is the vote required for each proposal, and what is the effect of an abstention or broker non-vote on the voting?

	Vote Requirements and the Effect of Abstentions or Broker Non-Votes	
Proposal	**Voting Standard**	**Effect of Abstentions and Broker Non-Votes**
Proposal 1: Election of the Board of Directors of the Company	Directors will be elected by a majority of the votes cast and entitled to vote at the Annual Meeting. A "majority of the votes cast" means the number of votes cast "for" a director's election exceeds the number of votes cast "against" that director's election. You may vote for, vote against or abstain from voting for any or all nominees.	Abstentions and broker non-votes will not be counted as a vote cast "for" or "against" a director's election.
Proposal 2: Advisory Vote on the Selection of Independent Auditors	This proposal requires an affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at the Annual Meeting to be approved. You may vote for, vote against or abstain from voting on this matter.	Abstentions will have the effect of a vote against this proposal. Broker non-votes do not occur for this proposal because banks, brokers and other holders of record have authority under the New York Stock Exchange rules to vote in their discretion on the selection of independent auditors.
Proposal 3: Advisory Vote to Approve Executive Compensation	This proposal requires an affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at the Annual Meeting to be approved. You may vote for, vote against or abstain from voting on this matter.	Abstentions will have the effect of a vote against the proposal. Broker non-votes will have no effect on the proposal.
Proposal 4: Shareholder Proposal– Independent Board Chairman	This proposal requires an affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at the Annual Meeting to be approved. You may vote for, vote against or abstain from voting on this matter.	Abstentions will have the effect of a vote against the proposal. Broker non-votes will have no effect on the proposal.
Proposal 5: Shareholder Proposal– Human Rights Report	This proposal requires an affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at the Annual Meeting to be approved. You may vote for, vote against or abstain from voting on this matter.	Abstentions will have the effect of a vote against the proposal. Broker non-votes will have no effect on the proposal.

Who will count the votes? Representatives of American Election Services, LLC, will tabulate the vote at the Annual Meeting.

Who is soliciting votes for the Annual Meeting? The Board of Directors is soliciting proxies from shareholders. Directors, officers and other employees of General Dynamics may solicit proxies from our shareholders by mail, e-mail, telephone, facsimile or in person. In addition, Innisfree M&A Incorporated (Innisfree), 501 Madison Avenue, New York, New York, is soliciting brokerage firms, dealers, banks, voting trustees and their nominees.

We will pay Innisfree approximately $15,000 for soliciting proxies for the Annual Meeting and will reimburse brokerage firms, dealers, banks, voting trustees, their nominees and other record holders for their out-of-pocket expenses in forwarding proxy materials to the beneficial owners of Common Stock. We will not provide additional compensation to our directors, officers and other employees who solicit proxies.

OTHER INFORMATION

Additional Shareholder Matters

If any other matters properly come before the Annual Meeting, the individuals named in the proxy card will have discretionary authority to vote the shares they represent on those matters, except to the extent their discretion may be limited under Rule 14a-4(c) of the Exchange Act.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our officers and directors, as well as anyone who is a beneficial owner of more than 10 percent of a registered class of our stock, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission and the New York Stock Exchange, and to furnish us with copies of these forms. To our knowledge, based solely on a review of the copies of Forms 3, 4 and 5 submitted to us, all of our executive officers and directors complied with all filing requirements imposed by Section 16(a) of the Exchange Act during 2021, other than Mr. Crown, who filed one late Form 4 relating to a dividend equivalent accrual due to administrative error.

Shareholder Proposals and Director Nominees For 2023 Annual Meeting of Shareholders

If you wish to submit a proposal for inclusion in our proxy materials to be distributed in connection with the 2023 Annual Meeting, your written proposal must comply with the rules of the SEC and be received by us no later than November 24, 2022. The proposal should be sent to the Corporate Secretary, General Dynamics Corporation, 11011 Sunset Hills Road, Reston, Virginia 20190.

If you intend to present a proposal at the 2023 Annual Meeting that is not to be included in our proxy materials, including director nominations, you must comply with the various requirements established in our Bylaws. Among other things, the Bylaws require that a shareholder submit a written notice to our Corporate Secretary at the address in the preceding paragraph no earlier than January 4, 2023, and no later than February 3, 2023.

In addition, our Bylaws permit a shareholder or a group of up to 20 shareholders who have owned 3% or more of our outstanding shares of capital stock continuously for three years to submit director nominees for inclusion in our proxy statement if the shareholder(s) and nominee(s) satisfy the requirements specified in our Bylaws. These requirements can be found in Article II, Section 10 of our Bylaws, and include the requirement that the applicable notice be received by the company no earlier than October 25, 2022, and no later than November 24, 2022.

Annual Report on Form 10-K

The Annual Report, which includes our Form 10-K and accompanies this Proxy Statement, is not considered a part of the proxy solicitation material. We will furnish to any shareholder, without charge, a copy of our 2021 Annual Report, as filed with the SEC. A request for the report can be made verbally or in writing to Investor Relations, General Dynamics Corporation, 11011 Sunset Hills Road, Reston, Virginia 20190, 1-703-876-3559 or through our website www.gd.com. The Form 10-K and other public filings are also available through the SEC's website at www.sec.gov and on our website at www.gd.com/SECFilings.

Delivery of Documents to Shareholders Sharing an Address

We will deliver only one Annual Report and Proxy Statement to shareholders who share a single address unless we have received contrary instructions from any shareholder at the address. In that case, we will deliver promptly a separate copy of the Annual Report and Proxy Statement. For future deliveries, shareholders who share a single address can request a separate copy of our Annual Report and Proxy Statement. Similarly, if multiple copies of the Annual Report and Proxy Statement are being delivered to a single address, shareholders can request a single copy of the Annual Report and Proxy Statement for future deliveries. To make a request, please call 1-703-876-3000 or write to the Corporate Secretary, General Dynamics Corporation, 11011 Sunset Hills Road, Reston, Virginia 20190.

APPENDIX A: USE OF NON-GAAP FINANCIAL MEASURES

(DOLLARS IN MILLIONS)

This Proxy Statement contains non-GAAP financial measures, as defined by Regulation G of the SEC.

We emphasize the efficient conversion of net earnings into cash and the deployment of that cash to maximize shareholder returns. As described below, we use free cash flow (FCF) and return on invested capital (ROIC) to measure our performance in these areas. While we believe these metrics provide useful information, they are not defined operating measures under U.S. generally accepted accounting principles (GAAP), and there are limitations associated with their use. Our calculation of these metrics may not be completely comparable to similarly titled measures of other companies due to potential differences in the method of calculation. As a result, the use of these metrics should not be considered in isolation from, or as a substitute for, other GAAP measures.

Free Cash Flow. We define FCF as net cash provided by operating activities less capital expenditures. We believe FCF is a useful measure for investors because it portrays our ability to generate cash from our businesses for purposes such as repaying debt, funding business acquisitions, repurchasing our Common Stock and paying dividends. We use FCF to assess the quality of our earnings and as a key performance measure in evaluating management. The following table reconciles FCF with net cash provided by operating activities:

Year Ended December 31	2021 ($)	2020 ($)	2019 ($)
Net cash provided by operating activities	4,271	3,858	2,981
Capital expenditures	(887)	(967)	(987)
Free cash flow	3,384	2,891	1,994

Return on Invested Capital. We believe ROIC is a useful measure for investors because it reflects our ability to generate returns from the capital we have deployed in our operations. We use ROIC to evaluate investment decisions and as a performance measure in evaluating management. We define ROIC as net operating profit after taxes divided by average invested capital. Net operating profit after taxes is defined as net earnings plus after-tax interest and amortization expense, calculated using the statutory federal income tax rate. Average invested capital is defined as the sum of the average debt and average shareholders' equity excluding accumulated other comprehensive loss. Average debt and average shareholders' equity excluding accumulated other comprehensive loss are calculated using the respective balances at the end of the preceding year and the respective balances at the end of each of the four quarters of the year presented. ROIC excludes goodwill impairments and non-economic accounting changes as they are not reflective of company performance. ROIC is calculated as follows:

Year Ended December 31	2021 ($)	2020 ($)	2019 ($)
Net earnings	3,257	3,167	3,484
After-tax interest expense	340	386	373
After-tax amortization expense	254	280	287
Net operating profit after taxes	3,851	3,833	4,144
Average invested capital	32,270	32,431	29,620
Return on invested capital	11.9%	11.8%	14.0%

www.generaldynamics.com

GENERAL DYNAMICS